ALTRAN

251, Boulevard Pereire - 75017 PARIS
TELEPHONE : + 33 (0) 1 44 09 64 00
TELECOPIE : + 33 (0) 1 44 09 64 22

SEC MAIL RECEIVED FEB 24 2004 WASH. D.C. 187 SECTION

04010113

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

SUPPL

Paris, 23rd February 2004

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Financial release published concerning the Share capital increase results on December 19th , 2003 enclosed as exhibit 1.
2. Financial release concerning the 2004 publication calendar published on January 29th, 2004 enclosed as exhibit 2.
3. English translation of the "Document de reference 2002" published on our website on February 6th, 2004 as exhibit 3.
4. Financial release concerning 2004 full year sales published on the internet on February 13th 2004 and on the newspaper "les Echos" on February 17th, 2004 enclosed as exhibit 4.
5. Presentation made to analyst on the 2003 full year sales published on our website on February 16th, 2004 enclosed as exhibit 5.

dw 2/26

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 1

ALTRAN TECHNOLOGIES

French limited liability company (*Societé Anonyme*) with a share capital of € 46 817 065,50
Registered Office: 58, boulevard Gouvion Saint-Cyr, 75017 Paris
702 012 956 R.C.S. Paris

PRESS RELEASE

Paris, 19 December, 2003

Success of share capital increase by way of an issue of shares for cash with preferential subscription rights

Altran Technologies announces the successful completion of its € 149.8 million rights issue launched on 21 November, 2003, consisting of the issuance of 20,807,584 new shares at a subscription price of € 7.20 per share: 20,293,490 shares corresponding to 97.53 % of the shares offered were subscribed on an non-reducible basis and there was demand for a further 21,434,973 shares on a reducible basis. The orders thus amounted to more than 2 times the number of shares offered.

Mr. Alexis Kniazeff, Chairman of the Board of Directors and Chief Executive Officer, expresses his satisfaction about this very successful outcome and thanks all shareholders.

Following the completion of this share capital increase, Altran Technologies' share capital will be increased to a total of 114,441,715 shares. The new shares will be listed on the *Premier Marché* of Euronext Paris S.A. and trading will begin on 23 December, 2003.

This share capital increase allows the Group to restore its financial situation. Together with the mobilisation of internal resources and an agreement with banks on a financing which matures in 2009, Altran Technologies should be able to satisfy its debt servicing requirements and finance its activities over the medium term.

This rights issue was lead-managed by BNP Paribas, Crédit Agricole Indosuez – Crédit Lyonnais and SG Corporate & Investment Banking, acting as Joint Lead Managers.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING, EXCEPT IN FRANCE.

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON, ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR PURSUANT TO AN EXEMPTION FROM REGISTRATION. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA OR JAPAN.

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 2

January 29th, 2004

2004 Publication calendar

2003 Full year sales	- Publication of a communiqué after market close on February 13th, 2004 - A conference call will be organized on February 16th, 2004
2003 Annual results	- Publication of a communiqué after market close on April 6th, 2004 - Meetings will be organized to present annual results on April 7th, 2004
2004 1st Quarter sales	- Publication of a communiqué after market close on May 13th, 2004 - A conference call will be organized on May 14th 2004
Annual Shareholders' general meeting	- June 28th, 2004
2004 2nd Quarter sales	- Publication of a communiqué after market close on August 11th, 2004 - A conference call will be organized on August 12th, 2004
2004 1st Half year results	- Publication of a communiqué before market on October 11th, 2004 - Meetings will be organized to present half-year results on October 11th, 2004
2004 3rd Quarter sales	- Publication of a communiqué after market close on November 5th, 2004 - A conference call will be organized on November 8th, 2004

File n° 82-5164

ENGLISH TRANSLATION OF THE "DOCUMENT DE REFERENCE"
EXHIBIT 3

Reference Document

This reference document was filed with the "Commission des Operations de Bourse (COB)" under No. R 03-224 on 31 October 2003, pursuant to regulation No.98-01. It may not be used in support of a financial transaction unless it is accompanied by a transaction note endorsed by the "Commission des Opérations de Bourse (COB)". This reference document was drawn up by the issuer and engages the responsibility of its signatories. This registration, carried out after examination of the relevance and consistency on the information provided on the company's situation, does not imply authentication of the accounting and financial elements presented.

The "Commission des Opérations de Bourse (COB)" draws the public's attention to the following points:

- The paragraph relating to the group's risk factors, exceptional events and litigation.
- In the context of their report on the consolidated accounts closed at 31 December 2002, the Statutory Auditors have formulated the three observations described respectively in the following notes of the appendix to the consolidated accounts:
    - "The paragraph on accounting and valuation principles relating to a change in presentation and the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable, or CRC (French Accounting Regulations Committee) on liabilities.
    - The note relating to the correction of errors relating to the accounts for the financial year ended 31st December 2001.
    - The note on medium-term credit lines relating to covenants that are being renegotiated"."
- The company accords priority status to the task of redressing the group's financial balance: "Dividends will not be distributed again until this objective has been attained."

This document has been translated from French for information purpose only. In case of discrepancies between this document and the original French version the latter shall prevail.

ALTRAN TECHNOLOGIES

Contents

I - Person responsible for the prospectus and person responsible for the audit of accounts

ALTRAN TECHNOLOGIES

1 - PERSON RESPONSIBLE FOR THE PROSPECTUS

Mr Alexis Kniazeff – CEO.

2 - CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE PROSPECTUS

"To the best of our knowledge, the information contained in the present document is consistent with the truth. It comprises all the information necessary for investors to make their judgement on the issuer's assets, activities, financial situation, results and prospects, without any omissions such as to affect their significance."

Alexis Kniazeff – CEO

3 - FINANCIAL INFORMATION

The financial information is in particular communicated by means of press releases (agencies and newspapers). All the financial information (press releases, presentations, reports) is available on the group's website: http://www.altran.net

Persons responsible for financial information

Mr Eric Albrand
Chief Financial Officier
Tel. +33 (0)144095412
e-mail: comfi@altran.net

Mr Laurent Dubois
Head Investor Relations
Tel. +33 (0)144095412
e-mail: comfi@altran.net

Calendar of publications

Event	Date
3rd quarter 2003 turnover	No later than 15th November 2003
4th quarter 2003 turnover	No later than 15th February 2004
Annual results 2003	No later than 30th April 2004
1st quarter 2004 turnover	No later than 15th May 2004
Annual General Meeting	No later than 30th June 2004

4 - PERSON RESPONSIBLE FOR THE AUDIT OF ACCOUNTS

Statutory auditors

Ernst & Young Audit
Represented by Mr Philippe Hontarrède
4, rue Auber
75009 Paris
Date of first nomination: 26th June 1996
Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2007

Concorde Européenne Audit France
Represented by Mr Gérard Bienaimé
21 bis rue Lord Byron
75008 Paris

Date of first nomination: 29th December 1986
Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2003

Deputy auditors:

Mr Olivier Breillot
4, rue Auber
75009 Paris

Date of first nomination: 26th June 1996

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2007

Mr Dominique Donval
23, avenue Madeleine Crenon
92 330 Sceaux

Date of first nomination: 29th December 1986

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2003

II - General information concerning the company and its capital

1 - GENERAL INFORMATION CONCERNING THE COMPANY

Company name, registered address and head office

Company name: Altran Technologies SA
Registered address: 58, boulevard Gouvion Saint-Cyr – 75017 Paris
Head office: 251, boulevard Pereire - 75017 Paris

Legal form

Public Limited Company with Board of Directors

Law of the issuer

French law public limited company governed by the French Commercial Code, the decree of 23rd March 1967 and subsequent texts on commercial companies.

Date of formation and duration

The company was constituted on 14th February 1970. Except in the case of anticipated dissolution or extension provided for by the law and the statutes, it will cease to exist on 14th February 2045.

Company objectives

According to article 3 of the statutes, the company's objects in France and abroad are as follows:
- Technical studies, consultancy and engineering in high technologies and related services
- And generally all industrial, commercial or financial, securities or property operations, which may be directly or indirectly related to the company objects or which may facilitate their extension and development.

Trade Registry

Paris B 702 012 956
Company registration number: 702 012 956 00042
Business Activity Code: 742C

Inspection of statutory documents

Legal documents concerning Altran Technologies may be consulted at the company's head office.

Accounting year

From 1st January to 31 December of each year.

Statutory distribution of profits (article 18 of the statutes)

An initial amount of at least 5% is deducted on the net income of each accounting year, minus any previous losses, in order to constitute the legal reserve fund, until this fund corresponds to one tenth of the authorised capital.
The balance, minus the sums placed in reserve in application of the law or the statutes and plus any profits carried over, constitutes the distributable profits.

From this distributable profit are deducted sums which, at the suggestion of the Board of Directors, the General Meeting deems suitable, either to be carried forward again to the following financial year or to be allocated to one or more general and special reserve funds.

Any balance of the profit is entirely distributed to the shares.

The General Meeting may decide to distribute sums taken from the available reserves. In this case, the decision expressly indicates the reserve items from which the sums are taken.

Notwithstanding the terms of this article, a credit may, if necessary, be allocated to a special employee profit-sharing reserve in accordance with the conditions laid down by the law.

The General Meeting, at the suggestion of the Board of Directors, may decide that the profits of a financial year may be carried forward, in whole or in part, or placed in reserve.

Arrangements for the payment of dividends (article 18 of the statutes)

The General Meeting ruling on the annual accounts may grant the shareholders, for all or part of the dividend distributed, an option between payment in cash or in new shares to be issued in accordance with the conditions stipulated by the law. The same may apply for the payment of interim dividends.

General Meetings (article 17 of the statutes)

The Shareholders' Meetings are convened and deliberate according to the conditions set by the law.
The meetings are held either at the head office or at another place specified in the notice of convocation. At the time of convocation, the Board may decide to publicly transmit the entire meeting by videoconference and/or remote transmission, subject to the legal and regulatory provisions currently in force. If applicable, this decision is communicated in the notice of meeting and the notice of convocation.
The General Meetings are made up of all the shareholders, irrespective of the number of shares held, provided that they are fully paid up.
Any shareholder may participate, either personally or by proxy, at the Meetings upon presentation of proof of his/her identity and of ownership of his/her shares.

An intermediary satisfying the obligations specified in paragraphs three and four of article L.228-1 of the Commercial Code, may, by virtue of a general securities management contract, transmit for a Meeting a shareholder's vote or power, as defined in the third paragraph of the said article.

Before transmitting powers or votes in a General Meeting, the intermediary is obliged, at the request of the issuing company or its proxy, to supply the list of the non-resident shareholders to whom these voting rights belong. This list is provided in accordance with the regulations currently in force.

A vote or power issued by an intermediary who has not declared him/herself as such or who has failed to disclose the identity of the owners of the securities, cannot be taken into consideration.

The right to take part in the Meetings is subject to the registration of the shareholder in a nominative account or to the deposit, at the places indicated in the notice of convocation, of the bearer shares or a deposit certificate issued by the bank, the financial establishment or the brokerage firm holding these shares or a certificate of the authorised intermediary, or the organisation taking its place, recording the unavailability of the shares registered

in the accounts until the date of the meeting, at least five days before the date of the Meeting. The express revocation of the registration or unavailability may take place solely in accordance with the mandatory provisions currently in force.

All shareholders may vote by correspondence using a form which may be obtained in the manner indicated in the notice of convocation to the Meeting.

During the General Meetings, the quorum conditions stipulated by the law according to the type of Meeting are appreciated by taking into account the number of shares having voting rights. In the case of votes by correspondence, only duly completed forms received by the company at least three days before the date of the Meeting will be taken into account for the purposes of calculating the quorum. Similarly, any written question addressed to the Board of Directors by a shareholder in compliance with article L 225-108 of the French Commercial Code, must be sent to the Board at least three days prior to the Meeting in order to be duly received by the said Board of Directors. The majority conditions depending on the type of Meeting are assessed by taking into account the number of voting rights attached to the shares possessed by the shareholders who are present at the Meeting, are represented or who have voted by correspondence.

All shareholders may also, if the Board of Directors so decides at the time of the convocation of Meeting, participate at the Meeting by videoconference or by all telecommunication or remote transmission means including the Internet as specified by the regulations in force at the time of their use. If applicable, this decision is communicated in the notice of Meeting published in the Bulletin of Compulsory Legal Announcements (BALO).

The shares of any shareholder failing to satisfy the company's legal information duty as specified by article L 233-7 of the French Commercial Code, will be deprived of voting rights, with respect to the undeclared fraction, at the request, recorded in the minutes of the General Meeting, of one or more shareholders possessing at least 5% of the company's capital.

Double voting right (article 9 of the statutes)

Each action carries the right to vote at General Meetings. The number of votes attached to the shares is proportional to the quota of the capital they represent, each share giving right to one vote.

However, holders of nominal shares or their representatives, if these shares have been registered in their names for at least four years and have been entirely paid up, or if they are the result of the consolidation of shares all registered in their names for at least four years and entirely paid up, are entitled to two votes for each of the said shares.

Any share converted to the bearer or transferred loses the double vote right attributed in application of the preceding paragraph. Nevertheless, transfer following succession, liquidation of joint ownership between spouses and donations inter vivos to the benefit of a spouse, a relation of inheritable degree does not give rise to the loss of the acquired right and does not interrupt the periods of time specified in the said paragraph.

The introduction of double voting rights was decided by the General Meeting of 20th October 1986.

Capital holding thresholds (article 7 of the statutes)

In compliance with the terms of article L.233-6 and next of the Commercial Code, any person acting alone or in concert, coming to possess more than the twentieth, the tenth, the fifth, the third, the half or two thirds of the capital or the voting rights, must notify the company and the "Conseil des Marchés Financiers" of the number of shares and voting rights that he/she possesses. The same applies when the shareholder's stake falls below the levels specified above.

* modified by the Mixed General Meeting of 30th June 2003

Moreover, any person acting alone or in concert, coming to hold directly or indirectly, a fraction of the capital or voting rights or securities giving access after a period of time to the company's capital which is equal to or greater than 0.5% or a multiple thereof, will be obliged to inform the company, by registered letter with acknowledgement of receipt within two weeks of crossing one of these thresholds, of the total number of shares, voting rights or securities giving access after a period of time to the capital, possessed by the said person, directly or indirectly, alone or in concert.

Failure to observe the above-mentioned provisions is sanctioned by the loss of voting rights for the shares in excess of the fraction which should have been declared with respect to all the Shareholders' Meetings taking place within a period of two years following the notification regularisation date specified above, in the event that such a sanction is requested by one or more shareholders holding at least 5% of the company's authorised capital or voting rights. This request is recorded in the minutes of the General Meeting.

The intermediary registered as a holder of shares in compliance with paragraph three of article L.228-1 of the French Commercial Code, is obliged, without prejudice to the obligations of the shareholders, to make the declarations stipulated by this article, for all the shares for which he/she is registered in the accounts.

Failure to observe this obligation will be sanctioned in compliance with article L.228-3-3 of the Commercial Code.

Any person, acting alone or in concert, is also obliged to inform the company within a period of two weeks when his/her percentage of the capital or voting rights falls below each of the thresholds mentioned in paragraph one of this section.

Identifiable bearer securities (article 7 of the statutes)

In order to facilitate the identification of the holders of shares, the company may ask the organisation in charge of compensation to provide the information concerned by article L. 228-2 of the Commercial Code.

2 - GENERAL INFORMATION CONCERNING THE CAPITAL

Modification of the capital and share capital rights

Any modification of the capital or the rights attached to the securities making up this capital is subject to official regulations. Such modifications may not be submitted, by any statutory clause, to conditions which are more restrictive than the legal dispositions.

Authorised capital

The authorised capital is 46,817,065.50 euros divided into 93,634,131 fully subscribed and paid up shares, all of the same category.

Non issued authorised capital

The Mixed General Meeting of 30th June 2003 authorised the Board of Directors, for a period of 26 months, to increase the authorised capital by a maximum nominal amount of 15 million euros, with maintenance or suppression of the preferential subscription right, through the issue of all transferable securities giving access, immediately or after a period of time, to the company capital.

The global amount of the increases in capital by incorporation of reserves, profits, share premiums or any other element liable to be incorporated in the capital, was fixed at 100 million euros.

* modified by the Mixed General Meeting of 30th June 2003

The global nominal amount of the issues of securities representing debts giving access to the capital, immediately or after a period of time, was fixed at 400 million euros.

The Mixed General Meeting of 30th June 2003 decided that these delegations could be used, in compliance with the conditions laid down by the law, in the case of takeover bid or swap until such time as the General Meeting required to rule on the company accounts for the financial year 2003 is held.

The Mixed General Meeting of 30th June 2003 also authorised the Board of Directors, for a duration of 26 months, to increase the company's authorised capital by a nominal amount of 15 million euros by the successive or simultaneous issue, on one or more occasions, of new company shares with the effect of remunerating the securities contributed to a paper offer on the securities of another company admitted to negotiations on a regulated market. This issue of new shares may result from the issue of transferable securities of any kind giving access, immediately and/or after a period of time, to the company's capital. The nominal amount of any debt securities issued in application of this authorisation may not exceed 400 million euros.

The Mixed General Meeting of 30th June 2003 next authorised the Board of Directors, for a duration of one year, to increase the company's authorised capital by a nominal amount of 15 million euros by the issue, on one or more occasions, of new company shares, with the suppression of the preferential subscription right, with the effect of remunerating external growth operations in securities. This issue of new shares may result from the issue of transferable securities of any kind giving access, immediately and/or after a period of time, to the company's capital. The nominal amount of any debt securities issued in application of this authorisation may not exceed 400 million euros.

Lastly, the Mixed General Meeting of 30th June 2003 authorised the Board of Directors, in compliance with the terms of articles L.225-138 and L.225-129 of the Commercial Code and article L.443-5 of the Labour Code, for a period of 26 months, to issue cash shares in favour of the employees of the company and the French and foreign companies which are linked to it, in the sense of article L.233-16 of the Commercial Code, which form part of the company's consolidation schedule and which belong to the company's saving plan or to a voluntary employee savings plan, within the limit of 10% of the authorised capital on the day of the Board of Directors' decision.

The Board of Directors has not as yet made use of these authorisations.

It should also be recalled that, in 2000, the company's Board of Directors issued a convertible bond loan whose characteristics are described in the section entitled "Convertible bond loan".

Potential capital

All the information relating to the capital which can be issued by the Board of Directors for the purpose of issuing stock options is given in the section entitled "Stock options" on pages 37, 43, 86 and 91.

Nature of potentially dilutive instruments	Date of issue	Striking price	Potential dilution	% of dilution
Stock options	26/04/1999	25.56	2,254,050	2.40%
Stock options	11/04/2000	81.33	792,429	0.84%
Stock options	10/10/2001	41.99	602,319	0.64%
Stock options	11/03/2003	3.17	3,699,845	3.94%
Stock options	24/06/2003	7.18	314,980	0.34%
Total of stock options			7,663,623	8.17%
Convertible bond	27/06/2000	86.57	5,175,000	5.52%
Total			12,838,623	13.68%

Share repurchase by the company

The company did not buy back any shares in the course of the 2002 financial year.
In resolution 9, the Ordinary General Meeting of 30th June 2003 ratified the option for the company to intervene on its share market in order to adjust prices.

This option has not as yet been exercised.

Changes in capital since 25 March 1998

Dates	Operations	Variation in number of shares	Par value in euros	Amount of capital in euros	Share or issue premium	Number of shares making up the capital
25th March 1998	Free shares	7,343,130	11,194,529.52	14,926,039.36		9,790,840
25th June 1998	Merger/takeover of Altran International and cancellation of old shares	19, 018	28,992.75	14,955,032.11	1,940,710.75	9,809,858
21st December1999	Exercise of options	195 ,236	29,763,5.36	15,252,667.48	13,720,990.25	10,005,094
21st December 1999	Conversion into euros		(5,247,573.48)	10,005,094		10,005,094
21st December 1999	Free shares	20 ,010,188	20,010,188	30,015,282		30,015,282
2nd January 2001	Division of nominal value by 2	30 ,015,282	30,015,282	30,015,282		60,030,564
2nd January 2001	Incorporation of balance carried forward	30 ,015 ,282	15,007,641	45,022,923		90,045,846
31st December 2001	Conversion Oceane	27	13.5	45,022,936.5		90,045,873
31st December 2001	Exercise of options	1,670 ,508	835,254	45,858,190.5		91,716,381
31st December 2002	Conversion Océane	21	10.5	45,858,201		91,716,402
31st December 2002	Exercise of options	1,917 ,729	958,8645	46,817,065.5		93,634,131

Changes in the shareholding structure of the last three years

	Situation at 31st December 2000				Situation at 31st December 2001				Situation at 31st December 2002			
	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	3,699,791	12.33%	7.399,582	19.74%	10,528,694	11.48%	21,057,388	18.64%	10,069,373	10.75%	19,738,746	16.79%
Hubert Martigny	3,699,684	12.33%	7,399,368	19.74%	10,442,679	11.39%	20,885,358	18.48%	10,069,352	10.75%	19,738,704	16.79%
Altran Directors Fund	2,532,490	8.44%	2,532,490	6.75%	8,197,614	8.94%	8,197,614	7.26%	8,198,252	8.76%	10,642,352	10.64%
Free float	20,083,317	66.91%	20,159,383	53.77%	62,547,415	68.20%	62,849,478	55.62%	65,297,154	69.74%	67,469,742	55.79%
Total	30,015,282	100.00%	37,490,823	100.00%	91,716,402	100.00%	112,989,838	100.00%	93,834,131	100.00%	117,689,544	100.00%
Number of shares making up the capital			50,015,282				91,716,402				93,634,131	
Total number of shares giving double voting rights			7,475,541				21,273,436				23,955,413	

There are no shareholders' agreements.

There has been no change in the shareholding structure since 31st December 2002.

The purpose of the Altran Directors Fund (ADF) a "Société Civile de Participation", with a capital of 1,861,709 euros, is to hold part of the capital of Altran Technologies. It is currently made up of 12 partners, all having the quality of office holder or employee of the Altran Technologies group. A former manager of Altran Technologies has left the group and consequently relinquished his status of ADF partner. The ADF shares held by him will be transferred in compliance with the statutes but without impacting the stake held in Altran Technologies by ADF. The introduction of a new partner is subject to an approval clause. In accordance with the statutes, each member of

Altran Directors Fund agrees to put up for sale all his/her ADF shares as soon as he/she ceases his /her operational activity within the group, irrespective of the reason, without such a transfer of ADF shares entailing an impact on Altran securities held by ADF.
There is no convention between Altran Directors Fund and Altran Technologies.

Breakdown of shares and voting rights

To the best of the company's knowledge, there are no other shareholders holding, either directly or indirectly, 5% or more of the company's capital and voting rights.

As of 31st December 2002, the number of nominative shareholders recorded amounted to 262. The total number of the company's shareholders, as recorded by a study on the Identifiable Bearer Securities in the month of May 2003, was about 90,000.

Pledges on shares recorded in pure registered form

Name of shareholder recorded in pure registered form	Pledge start date	Pledge maturity date	Number of shares pledged	% of capital pledged
Mr Alexis Kniazeff	23rd September 2002	Not determined	314,000	0.34%
Mr Hubert Martigny	23rd September 2002	Not determined	314,000	0.34%
ADF	17th May 2000	7th June 2005	6,873,342	7.28%
Other shares in pure registered form	-	-	531,457	0.57%
Total			**8,032,799**	**8.53%**

The pledges concerning ADF, Messrs Alexis Kniazeff and Hubert Martigny were granted to financial establishments.

Issuer's assets pledged

None

Changes in the Altran Technologies share since 1st January 2002

2002	Average volume per session	Highest	Lowest	Average price	Capitalisation million euros
January	243,245	55.50	49.55	52.36	4,802
February	508,088	55.40	50.00	53.40	4,897
March	299,288	65.60	58.10	60.85	5,580
April	379,017	65.00	56.65	61.58	5,647
May	391,407	59.05	49.50	55.18	5,060
June	1,086,229	50.80	29.00	40.71	3,733
July	1,356,150	30.00	14.44	22.21	2,037
August	677,818	17.16	13.58	15.57	1,428
September	1,231,146	16.00	4.85	10.32	646
October	2,710,324	6.10	2.72	4.58	420
November	2,294,013	8.82	5.30	6.82	626
December	1,081,771	7.78	4.42	5.98	548

Source: Bloomberg

2003	Average volume per session	Highest	Lowest	Average price	Capitalisation (million euros)
January	1,030,508	5.55	4.16	4.63	4.33
February	1,474,587	4.61	2.33	3.77	353
March	1,536,374	3.39	2.13	2.74	256
April	1,247,783	3.34	2.72	3.05	285
May	2,882,278	6.28	3.25	5.19	486
June	1,308,677	8.02	6.22	7.45	693
July	511,070	9.36	7.58	8.63	808
August	592,862	9.60	8.57	9.18	860
September	581,482	10.11	8.7	9.56	897

Source: Bloomberg

Changes in the ADR (American Depositary Receipt) since 1st January 2002

Altran Technologies is also quoted in dollars in the USA via a level 1 ADR (American Depositary Receipt), code number 02209U108.

2002	Average volume per session	Highest	Lowest	Average price	Capital exchanged in dollars
January	115	4.75	4.50	4.50	10,350
February	89	5.00	4.65	4.90	8,330
March	286	6.00	5.15	5.40	32,400
April	2,586	6.00	4.90	5.15	293,035
May	7,136	5.49	4.35	5.20	816,400
June	60 ,40	4.93	2.50	2.75	3,329,700
July	28,950	2.95	1.55	1.55	897,450
August	627	1.90	1.55	1.76	24,288
September	5,235	1.54	0.57	0.80	83,760
October	3,582	0.75	0.20	0.43	33,884
November	240	0.80	0.49	0.49	2,352
December	1,010	0.67	0.44	0.46	9,292

2003	Average volume per session	Highest	Lowest	Average price	Capital Exchanged in dollars
January	11	0.50	0.50	0.50	100
February	61	0.36	0.36	0.50	550
March	271	0.31	0.30	0.50	2,850
April	100	0.42	0.40	0.50	1,100
May	-	-	-	-	-
June	781	0.87	0.75	0.50	8,200
July	1,295	1.04	0.93	0.50	14,250
August	790	0.95	0.88	0.50	8,300
September	190	1.15	1.00	0.50	2,000

Source: Bank of New York

Changes in the convertible bond since 1st January 2002

2002	Average volume per session	Highest	Lowest	Average price	Capital exchanged in euros
January	398	268.9	251	258.58	2,259,895
February	1,980	287.99	252	260.56	10,264,273
March	4,237	275.4	263.6	268.95	22,814,421
April	1,423	274.5	264.4	271.04	8,062,941
May	898	268	255	263.97	5,190,147
June	1,898	259.5	224.1	247.28	9,284,267
July	2,026	250	205.5	224.42	10,443,459
August	7,227	219	205	212.56	33,808,518
September	5,997	222	141.66	182.43	21,323,787
October	3,622	166	111	138.88	12,033,491
November	3,326	173	134	150.7	10,493,064
December	1,661	175	150.5	159.76	5,429,147

2003	Average volume per session	Highest	Lowest	Average price	Capital exchanged in euro
January	934	170	143.2	159.77	3,384,266
February	3,432	179	116	154.94	10,181,095
March	2,895	144.14	120	127.69	7,674,122
April	746	154	125	140.65	2,187,816
May	3,189	205	146	179.97	12,406,771
June	1,850	224	194	213.13	8,414,143
July	1,310	239.5	209	226.15	6,786,796
August	1,531	237	210.2	231.7	6,366,553
September	2,323	249	230.1	239.52	12,270,169

Source: Euronext

Dividend distribution policy

	31/12/1998	31/12/1999	31/12/2000	31/12/2001	31/12/2002
Number of shares	9,809,858	30,015,282	30,015,282	91,716,402	93,634,131
Dividend distributed per share (excl. tax credit)	0.69	0.32	0.14	0.20	-
Global amount of dividend distributed (in Euro)	6,768,802.02	9,604,890.24	4,202,139.48	18,343,280.40	-

The General Shareholders' Meeting of 30th June 2003 decided not to distribute dividends.

The group has given priority status to redressing its financial balance. Dividends will not be distributed again until this objective has been attained.

3 - GENERAL INFORMATION CONCERNING THE COMPANY'S ACTIVITIES

Brief history of the group and changes in its structure

Created in 1982 by Alexis Kniazeff and Hubert Martigny, Altran Technologies specialises in innovation consulting thanks to its policy of recruiting high-calibre engineers. The company has built up an original service aimed at groups investing in research and development.

Up to 1995, the group's development was mostly concentrated in France, but since that date it has established a presence abroad.

Founded on an entrepreneurial and decentralised model, Altran has enjoyed strong organic growth boosted by a policy of acquiring small structures. By providing these integrated companies with comprehensive expertise, both in terms of commercial dynamism and human resource management, Altran has ensured their rapid development within the group.

As an acknowledged leader in its sector, Altran has established a balanced European geographical presence, both in the South (Spain, Italy, Portugal) and the North (Germany, the United Kingdom, Benelux).

In 2002 the group acquired the non-American activities and worldwide trademark of Arthur D. Little. This development consolidated its service in strategic consulting and at the same time extended its geographical cover to embrace Asia, without deviating from its core business focused on technology and innovation.

A special positioning in the world of consultancy

As a pioneer in the field of innovation consultancy, Altran brings together the entire range of engineering and consulting specialities, from physical sciences to electronics and information technology, from industrial systems engineering to strategic and management consulting.

In the space of 20 years, Altran has built a solid reputation, in France and Europe, as a partner for companies and organisations interested in developing and implementing scientific and technological projects, designing new products, controlling production costs and manufacturing processes, and improving the efficiency of their companies.

Altran is consulted at every stage in the life cycle of a product or service – from the research and development phase right down to after-sales service, including financial aspects and the question of adapting the company's organisation.

Ariane V, Airbus A380, the keyless car, new anti-pain treatments, the development of new energies, the wireless Internet – these are just some of the technological breakthroughs in which the group has played an active part.

Altran owes its position as the leader in European innovation consultancy to its wide-ranging expertise, which gives it a cross-disciplinary proficiency in technology, and to its unique approach, in which technological innovation is the means by which company growth and competitiveness is secured. Atran's success is also due to the quality and skills of its staff, all of them graduates of top international engineering schools and universities.

An international dimension

Altran is present in Europe, the United States, Latin America and Asia. The group provides its operational subsidiaries with the resources to secure their growth and develop their skills throughout the world.

The group has built up its international presence on the strength of a decentralised, locally-based organisation in which each operational entity is free to choose its commercial strategy. Thus, in late 2002, the group decided to implement a new organisation meeting the requirements of this model. As can be seen from the details on page 20, the new organisation has segmented the group's activities by perimeter in order to ensure an operational follow-up rooted in close contact with local conditions and the life of each of the group's companies.

Altran is of course active in numerous industries such as aeronautics, space, energy, health, telecommunications, automobile, rail, the environment, luxury goods, etc.

Thanks to the diversity of its client portfolio, Altran is not dependent on a small number of major clients or on certain markets:
- The turnover generated with the largest client amounts to less than 5% of the group's total turnover.
- The first 5 clients represent 11.8% of turnover.
- The first 10 clients represent 17.1% of turnover.
- The next 10 clients represent 5.6% of turnover.
- The next 30 clients account for 11.2% of turnover.

Seven of the first 20 clients are foreign groups.

This situation illustrates Altran's ability to provide innovation consultancy in a variety of fields; it also provides protection against the uncertainties which may weigh on a particular economic sector.

Competition

Altran Technologies intervenes in the highly fragmented innovation consultancy market in which it is the European leader. The service offered by Altran technologies differs from that of software publishers in that it aims to accompany companies in their development (industrial processes, R&D, management consulting).
Altran contends with different kinds of competition according to the profile of the problem situations incorporated in a project.
Its competitors may therefore be:
- Management and/or strategy consultants firms
- IT services companies
- Research departments specialising in a particular technological sphere (mechanical engineering, acoustics, electronics)
- Engineering companies

Changes in the workforce over the past three years

2000	2001	2002
12,823	16,651	17,862

It should be noted that the group no longer discloses the inter-contract rate, considering that this operational indicator, while it is of determining significance within each of its entities, is not constructed in the same way for all the entities. A new, homogenous indicator is now being defined and will be communicated as soon as it is applied throughout the companies in the group.

Company management and corporate governance

Altran Technologies is a public limited company whose Board of Directors consists of 7 members. In the course of 2002, the Board met 8 times under the chairmanship of Mr Alexis Kniazeff.

Name	Date of firs nomination	Date of end of term	Principal function exercised in the company	Principal function exercised outside the company	Other mandates and functions exercised in all companies
Mr Alexis Kniazeff	15 May 1985	31st December 2009	Chairman and CEO		List p 34
Mr Hubert Martigny	18 March 1987	31st December 2005	Vice-Chairman	-	List p 34-35
Mr Michel Friedlander	26th June 1996	31st December 2008	Vice-Chairman	-	List p 36
Mr Jean-Michel Martin	26th June 1996	31st December 2008	Deputy CEO	-	List p 37
Madame Guylaine Saucier	30th June 2003	31st December 2008 -			Petro-Canada Nortel Networks Axa Insurance Inc Banque de Montreal Trembec Inc
Mr Jean-Louis Andreu	30th June 2003	31st December 2008 -	-	-	
Mr Yann Duchesne	30th June 2003	31st December 2008 -		Managing Director Doughty Hanson	Ipsos Groupe Laurent Perrier

The group decided to implement the principles of corporate governance and proposed the appointment of three independent administrators who were approved by the Shareholders' General Meeting of 30th June 2003:

- Madame Guylaine Saucier: Chartered accountant, former Chairwoman of the Board of the Canadian Institute of Chartered Accountants, administrator of various large Canadian companies such as Nortel, Petro-Canada and the Bank of Montreal, Guylaine Saucier is a specialist in corporate governance and well-known for her strong views on the subject. Member of the Executive Committee of the International Federation of Accountants (IFAC), she is active in work groups on the strengthening of the powers and efficiency of the accountancy profession throughout the world.
- Mr Jean-Louis Andreu: After starting his career in the Industrial Division of Paribas, he became General Manager of CECA, a subsidiary of the Empain-Schneider group. Ten years later, he joined Compagnie Générale d'Électricité (CGE) occupying successively the positions of CEO of Joint Français and Deputy CEO of Compagnie Européenne des Accumulateurs. He left CGE when the company was nationalised to take up the position of General Manager of Société Générale Financière et Industrielle, later moving to Société du Louvre. In 1988, he joined Schneider where he was appointed CEO of Télémécanique. In 1991, he became a member of the executive committee and subsequently General Manager of the International Division, in charge of developing group activities in Asia and the Pacific, South America, the Middle East and Africa, until his retirement in 2002.
- Mr Yann Duchesne: He joined McKinsey in 1982 as a junior consultant in Washington, held various foreign positions before becoming a partner in 1989 and then a senior partner in 1996 in charge of all industrial sectors. From 1998 to 2002, he held the post of General Manager of McKinsey in France. Since 2003, he has been Senior Partner and General Manager for France of the Doughty Hanson investment fund.

An audit committee incorporating the independent administrators was set up under the chairmanship of Madame Guylaine Saucier.

In the course of its meeting of 6th October 2003, the Board of Directors adopted the rules of procedure of the audit committee. The Board entrusted the committee with certain missions with a view to assisting it in its verification of the accuracy and transparency of the financial and consolidated statements of Altran Technologies, to ensure that the rules regarding the independence of its auditors are respected and to ensure the quality of the information disclosed. This committee is made up of independent administrators: Madame Guylaine Saucier, chairwoman of the committee, Mr Jean-Louis Andreu and Mr Yann Duchesne.

The audit committee's missions are to assist the Board of Directors in the fields of accounting policy, reporting and internal control, external control and financial communication, as well as in the sphere of risk management. The committee's remit covers all companies in the group. It will convene at least four times a year and as often as requested by its chairwoman or one of its members or the statutory auditors. The committee held its first meeting on 6th October in order to examine the half-year accounts for 2003, prior to the meeting of the Board of Directors.

Since the second quarter of 2003, the group has focused on the introduction of standards and new structures, and in this connection has asked the firm Ricol, Lasteyrie & Associés to provide assistance in defining and setting up an internal audit department. In the meantime, it is planned to subcontract this internal audit function to Ricol, Lasteyrie & Associés.
The company has also introduced a new organisation built around an Executive Committee, an Operational Committee and an Organisation Committee.

In December 2002 responsibility for operational activity was entrusted to an Operational Committee in charge of overseeing the activity of the 18 executive managers coordinating the group's French and international subsidiaries. Harmonisation of internal development and transversal functions, particularly in relation to recruitment, human resources, training, marketing and communication, is implemented by an Organisation Committee with a view to assisting senior executives and managers both in France and the international arena.


Executive Committee
Alexis Kniazeff, Chairman and CEO
Hubert Martigny, Vice-Chairman
Michel Friedlander, Vice-Chairman
Eric Albrand, Chief Financial Officer
Jean-Michel Martin, Deputy Vice-Chairman
Operational Committee
6 Executive Managers
weekly follow-up of activity
Organisation Committee
5 Executive Managers
Perimeter
Executive Manager
region or sector
Perimeter
Executive Manager
region or sector
18 Perimeter
Perimeter
Executive Manager
region or sector
Perimeter
Executive Manager
region or sector

Compensation of company office holders and stock options

In 2002, the total compensation paid by the Group to its office holders, including salary and benefits, amounted to 3,491,346 euros.

The gross amount paid to each of the company office holders was as follows:

KNIAZEFF	Alexis	796,045 €
MARTIGNY	Hubert	796,045 €
FRIEDLANDER	Michel	757,318 €
BONAN	Frédéric	787,845 €
MARTIN	Jean-Michel	354,093 €
	Total	3,491,346 €

	Mr Alexis Kniazeff	*Mr Hubert Martigny*	*Mr Michel Friedlander*	*Mr Jean-Michel Martin*
Number of options allocated	None	None	150,000	25,000
Allocation price (in €)	None	None	3.17	3.17
Maturity date	None	None	12/03/2007	12/03/2007
Number of options raised in the course of 2002	None	None	None	18,000
Striking price (in €)	None	None	None	6.42

On 26th April 2003 the group announced the resignation of Mr Frédéric Bonan from all his positions and functions within the group.

Stock option plan	*1999 Plan*	*2000 Plan*	*2001 Plan*	*11/03/2003*	*24/06/2003*
Date of Shareholders' Meeting	26/06/1996	26/06/1996	17/06/1999	17/06/1999	17/06/1999
Date of Board of Directors' Meeting	26/04/1999	11/04/2000	10/10/2001	11/03/2003	24/06/2003
Total number of shares that may be subscribed	2,254,050	792,429	602,319	3,699,845	314,980
Total number of shares that may be subscribed by the 10 highest paid employees, including members of the Executive Committee	304,400	135,750	80,300	960,000	100,000
Date from which options can be exercised	1/07/2003	1/07/2004	10/10/2005	12/03/2007	25/06/2007
Date of expiry of options	26/04/2004	11/04/2005	10/10/2006	11/03/2011	24/06/2008
Subscription price (in euros)	25.56	81.33	41.99	3.17	7.18
Number of shares subscribed at 31/12/2002	0	0	0	0	0

The time limit for exercising stock options under the programmes of 2001 and 11th March 2003 was extended in compliance with the terms ratified by the Shareholders' General Meeting of 30th June 2003, in Resolution 21 as amended on pages 60 and 61 of this prospectus.

Legal organisation chart of the group

Grounded in the principle of decentralisation, the Altran group consolidates over 200 operational subsidiaries. With rare exceptions, the group's French companies are directly held by the parent company, Altran Technologies SA or by its French subsidiaries.
Outside France, stakes are usually held by a holding corresponding to each country. These holdings are direct subsidiaries of Altran Technologies SA or its subsidiary Altran International BV.
The services carried out by the parent company or the country holdings on behalf of the operational subsidiaries are reinvoiced in compliance with the legal and tax regulations applying to each country.
In 2003, Altran set up a new a centralised treasury system on a new subsidiary specially created for this purpose: GMTS. The group companies have for the most part signed a treasury convention governing their relations with GMTS. They place their surplus cash with this system in return for remuneration and may withdraw it at any time according to their requirements. In the case of insufficient local finance, the group provides funds for subsidiaries with a cash deficit.
The group has decided to capitalise on the quality of its client account, for the most part consisting of major industrial groups and European public institutions, and to use it as a source of financing which should enable it to mobilise up to 150 million euros by the end of 2004.
Factoring agreements to the amount of 142 million euros in drawing rights have already been concluded with three factoring companies. These agreements are gradually being put into effect in the group, as and when these three companies complete their audits of the invoicing procedures of the group's subsidiaries.

Improved internal control

Work intended to develop internal control within the Altran Technologies group has been set in motion in order to elaborate framework procedures which must then be applied throughout the group.

The work is spearheaded by a steering committee in conjunction with Ricol, Lasteyrie et Associés and with the assistance of work groups for each particular problem area. Work on the first areas identified got underway in the course of the summer of 2003. These problem areas are as follows:

- accounting rules and methods and settlement of accounts (particularly with regard to revenue recognition),
- cash and bank account management,
- follow up of investments and earnout management.

This work is expected to be completed by the end of the year.

Other areas have already been non exclusively identified and the corresponding work scheduled for the first half of 2004:

- flow management (invoicing, collection and client follow-up),
- commitments regarding investments, purchases and overheads,
- operating rules for committees and boards,
- corporate legal management,
- human resources management.

Once the framework procedures have been finalised, they will be applied throughout the group.

This work is crucial for improving the level of risk control within the Altran group. Its effectiveness will then be verified by the internal audit and by the auditors, as part of their interim work.

Employee profit sharing

Altran has implemented an individual company savings plan in 22 of the group's French companies, representing a total target workforce of 7,500 employees. These savings plans were introduced on 1st January 1996 and consist of two investment funds: a dedicated FCPE SICAV MONETAIRE fund and a dedicated FCPE Altran Technologies fund, with over 95% of Altran securities.

Risk factors

Liquidity risk

All the information concerning liquidity risk is given on pages 82 to 84, section j) Borrowings and Debt.

In consequence of the 2002 financial results, the group's three principal banks have been asked to waive the early repayment clause concerning their credit lines.

Altran is currently finalising its investigation of the various refinancing solutions open to it in meeting the repayment deadline for its convertible bond on 1st January 2005 and securing its medium-term funding. In the meantime, the three lending banks have, as things stand, kept their credit lines in place until 31 December 2003.

Risk linked to ADF

The purpose of the Altran Directors Fund is to hold part of the capital of Altran Technologies. It is currently made up of 12 partners, all having the quality of office holder or employee of the Altran Technologies group. The office-holder/partners of the Altran Technologies group, Messrs Michel Friedlander and Jean-Michel Martin hold 42.5% of the capital of Altran Directors Funds, the rest being spread among the other partners who do not hold office in the Altran Technologies group.

Pledges granted by Altran Directors Fund to financial institutions:

Number of shares held by Altran Technologies	8,198,252	Number of shares pledged * by Altran Technologies	6,873,342
% of total capital	8.76%	% of total capital	7.28%
Total number of securities in the capital of Altran Technologies	93,634,131	Total number of securities in the capital of Altran Technologies	93,634,131

** of which 2,241,631 shares pledged in June 1998 and 4,631,706 pledged in June 2000.*

According to the information provided by Altran Directors Fund, the Altran Technologies shares held by ADF were acquired by means of an in fine loan, exclusively guaranteed by the pledging of these securities. At the expiry of the act of pledge, i.e. on 7th June 2005, there is a risk that, depending on the Altran Technologies share price, all or part of the pledge, corresponding to a maximum of 6,873,342 securities, will be exercised.

Rate risk

The group's net position of 435.358 million euros is virtually entirely made up of a bond debt of 446.250 million euros at the fixed rate of 3.5%. A rate variation would thus have a negligible effect and the group has not instituted a policy for covering the rate risk.

Details of the schedule for various debts and liabilities are given on pages 83 and 84.

(millier euros)	Less than 1 year	1 to 5 years	More than 5 years
Financial liabilities	163,329	474,549	8,921
Financial assets	218,363		
Net position before management	55,034	(474,549)	(8,921)
Off balance sheet	na	na	na
Net position after management	55,034	(474,549)	(8,921)

Exchange rate risk

The bulk of the group's currency assets is constituted by its investments in countries outside the euro zone (chiefly the UK, Switzerland, the USA, Sweden and Brazil).

The amount of financial debts contracted in currencies outside the euro zone comes to 18.7 million euros. It mostly consists of loans granted by the parent company to foreign holdings (outside the euro zone) for the payment of acquisitions.

In 2002, the group generated a turnover of 239.6 million euros outside the euro zone. Owing to the intellectual services activity, receipts and costs are given in the same currency for a given country. There is no exchange rate risk cover in the group.

(in thousand euros)

	Assets	Liabilities	Net position	Price 30/09/2003	Net position in euros before management	Off balance sheet	Net position in euros after management	Sensitivity*
USD	76 059	28 416	47 643	1.16	41 072	NA	41 072	411
GBP	46 515	0	46 515	0.70	66 450	NA	66 450	665
CHF	57 461	0	57 461	1.54	37 312	NA	37 312	373
SEK	101 026	0	101 026	8.92	11 326	NA	11 326	113
SGD	110	0	110	2.01	55	NA	55	1
					Total	NA	156 214	1 562

** Sensitivity to a 1% currency variation*

Risks on intangible assets

On 31st December 2002 the company performed an impairment test of acquisition goodwill in compliance with regulation 2002-10 of the CRC relating to amortisations and depreciations and which will not be applicable to the companies until 1st January 2005.

These acquisition goodwills, depreciated over 30 years using the straight-line method, may give rise to an exceptional depreciation, without effect on the cash position, following a re-examination of the current value of each acquisition goodwill recorded on the consolidated balance sheet when there are indications of loss of value.

When such clues were identified, the net book value was compared with the current value, the latter corresponding to the highest value between the market value and the value in use.

In the absence of an available market value, a method using anticipated discounted cash flows is used. These are calculated on the following financial assumptions and conditions for operating forecasts:

- They are based on the business plans of the units concerned available at the date of the assessment, and are spread over an explicit period of five years
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation to infinity of the last cash flow of the explicit period.
- The discount rate corresponds to the weighted average cost of capital. The rate adopted was 9%.

Goodwill depreciation expense came to 96.7 million euros in 2002. This depreciation expense includes the exceptional depreciation of 76.4 million euros. It concerned 22 subsidiaries whose goodwill book value amounts to 128 million euros; 14 of these 22 subsidiaries were subject to an integral depreciation. This expense breaks down as follows:

	Number	Goodwill	Extraordinary amortisation	Residual goodwill
Companies submitted to a total amortisation	14	43,903	43,903	0
Companies submitted to a partial amortisation	8	84,327	32,515	51,812
Companies not submitted to an extraordinary amortisation	118	457,851	-	457,851
Total	140	586,081	76,418	509,663

A 1% variation in the discount rate used for the goodwill valuation test would have resulted in an additional extraordinary amortisation expense of 3.7 million euros.
However, the group is unable to provide precise figures as to how these hypotheses have developed compared to the previous financial year. This is because goodwill tests on the basis of anticipated discounted cash flow have been carried out only since 2002. This procedure complies with CRC regulation 2002-10 concerning amortisations and depreciations (not applicable to companies until 1st January 2005).

Environment risk

As a company providing intellectual services, Altran Technologies is not subject to environment risks.

Legal risk

Altran Technologies mainly bills for its services on the basis of the time spent by its personnel.
In the course of its activities, the group may be faced with legal actions, in the social field or elsewhere. Whenever a risk is identified by the group, a provision is constituted as a matter of precaution and on the strength of its legal advisors.

Significant disputes.

- The group is involved in a dispute with one of its subsidiaries, DTS, on the amount of earnout to be paid for the 2001 financial year. This legal dispute is currently under arbitration and concerns the sum of 20.1 million euros. This amount has been entered in the accounts as payables against fixed assets.
- DCE Holding BV has received tax demands following a tax inspection by the Dutch tax authorities. These demands are being contested by the Group, which considers, on the basis of advice from its advisors, that they are not well-founded.
- Three companies of the Group are also in dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of 3.5 million euros due in relation to consultancy and training modules sold to Ilyad Value in 2001. The receivable held in the Group's books for Ilyad Value has been fully provisioned. Ilyad Value is counter-claiming repayment of amounts it paid to the Group, increased by late interest payments. The Group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless. It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001. The group has no knowledge of these proceedings.
- Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), summoned Altran Technologies on a commercial court, claiming the sum of 13.8 million euros in damages. This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to 6 million euros. Since this dispute occurred after the 2002 accounts were closed, no provision was made in the accounts at 31st December 2002.
- In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about 2.3 million euros in damages.

This action was prompted by the group's decision, in June 2001, not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.
The procedure has been placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.
The procedure was still ongoing and no definitive decision has as yet been made.

In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 in the Paris Commercial Court for the payment of about 3 million euros in damages. Like the ECG receiver, these shareholders hold against Altran Technologies the fact that it decided not to acquire an interest in the ECG capital. This separate procedure was still ongoing and no definitive decision has as yet been made.

- In the summer of 2002, the COB opened an enquiry into changes in the Altran Technologies share price, in particularly following a complaint lodged by Altran Technologies in September 2002 concerning the dissemination by third parties of false rumours liable to influence the share price and questions of share price rigging.

This enquiry is still ongoing.

- In October 2002 Altran Technologies instructed its auditors to conduct a complementary audit on the consolidated accounts for the 2001 financial year and the first half of 2002. This audit led to adjustments (of –35.9 million euros) in the accounts of the first half of 2002.

A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into fraudulent dealing, forgery and spreading of false information liable to have an impact on share prices.

In February 2003 Altran Technologies became a civil plaintiff in this investigation which is still ongoing.

In February 2003 Altran Technologies also lodged a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the beginning of 2002.

An examining magistrate was appointed and the investigation is still ongoing.

At 30th June 2003 the total amount of provision made for all these legal disputes came to 3.4 million euros.

To the best of the company's knowledge, there is no other litigation, arbitrage or extraordinary fact liable to have, or to have had in the past, a significant impact on the financial situation, results, activity or the holdings of the company and the group.

Risk linked to the management of the convertible bond debt

The group must pay back, as defined on page 30, 1,655,990 convertible bond loans (the initial issue of 1,725,000 minus the 69,010 bought back in 2002) for a face value of 430 million euros on 1st January 2005.

In order to meet this requirement, the group has drawn up a plan designed to redress the company's financial balance. The plan focuses on four aspects:

- centralisation of the available cash in the subsidiaries for 100 to 150 million euros
- implementation of a programme designed to mobilise client accounts through factoring contracts, initially for 80 to 100 million euros and then 150 million euros in the course of 2004
- reduce DSO (Days Sales Outsanding) by 50 millions euros by the end of 2004
- recovery of more satisfactory operating margins

By achieving these objectives, the group should be able to meet the deadline for repaying the convertible loan.

Special risk linked to the activity

The group's clients are for the most part major private or public European groups or institutions. The detailed list of these clients constitutes information of strategic importance and is therefore not disclosed outside the group. It may, however, be stated that the group does not depend on any particular client since, in 2002, its first fifty client represented 34% of turnover. Altran invoices the overwhelming majority of its services on the basis of time spent, at a fixed rate. For this reason, the group's companies are held only to an obligation of due care. When contracts are concluded on a lump-sum basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

Risk on shares

None

nsurance

Altran implements a risk prevention policy and has taken out the following insurance policies:

1/ General and Professional Civil Responsibility Insurance: this policy guarantees both the damage and civil responsibility for which the policy holder and its personnel is liable for personal injury, material and special damage caused to third parties, including its clients and co-contracting parties. The front line guaranteed amount comes to 11.43 million euros per loss and per year, all damage included. In 2003 the provisional premiums amounted to 353,700 euros.

2/ Aeronautic Product Civil Responsibility Insurance: this policy guarantees civil responsibility with regard to both aeronautic products and cancellation of flights. It is contracted by companies providing an engineering activity on aircraft and on-board equipment throughout the world. The guaranteed amount comes to 76.50 million euros per loss and per year. In 2003 the provisional premiums amounted to 354,200 euros.

3/ Office Comprehensive Insurance: this policy covers any damage (water damage, theft, fire, etc.) liable to be caused to the buildings rented by Altran Technologies and the policy holders, as well as personal property. The Paris and provincial sites of virtually all of the French subsidiaries are covered by this insurance policy. The capital insured is adapted to each risk. The premium paid in 2003 amounts to 38,630 euros.

4/ Civil Responsibility Insurance of Office Holders and Senior Executives: this policy provides cover against any claims that might be lodged against the office holders and senior executives. No loss has been declared with respect to this policy and the premium involved is negligible.

5/ "Health Costs", "Providence" and "Assistance" Insurance: this policy covers employees at their place of work and during their trips and missions in France and abroad. The policy provides a very attractive level of cover against health expenses. In 2002 the amount covered for health costs and providence for all beneficiaries came to 3.4 million euros.

The insurance policies are contracted in the light of the various legal and regulatory obligations and provide the best possible cover for the activity of the consultants and their companies. The risk prevention policy on all international trips is regularly controlled and the companies in the group are asked to take out, where appropriate, specific policies for special risks.

Commitments concerning employee retirement benefits

Given the low average age of the employees (31 years) the usual commitments for lump-sum payments on retirement do not amount to a significant sum.

The commitments concerning office holders reaching retirement age amount to 282,595 euros at 31 December 2002.

Contracts

The contracts concluded by the group are in most cases invoiced to the client for each consultant on the basis of time spent. Every year the group manages several tens of thousands of contracts which are followed up locally in each of the group's subsidiaries. The projects on which the group works, and which may last on average for one to two years, are often divided into shorter (monthly or quarterly) commercial contracts.

Contractual commitments

The contractual commitments given by the company are included in the table below:

	Total	Payment due per period		
		At less than 1 year	One to five years	More than five years
Performance Bonds and Guarantees [1]	52,443,371	42,539,288	6,298,521	3,606,662
Discounted notes not yet matured	1,101,932	1,101,932	-	-
Capital leasing commitments	657,869	399,472	258,397	-
	54,203,171	44,040,682	6,586,918	3,606,662
[1] including guarantees given to clients	4,748,778	-	4,617,000	131,778

Investment policy

Apart from the Group's policy of development through external growth, also referred to on pages 89 and 90, the bulk of investments is designed to fuel the activity's internal development, focusing on three areas of investment:

- Everyday investment in personnel, equipment, services, etc. in order to strengthen the ability of the various subsidiaries to anticipate their own internal growth;
- Investment in research and development aimed at ensuring efficient and continuous dissemination of the consulting engineers' technical knowledge within the different entities – the key to a successful "cross-fertilisation" policy. Such a policy involves a strong commitment to continuous training for the consulting engineers;
- Investment in the training of the group's management teams, given that its operational structures are decentralised. The body concerned is the Institut du Management, the training and discussion institute chosen for the group's managers.

List of companies acquired by country over the last three financial years:

2000		2001		2002	
Name of company	Country	Name of company	Country	Name of company	Countr
TCDI	Brazil	GERE	Luxembourg	CHS	Germany
TCBR	Brazil	ENERGY CONSULT	Germany	LITTLE DACEE	Germany
DTS	Brazil	SERVIZI DI INFORMATICA (S.di I)	Italy	ADL GERMANY GMBH	Germany
TDA	Brazil	SYNECTICS	USA	ADL AUSTRIA GMBH	Austria
POLEN INFORMATICA	Brazil	CERRI CONSULTING France	France	CQ Consulting GMBH	Austria
SIEV	Spain	NETWORK CENTRIC SOFTWARE (NCS)	Spain	ADL BENELUX BELGIUM	Belgium
CONSULTRANS	Spain	BUSINESS PROCESS INNOVATION (BPI)	Netherlands	MEDIA CONSULTORES	Belgium
AG TECHNOLOGY	Spain	CIGNITE	UK	INVALL	Spain
TRANSMATICA	Spain	GOSCH GMBH	Austria	BARNAZ HOLDING	Spain
DIOREM	France	ALGOPLUS	France	C-QUENTIAL SPAIN	Spain
IMNET France	France	CONSULTRAN	Switzerland	ISEAC	Spain
SSCE	France	JOHNSSON	USA	USM	Spain
CEDATI	Italy	SERTEC	Spain	LITTLE France	France
GYATA MANAGEMENT CONSULTING	Netherlands	SPOC	Spain	C-QUENTIAL France	France
FAGRO	Netherlands	ALGONORM	France	DOMINIQUE MALSCH	France
ALTRAN CORP	USA	TQM	Italy	LITTLE ITALY SRL	Italy
INFOLEARN	Switzerland	CSI	USA	WISEINA LTD	Japan
GO TOP	Switzerland	INFO 93	Spain	ADL JAPON INC	Japan
		DSD (BARCELONIA TECNOLOGIA)	Spain	CQ YUHAN HOSEA	Korea
		DSD (BARCELONIA TECNOLOGIA)	Spain	LITTLE ACQUISITION CO KOREA	Korea
		DEMETER-SUTHERLAND	UK	HILSON MORAN	UK
		SIGMA	Switzerland	CCL	UK
		CITY PEOPLE-CITY CONSULTANTS	UK	ADL UK LTD	UK
		CONSIGNIT	Sweden	LILLA BOMEN CONSULTANT	Sweden
		OTBA	Italy	ADL SWEDEN	Sweden
		E-CONSULT	Luxembourg	WHOM LTD	Switzerland
		2AD	France	ADL SCHWEIZ	Switzerland
		INTERACTIFS	France	SEA	USA
		S2 SOLUCIONS I SERVEIS INFORMATICS	Spain	IMAGITEK	USA
				GLOBAL N	Portugal

The paiements corresponding to these acquisitions for the financial year in which they took place are as follows, for the last three years:

(in million euros)

2000	2001	2002
68.9	70.6	112.1

2nd quarter turnover 2003, published on 14th August 2003

The Altran turnover for the second quarter of 2003 comes to 335.1 million euros, including 49.3 million euros from the companies acquired in 2002.

This figure is down 5% on the first quarter of 2003 (-4.8% on a like-for-like basis) and may be attributed essentially to the low number of working days.

The figure for the international sector is 173.4 million euros, i.e. 51.7% of the total turnover for the quarter. The trend compared to the first quarter of the year is –5.4% (-4.9% in organic terms).

In France, the turnover works out at 161.7 million euros, a sequential fall of 4.6% compared to the first quarter of 2003 and an organic decrease of 4.7%.

There have been no acquisitions in 2003.

(in million euros)	*1st quarter 2003*	*2nd quarter 2003*	*1st half 2003*
Turnover excluding contribution of acquired companies (a)	300.3	285.8	586.1
Contribution of acquired companies in 2002 (b)	52.6	49.3	101.9
Contribution of companies acquired in 2003 (c)	0.0	0.0	0.0
Total turnover (a)+(b)+(c)	352.9	335.1	688.0

As with the publication of the turnover for the first quarter of 2003, Altran will not be presenting a comparison with the quarters of the previous financial year, in view of the lack of a detailed breakdown of the various adjustments to the turnover over each of the quarters in 2002.

At 30th June 2003, the group's total workforce stood at 16,958 persons, a fall of 740 persons since the beginning of the financial year. Over the second quarter of 2003 the group continued to adapt and control its cost structure in the light of the general economic climate. The same approach will be maintained over the second half of the year if the economic situation fails to improve.

The breakdown of the French and international contributions of the acquired companies may be consulted online at www.altran.net, in the presentation of the results for the first half of 2003.

4 - BOND LOAN CONVERTIBLE IN CAPITAL

By virtue of the authorisation granted by the Mixed General Meeting of 15th June 2000, the Board of Directors, convening on 27th June 2000, proceeded to issue a bond loan, listed on the first market of the Paris Stock Exchange. The details are as follows:

Nature of securities issued

Bond with warrant of conversion into new shares and/or exchange in existing shares (Océane).

Nominal amount of the loan

448,500,000 euros.

Number of bonds issued and issue price

1,725,000 bonds issued at the unit price of 260 euros.

Maturity date, duration and term of the loan

Maturity as from 26th July 2000 for a duration of 4 years and 158 days; first term fixed at 1st January 2001.

Annual interest

3.5%.

Normal amortisation

Amortisation in totality at 1st January 2005; repayment at par value.

Conversion of bonds and/or bond share swap

At any time as from 26th July 2000 at the rate of three Altran Technologies shares for one bond (the number of the company's securities was multiplied by three on 2nd January 2001).
Anticipated amortisation:
- Share buyback on the market or over the counter or takeover bid,
- at the issuer's choosing as from 1st January 2003 up to the effective repayment date, at a repayment price giving the bearer a maturity yield equal to that which the said bearer would have obtained in the case of repayment at maturity if (1) the product of the share allocation ratio currently in force, and (2) of the arithmetic average of the closing share prices at the Paris Stock Exchange over 10 successive trading days during which the share is quoted, chosen by the company among the 20 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 125% of this anticipated repayment price,
- when fewer than 10% of the bonds issued remain in circulation.

At 31st December 2002 , the number of bonds converted into shares amounted to 21.

III - Report of the Board of Directors

1 - ACTIVITY AND SIGNIFICANT EVENTS DURING THE YEAR

The preparation of the year end accounts was carried out under the guidance of the finance department, which has implemented a policy of rigorous and prudent accounting. This process was subject to review by the group's Statutory Auditors.
This exercise revealed that a number of transactions, which should have been accounted for in the 2001 period, impacted the financial statements of 2002.

All of these transactions have been accounted for, and their after-tax impact disclosed, on a separate line entitled "Prior period adjustments".

In this way, the view of the 2002 results of the Group are not impacted by the adjustments relating to 2001.

In order to have a basis for comparison, a 2001 pro-forma income statement incorporating the prior period that impacted the 2002 results is presented compared with 2002 adjustments results.

Total revenue in 2002 is 1,372.9 million euro.

(million euro)

	2001 Published	Adjustments	2001 Pro-forma	2002
Revenues	1,278.6	- 26.7	1,251.9	1,372.9
EBIT	233.6	- 32.8	200.8	67.4
Net financial income / (expense)	- 5.9	- 5.3	- 11.2	- 27.7
Net extraordinary income / (expense)	- 2.8	- 1.8	- 4.6	6.5
Corporate income tax and employee profit sharing	- 90.7	7.3	- 83.4	- 26.0
Net income before amortisation of goodwill and prior period adjustments	134.3	- 32.7	101.4	20.1
Amortisation of goodwill	- 13.3		- 13.3	- 96.7
Prior period adjustments		- 32.7		- 32.7
Net income/(loss)	120.8		88.1	- 109.3

Revenues in 2002 of 1,372.9 million euro represent an increase of 9.7% compared to the 2001 pro-forma figure of 1,251.9 million euro.

This growth in relation to the 2001 pro-forma revenues results is composed of 5% organic decrease, compensated by growth of 171.3 million euro through the acquisitions.

DTS, the Brazilian subsidiary of the Group, was removed from the scope of the consolidation in the second half of the year due to the inability of the group to obtain financial statements and conduct a financial review under normal conditions.

Breakdown of revenues by country zone

Country	2001 pro-forma	2002
Portugal	17.9	18.6
United Kingdom	49.2	86.5
Benelux	100.9	98.6
Sweden	13.4	21.5
Asia	0.0	12.8
Germany	41.2	105.7
Austria	6.1	8.8
Italy	116.8	123.1
Switzerland	44.3	55.0
France	685.1	660.1
Spain	97.4	118.4
Brazil	47.6	24.3
United States	31.9	39.5
Total	1,251.8	1,372.9

Business outside of France now represents more than half the revenues of the Group. The growth between 2001 and 2002 was particularly significant in Germany and in the United Kingdom.

Breakdown of revenues by customer

The ALTRAN customer portfolio is distributed with the 50 leading customers accounting for around one third of revenues and the ten largest accounting for 17.1%. ALTRAN customer portfolio is also geographically diversified with 7 of the 20 largest customers outside of France.

Operating income in 2002 is 67.4 million euro

In 2002, the Group's operating income was 67.4 million euro representing 4.9% of revenues this compares with a pro-forma margin of 16.0% in 2001.

The increase in operating expenses refers to personnel expenses which raise to 957 million euros in 2002 corresponding to a 24% increase. This is mainly due to the growth in the number of employees generated by the aquisition made in 2002.

Total employees


18000
16000
14000
12000
10000
8000
6000
4000
2000
0
952
1250
1603
2366
3219
4369
6118
8665
12823
16651
17862
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

The Group's profit was also impacted by the increase in depreciation and amortisation expenses, which increased from 16.0 million euro in 2001 to 50.1 million euro in 2002. Write offs against customer receivables, other current assets and provisions for liabilities and charges resulted in 26.5 million euro of additional charges.

EBITDA was 117.8 million euro in 2002, equivalent to 8.6% of revenues.


1400
1200
1000
800
600
400
200
0
76.5
7.1
89
11.5
114.5
20.3
155.8
29.7
210.4
33
291.3
48.9
437.1
81.9
614.8
113.2
900.2
164.5
1251.9
200.4
1372.9
67.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Chiffre d'affaires
Résultat d'exploitation

Net financial income in 2002 is -27.7 million euro

The financial income is due primarily to the interest on Group debt, 15.5 million euro (interest coupons on convertible bond).

Furthermore, the Group acquired shares in a listed foreign company in December 2000 and also purchased some of its own shares, with the aim of taking over this listed foreign company by means of stock exchange.

The acquisition was not completed, but the shares acquired were retained as off-balance sheet commitments, not disclosed in either the financial statements for 2001 or the half-year financial statements at 30th June 2002.

This transaction generated a loss, impacting net financial expenses, broken down into a capital loss on the shares of the foreign company, and the carrying costs.

(million euro)	2001	2002
Impact on financial income / (losses)	-5.3	-2.8
Impact on corporate income tax	1.6	0.8
Impact on Net Income	-3.7	-1.9

The shares held in ALTRAN TECHNOLOGIES reduced shareholders' equity by 9.0 million euro. The unrealised capital loss on ALTRAN shares was 3.3 million euro as at 31st December 2001 and 8.1 million euro as at 31st December 2002.

This transaction was reversed in March 2003, generating an additional loss of 0.6 million euro before tax resulting from the disposal and carrying costs of the shares in the foreign company as well as a capital loss of 0.2 million euro for the disposal of ALTRAN TECHNOLOGIES shares.

The unwinding of this transaction has resulted in a capital loss of 17.0 million euro before tax, of which 8.6 million euro relates to the 2001 period.

Net Extraordinary Income is 6.4 million euro

Net extraordinary income of 6.4 million euro is primarily due to the capital gain of 7.8 million euro realised on the acquisition and subsequent cancellation of 69,010 convertible bonds issued by the Group.

Due to the lower before-tax profit, corporate income tax and employee profit sharing of 26.0 million euro, is significantly lower than previous years.

Net profit, before amortisation of goodwill and adjusments related to the 2001 period, is 20.1 million euro.

Amortisation of goodwill

The ALTRAN Group has implemented a valuation test for its goodwill. This test has led to extraordinary amortisation charges of 76.4 million euro, in addition to the normal amortisation for the period of 20.3 million euro. After total amortisation expenses of 96.7 million euro, the net value of goodwill assets is 510 million euro.
Adjustments of prior period errors relating to 2001 reduce profit by 32.7 million euro net of tax.

Adjustments relating to 2001

The adjustments in relation to 2001 mainly concern revenues, reduced by 26.7 million euro which is a reduction of 2.09% on the published figure for 2001.
Additional adjustments increased operating expenses by 6.1 million euro due to charges against provisions. The impact on net financial income is due primarily to the share transaction detailed above.
Other adjustments relate to non-recurring items of 1.8 million euro and the overall tax impact of the adjustments.
In accordance with advice note N° 97.06 of the CNC (National Accounting Council), the net amount of prior period adjustments relating to 2001 is disclosed on a separate line net of tax and reduced in 2002 net profit by 32.7 million euro. The total net loss is thus 109.3 million euro.

Net debt

Net debt at 31st December 2002 was 415.5 million euro, an increase of 187 million euro compared to 2001. During the second half of the year, efforts undertaken to better control customer receivables resulted in an improvement in collections of around 60 million euro. At the end of the year, day sales outstanding was reduced to 85 days.

Acquisitions

Cash expenditures relating to acquisitions in 2002 amounted to 199.4 million euro.
133.3 million euro was paid as the balance of initial installments for acquisitions in previous years and for the initial payments for acquisitions made in 2002.

Additional purchase consideration is due under so-called "earnout" clauses. The company paid 66.1 million euro in 2002 related to earnout clauses for 2001 profits.
2002 Payables relating to fixed assets of 135 million euro were recorded as liabilities in the balance sheet.
82 million euro is the balance of initial installments on acquisitions made in 2002 which must be paid in 2003.
33 million euro is for earnout payments to be made in 2003 on the profits of 2002 for companies subject to earnouts. The total of these payments to be made in 2003 is 115 million euro. The remaining 20 million euro, primarily relates to the earnout on the 2001 profit of DTS, a Brazilian subsidiary. Altran has objected to the payment of this earnout and has submitted the dispute to an arbitration tribunal. The Group is unable to express an opinion as to the outcome of this arbitration procedure.

2 - RESEARCH AND DEVELOPMENT

The gross amount of expenditure on research and development was 1.2 million euro. This has been capitalised in the balance sheet.

3 - PARENT COMPANY FINANCIAL STATEMENTS

In 2002, the parent company ALTRAN TECHNOLOGIES recorded revenues of 231 million euro and an EBIT of 2.2 million euro.
The Net Financial Income was 12.7 million euro, Net Extraordinary Income 6.0 million euro and Net Income for the year 3.5 million euro.

4 - OUTLOOK

In the coming months the Group will focus its efforts on:
- commercial and marketing activity
- recovery of operating margins
- continuation of management control initiatives so as to regain market trust
- cash generation

5 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On 26th April 2003, the Board of Directors of ALTRAN TECHNOLOGIES aknowledged and recorded the resignation from all their functions and mandates within the Group of Mr Fréderic Bonan and Mr Alain Rougagnou, respectively Chief Executive Officer and Company Secretary (formerly Chief Financial Officer).

The total revenues for the first quarter of 2003, announced on 20th May 2003, were 352.9 million euro, demonstrating the capacity of the Group to maintain its position in a difficult economic environment. Acquisitions made in 2002 contributed 52.7 million euro to the first quarter 2003.

On 11th March 2003, the Board of Directors of the Company decided to grant 3,699,845 stock options to employees and Directors of the Company or of subsidiaries in which the Company holds directly or indirectly at least 10% of the share capital or of companies which hold directly or indirectly at least 10% of the share capital of the Company ("the Beneficiaries").

These options may be exercised, and the corresponding shares subscribed, from 12th March 2007 until 11th March 2011 if the Beneficiary is still an employee of the ALTRAN Group at that date, at the price of 3.17 euro per share with a nominal value of 0.5 euro. The subscription price corresponds to the average price during the last 20 stock market trading sessions prior to 11th March 2003.

These stock options were granted to 2,148 Beneficiaries meeting the conditions defined above.

6 - OTHER INFORMATION

Stock options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to grant stock options to Group employees. During the course of 2002, 1,917,729 shares were subscribed within the context of the plan that has just expired. 97,200 options were exercised by company office holders, of which 79,200 were by Mr Fréderic Bonan and 18,000 by Mr Jean-Michel Martin.

There was no stock option plan for employees of the Group in 2002.

Report on employee shareholdings

On 31st December 2002, the investment fund for company employees (FCPE) held 400,307 ALTRAN TECHNOLOGIES shares, representing 0.43% of its capital.

Management of the company

ALTRAN is managed by a Board of Directors, whose names and positions in other companies are listed below:

Alexis KNIAZEFF

• FRANCE

Chairman and CEO of ALTRAN TECHNOLOGIES S.A.

Chairman and CEO of:
ATLANTIDE GERPI OUEST (Until 12nd November 2002, the date at which the company was converted into a SAS)
ALTIOR S.A.

Director of:
GERPI (Until 12th November 2002, the date at which the company was converted into a SAS)
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)
SEGIME (Until 12th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE (Until 12th November 2002, the date at which the company was converted into a SAS)
ACCARY LECHNER

Representative nominated by ALTRAN TECHNOLOGIES S.A. to the Board of Directors of:
AXIEM S.A.
GRENAT (Until 12th November 2002, the date at which the company was converted into a SAS)

Joint manager of:
AKHME S.A.R.L.
SOCIETE CIVILE IMMOBILIERE SOYER LA SAUSSAYE

• OUTSIDE OF FRANCE

Director of:
ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Spain (Until 28th June 2002)
SOFTWARE DE BASE S.A. - Spain (Until 28th June 2002)

Hubert MARTIGNY

• FRANCE

Vice-Chairman of ALTRAN TECHNOLOGIES S.A.

Vice-Chairman of:
ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ALTRAN SYSTEMES D'INFORMATION (Until 13th November 2002, the date at which the company was converted into a SAS)
SIVAN CONSULTING (Until 12th November 2002, the date at which the company was converted into a SAS)
AXIEM S.A.
EGP S.A.
IMMOBILIERE DARU SAINT HONORE IDS H S.A.
SALLE PLEYEL S.A.

Chairman of:
PIANOS D'EXCEPTION S.A.S

Chairman of the Supervisory Board:
MANUFACTURE FRANÇAISE DE PIANOS

Director of:
CIRIEL (Until 30th December 2002, the date at which the company was converted into a SAS)
GRENAT *(Until 12th November 2002, the date at which the company was converted into a SAS)*

Representative nominated by ALTRAN TECHNOLOGIES to the Board of Directors of:
P.S.I. S.A.
GENTECH S.A.

Joint manager of:
AKHME SARL

Manager of:
HM MUSIQUES S.A.R.L.
HMP S.A.R.L.
SOCIETE CIVILE LENOIR

• OUTSIDE OF FRANCE

Chairman of:
ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Spain (Until 28th June 2002)

Director of:
SOFTWARE DE BASE S.A. - Spain (Until 28th June 2002)

Michel FRIEDLANDER

• FRANCE

Deputy CEO of ALTRAN TECHNOLOGIES S.A.

CEO of:
CIRIEL (Until 30th December 2002, the date at which the company was converted into a SAS)
E.E.C. (Until 15th January 2003, the date at which the company was converted into a SAS)
E.G.T.M. (Until 15th January 2003, the date at which the company was converted into a SAS)
OSYS (Until 14th November 2002, the date at which the company was converted into a SAS)
SEGIME (Until 12th November 2002, the date at which the company was converted into a SAS)

Director of:
ACTISYS (Until 13th November 2002, the date at which the company was converted into a SAS)
ADENA TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ALPLOG (Until 28th November 2002 at which the company was transformed to SAS status)
ALTAÏR TECHNOLOGIES (Until 12th November 2002, the date at which the company was converted into a SAS)
ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)

Representative nominated by ALTRAN TECHNOLOGIES to the Board of Directors of:
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)

Manager of:
SOCIETE CIVILE DE PLACEMENTS BMF FI

• OUTSIDE OF FRANCE

Director of:
CONSULTING INFORMATICO NORMA, S.A. (Spain)
ALTRAN LUXEMBOURG S.A. (Luxemburg)

Frédéric BONAN

The Board of Directors of ALTRAN TECHNOLOGIES formally noted on 26th April 2003 the resignation of Mr Bonan from all his positions and functions within the Group.

• FRANCE

Deputy CEO of ALTRAN TECHNOLOGIES S.A. (Until 18th April 2003)

CEO of:

DP CONSULTING (Until 14th November 2002, the date at which the company was converted into a SAS)
EXCELLIA
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)
ORTHODROME (Until 12th November 2002, the date at which the company was converted into a SAS)

Director of:

ACTISYS (Until 13th November 2002, the date at which the company was converted into a SAS)
ALTRAN SYSTEMES D'INFORMATION (Until 13th November 2002, the date at which the company was converted into a SAS)
ARIANE INGENIERIE S.A.
EDIFIS
E.G.T.M. (Until 15th January 2003, the date at which the company was converted into a SAS)
SIVAN CONSULTING (Until 12th November 2002, the date at which the company was converted into a SAS)

Representative nominated by ALTRAN SYSTEMES D'INFORMATION to the Board of Directors of:

P.S.I. S.A.
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)

Manager of:

IMMOBILIERE MONCEAU

Manager of:

SOCIETE CIVILE IMMOBILIERE DE LOCATION ACCEPT FB
SOCIETE CIVILE DE PLACEMENTS I F B -FI

• OUTSIDE OF FRANCE

Chairman of:

ALTRAN EUROPE S.A.(Belgium)
DP EUROPE S.C.R.L. (Belgium)
SOFTWARE DE BASE, S.A. - Spain (Until 28th June 2002)
STE CONSULTING, S.A. - Spain (Until 27th June 2002)
ORGANIZZAZIONE & INFORMATICA S.p.A. (Italy)
CEDATI S.p.A. (Italy)
ALTRAN CONSULTING SYSTEMS, Inc. (USA.)
ALTRAN USA HOLDINGS, Inc. (USA.)
ALTRAN USA, Inc. (USA.)
ARTHUR D. LITTLE NORTH AMERICA, Inc. (USA.)
ALTRAN SCANDINAVIA AB (Sweden)

Manager of:

ALTRAN BETEILLIGUNGS Gmbh (Germany)
ALTRAN TECHNOLOGIES Gmbh (Germany)
Berata Gmbh (Germany)
Altran Beteilligungs Gmbh (Austria)
Altran Estudios Servicios Y proyectos S.L. - Spain (Until 28th June 2002)
ADVANCED SYSTEMS PROJECTS S.p.A. (Italy)
ALTRAN ITALIA SRL (Italy)

ALTRAN TECHNOLOGIES LUXEMBOURG SARL (Luxembourg)
LORE LUXEMBOURG S.à.r.l. (Luxembourg)
ALTRANPORTUGAL S.G.P.S. Ltda. (Portugal)

Director of:
ALTRAN BELGIUM S.A. (Belgium)
CONSULTING INFORMATICO NORMA, S.A. (Spain)
STRATEGY CONSULTORS C.P.O.E., S.L. (Spain)
ALTRAN LUXEMBOURG S.A. (Luxembourg)
D1B2 S.A. - Switzerland (Until 24th september 2002)

Director of:
ALTRAN CRITICAL SYSTEMS LIMITED (UK)
ALTRAN TECHNOLOGIES UK LIMITED (UK)
ALTRAN UK LIMITED (UK)
BROOMCO (1750) Limited (UK)
DP CONSULTING SERVICES LIMITED (UK)
HIGH INTEGRITY SYSTEMS LIMITED (UK)
INTERNATIONAL BUSINESS DEVELOPMENT Ltd (UK)
PRAXIS CRITICAL SYSTEMS LIMITED (UK)
YSIDRO LIMITED (UK)
ALTRAN IRELAND LIMITED (Ireland)
ALTRAN INTERNATIONAL B.V. (The Netherlands)
ALTRAN NETHERLANDS B.V. (The Netherlands)
ALTRAN HOLDINGS (SINGAPORE) PTE. LTD. (Singapore)
ALTRAN TECHNOLOGIES SINGAPORE PTE. LTD. (Singapore)
NEWENG CONSULTING AB (Sweden)

Jean-Michel MARTIN

• **FRANCE**

Director of ALTRAN TECHNOLOGIES S.A.

CEO of:
GERPI (Until 12th November 2002, the date at which the company was converted into a SAS)
GRENAT (Until 12th November 2002, the date at which the company was converted into a SAS)
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)

Director of:
ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE GERPI OUEST (Until 12th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE (Until 12th November 2002, the date at which the company was converted into a SAS)
T.MIS (Until 14th November 2002, the date at which the company was converted into a SAS)
ALTIOR S.A.

Manager of:
APOLOG S.A.R.L.
C.G.S. EXECUTIVE SEARCH S.A.R.L.

Annie KNIAZEFF

Director of ALTRAN TECHNOLOGIES S.A. (until 30th September 2002)

Manager of:
GENEPI SARL
G.I

Florian MARTIGNY

Director of ALTRAN TECHNOLOGIES S.A. (until 30th September 2002)

Compensation of company office holders

In 2002, the total compensation paid by the Group to its office holders, including salary and benefits, amounted to 3,491,346 euro.

The gross amount paid to each of the company office holders was as follows:

KNIAZEFF	Alexis	€ 796,045
MARTIGNY	Hubert	€ 796,045
FRIEDLANDER	Michel	€ 757,318
BONAN	Frédéric	€ 787,845
MARTIN	Jean-Michel	€ 354,093
	Total	€ 3,491,346

Annual General Meeting

The Group submits the following resolutions for shareholders' approval to grant the Board of Directors the authority, to undertake various financial operations such as debt issues, as well as the issue of any marketable security providing immediate or eventual access to the company capital, with or without the elimination of the preferential subscription right.

The Group also propose that shareholders grant this authority in the course of public offers to the Board of Directors.

The Group also request that shareholders approve the granting to the Board of Directors authority to undertake the repurchase of shares of the company and to reduce the capital correspondingly by means of cancellation of the shares thus acquired.

The Group also request shareholders' approval to proceed with the appointment of independent Directors and with the amendment of the Memorandum and Articles of Association to enable the Board of Directors to create review committees to comply with the corporate governance standards for a listed company.

The Group also submit for shareholders' approval modifications to the Memorandum and Articles of Association specifying the terms and conditions for access to Shareholders' General Meetings and the identification of non-resident shareholders in accordance with Decree N° 2002-803 of 3rd May 2002 applying the NRE law of 15th May 2001.

7 - IDENTITIES OF SHAREHOLDERS HOLDING MORE THAN 5% OF CAPITAL

	% of capital	% of voting rights
M. Alexis Kniazeff	10.75	16.79
M.Hubert Martigny	10.75	16.79
Altran Directors Fund	8.76	10.64

8 - PROPOSED ATTRIBUTION OF NET PROFIT

We propose the following 2002 Net Profit attribution:

Net Profit	€ 3,548,254
Charge to legal reserve	€ 95,887
Retained earnings	€ 3,452,367

Given the 2002 results, it is proposed that there be no payment of dividends.

As a reminder, dividends distributed over the last three financial periods were:

Period	Total net dividend	Total tax credit	Total income
2001	€ 18,343,280	€ 9,171,640	€ 27,514,920
2000	€ 12,606,418	€ 6,303,209	€ 18,909,627
1999	€ 9,609,180	€ 4,804,590	€ 14,413,770

9 - COMPLEMENTS TO THE BOARD OF DIRECTORS' REPORT

Recent developments

On 24th June 2003, the Company's Board of Directors voted the allocation of 314,980 stock options to employees and Directors of the Company or of subsidiaries in which the Company holds directly or indirectly at least 10% of the share capital or of companies which hold directly or indirectly at least 10% of the share capital of the Company ("the Beneficiaries").

These options may be exercised, and the corresponding shares subscribed, from 25th June 2007 until 24th June 2008 if the Beneficiary is still an employee of the ALTRAN Group at that date, at the price of 7.18 euros per share with a nominal value of 0.5 euro. The subscription price corresponds to the average price during the last 20 stock market trading sessions prior to 24th June 2003. These stock options were granted to 214 Beneficiaries meeting the eligibility conditions defined above.

Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), summoned Altran Technologies before the commercial court, claiming the sum of 13.8 million euros in damages. This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the sale of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to 6 million euros.

Since this dispute occurred after the 2002 accounts were closed, no provision was made in the accounts at 31st December 2002. When the accounts are closed at 30th June 2003, it will be decided whether a provision should be made for this dispute.

Breakdown of turnover and employees per country

Country	2000		2001 proforma		2002	
	Turnover	Employees	Turnover	Employees	Turnover	Employees
Portugal	25,6	260	17,9	264	18,6	261
UK	30,6	273	49,2	392	86,5	821
Benelux	76,0	701	100,9	901	98,6	974
Sweden	5,3	38	13,4	139	21,5	195
Asia	nd	nd	0,0	6	12,8	71
Germany	30,2	409	41,2	596	105,7	881
Austria	2,3	52	6,1	52	8,8	77
Italy	72,2	1 296	116,8	1 775	123,1	1 960
Switzerland	27,4	304	44,3	368	55,0	426
France	532,5	7 947	685,1	9 084	660,1	9 053
Spain	63,6	1 475	97,4	2 672	118,4	2 550
Brazil	23,4	187	47,6	316	24,3	319
USA	6,5	108	31,9	246	39,5	254
Others	4,6	-	-	-	-	-
Total	900,2	13 050	1 251,8	16 811	1 372,9	17 842

Agenda

ORDINARY PART

1. Approval of the Minutes of the Board Meeting, Auditors' reports and of the corporate financial statements for the financial year ending 31st December 2002;

2. Approval of the Minutes of the Board Meeting, Auditors' reports and of the consolidated financial statements for the financial year ending 31st December 2002;

3. Allocation of the net income for financial year 2002;

4. Approval of the conventions of articles L. 225-38 and L. 225-40 of the Code of Commerce presented in the auditors' special report;

5. Appointment of a director;

6. Appointment of a director;

7. Appointment of a director;

8. Renewal of the term of a director;

9. Authorisation for the Board of Directors to have the Company purchase its own shares;

10. Level of employee shareholders;

11. Authorisation for the Board of Directors to issue bonds and other securities granting the same lien to the company;

WITHIN THE FIELD OF JURISDICTION OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

12. Authorisation to the Board of Directors to reduce the share capital by the cancellation of shares;

13. Authorisation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company's capital, with maintenance of the preferential subscription right;

14. Authorisation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company's capital, with elimination of the preferential subscription right;

15. Authorisation to the Board of Directors to increase the share capital by incorporation of reserves, profits or premiums;

16. Authorisation to the Board of Directors to maintain the authorisations previously granted to increase the Company's share capital in the case of a public purchase tender or of a public exchange tender;

17. Authorisation to the Board of Directors to increase the Company's capital by issue without any preferential subscription right of any securities for the purpose of remunerating securities conveyed to a public exchange tender;

18. Authorisation to the Board of Directors to increase the Company's capital by issue without any preferential subscription right of any securities for the purpose of remunerating securities in the form of external growth operations;

19. Authorisation to the Board of Directors to grant subscription options of the Company's shares;

20. Authorisation to the Board of Directors to carry out capital increases reserved for the employees of the Company and of its subsidiaries members of the company savings plan pursuant to the provisions laid down in article L. 443-5 of the Labour Code;

21. Modification of the authorisation granted by the combined Shareholders' Meeting held on 17 June 1999 to the Board of Directors to grant share subscription options in order to extend the deadline for exercise of the said options;

22. Modification of article 7 or the articles of incorporation;

23. Modification of article 11 of the articles of incorporation;

24. Modification of article 13 of the articles of incorporation;

25. Modification of article 17 of the articles of incorporation.

ORDINARY PART

FIRST RESOLUTION

(This resolution concerns approval of the reports and of the corporate financial statements for the financial year 2002)

The Shareholders' Meeting, having familiarised itself with the management report by the board of directors and with the general report by the Auditors concerning the financial statements for the financial year ending on 31st December 2002, approves all of the said financial statements, namely, the balance sheet, the income statement and the appendix (notes) closed out on 31st December 2002, as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports.

SECOND RESOLUTION

(This resolution concerns the approval of the reports and of the consolidated financial statements for the financial year 2002)

The Shareholders' Meeting, having familiarised itself with the group management report included in the management report by the Board of Directors and with the report by the Auditors concerning the consolidated financial statements for the financial year ending on 31st December 2002, approves the consolidated financial statements for the said financial year as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports..

THIRD RESOLUTION

(This resolution concerns a decision on allocation of the net income for the financial year 2002)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary Shareholders' Meetings, approves the Board of Directors' proposal and after having noted that:

- the financial statements for the financial year ending on 31st December 2002 show a profit of 3 548 254 euros,

decides to allocate this profit as followed:
Credit to the legal reserve: 95 887 euros
The balance being allocated to the "report à nouveau": 3 452 367 euros

Pursuant to the law, the Shareholders' Meeting notes that the amount of the dividends paid for the last three financial years and the tax credits relating thereto were as follows:

Financial year	Total net dividend	Total tax credit	Total income
2001	18.343.280,4 €	9.171.640,2 €	27.514.920,6 €
2000	12.606.418 €	6.303.209 €	18.909.627 €
1999	9.609.180 €	4.804.590 €	14.413.770 €

FOURTH RESOLUTION

(This resolution concerns the approval of the regulated conventions concluded by the Company and presented in the auditors' special report)

The Shareholders' Meeting, after having heard a reading of the special report by the Auditors provided for in article L.225-40 of the Code of Commerce concerning the conventions mentioned in articles L. 225-38 et seq of the Code of Commerce and ruling on the said report, approves all parts of the conventions mentioned therein.

FIFTH RESOLUTION

(This resolution concerns the appointment of a director)

The Shareholders' Meeting appoints Mr Jean-Louis Andreu as a new director for the duration of six years, to end at the conclusion of the Ordinary Shareholders' Meeting that is to be held in the year 2009 and is to be called to rule on the financial statements for the financial year ending on 31st December 2008.

Mr Jean-Louis Andreu has indicated that he would accept the said position if he were entrusted with it, and that he does not hold any functions and is not affected by any measure that could prevent him from exercising this mandate.

SIXTH RESOLUTION

(This resolution concerns the appointment of a director)

The Shareholders' Meeting appoints Mr Yann Duchesne as a new director for the duration of six years, to end at the conclusion of the Ordinary Shareholders' Meeting that is to be held in the year 2009 and is to be called to rule on the financial statements for the financial year ending on 31st December 2008.

Mr Yann Duchesne has indicated that he would accept the said position if he were entrusted with it, and that he does not hold any functions and is not affected by any measure that could prevent him from exercising this mandate.

SEVENTH RESOLUTION

(This resolution concerns the appointment of a director)

The Shareholders' Meeting appoints Ms Guylaine Saucier as a new director for the duration of six years, to end at the conclusion of the Ordinary Shareholders' Meeting that is to be held in the year 2009 and is to be called to rule on the financial statements for the financial year ending on 31st December 2008.

Ms Guylaine Saucier has indicated that she would accept the said position if she were entrusted with it, and that she does not hold any functions and is not affected by any measure that could prevent her from exercising this mandate.

EIGHT RESOLUTION

(This resolution concerns the appointment of a director)

The Shareholders' Meeting renews, for a period of six years, the term as director of Mr Alexis KNIAZEFF. The said term shall end at the Shareholders' Meeting to be held in the year 2009 and to be called to rule on the financial statements for the financial year ending on 31st December 2008.

NINTH RESOLUTION

(This resolution concerns the authorisation for the Board of Directors to have the Company purchase its own shares)

The Shareholders' Meeting, on the basis of a proposal by the Board of Directors, cancels the authorisation for repurchase by the Company ALTRAN Technologies SA of its own securities in application of articles L.225-209 et seq of the Code of Commerce, granted to the Company by the combined Shareholders' Meeting held on 18th June 2002.

The Shareholders' Meeting, having familiarised itself with the report by the Board of Directors, authorises the Board of Directors, after distribution of an information note approved by the Commission des Opérations de Bourse (Market Operations Commission) and including a prioritisation of the repurchase programme, to purchase the Company's shares pursuant to the provisions of articles L.225-209 et seq of the Code of Commerce within a limit of 10% of the share capital. It is specified that the said limit of 10% applies to an amount of the Company's capital that will, if appropriate, be adjusted to take account of the transactions affecting the share capital after the present Shareholders' Meeting, the acquisitions made by the company not leading it in any case to hold more than 10% of the share capital.

The acquisition, assignment and transfer of the said shares may be carried out at any time and by any means (including during a period of public tender offers), including by use of derivative financial instruments, and in particular any option operations.

The maximum purchase price is set at 65 euros and the minimum sales price at 5 euros.

In case of a capital increase by incorporation of reserves and allocation of free shares as well as in case of division or of regrouping of the securities, the prices indicated above shall be adjusted by a multiplication coefficient equal to the ratio between the number of securities constituting the capital before the operation and the said number after the operation.

The maximum amount of the capital that may be purchased may not exceed 10% of the share capital.

Acquisitions of shares may be made with a view to the following:

- optimising the Company's asset and financial management;
- as a function of market situations, regularising the market price of the Company's share by systematic intervention against the trend;
- granting share purchase options to the employees and authorised agents of the Company and/or of its group, or proposing to them that they should acquire shares under the conditions laid down in articles L.443-1 et seq of the Labour Code, in the third paragraph of article L. 225-209, and in article L. 225-177 of the Code of Commerce;
- allocating securities within the framework of employee profit-sharing;
- delivering the securities in payment or in exchange, particularly within the framework of external growth operations or within the framework of an asset and financial management policy;
- delivering shares on the occasion of exercise of rights attached to securities creating a right to allocation of the Company's shares by redemption, conversion, exchange, presentation of a warrant or in any other way;
- their cancellation within the framework of the twelfth resolution submitted to the present Ordinary and Extraordinary Shareholders' Meeting;
- enabling the exit of one or several shareholders.

The Shareholders' Meeting also authorises the Board of Directors, depending on the situation of the market, to acquire the company shares within a limit of 0.5% of the company's capital in order to regularise the market price. If this should occur, the Company shall be dispensed from establishing an information note submitted for approval by the Commission des Opérations de Bourse (Market Operations Commission). Nevertheless, the Company shall have to issue a communiqué containing all information required for the information note at the latest on the day of actual launch of the programme.

The present authorisation shall expire at the end of the Shareholders' Meeting called to rule on the financial statements for the financial year ending on 31st December 2003.
To that end, full powers are granted to the Board of Directors to decide on the implementation of the first authorisation and to determine the procedures thereof, which shall be entitled to delegate them, in order to put in all market orders, conclude any agreements with a view, in particular, to keeping registers of share purchases and sales, make any filings with the Commission des Opérations de Bourse (Market Operations Commission) and any other entities, carry out any formalities, and in a general way to do whatever is necessary.

TENTH RESOLUTION

(This resolution is aimed at taking note of the obligations to be met at the level of employee shareholders

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, takes note of the fact that the shares held by the Company's staff and by the staff of the companies connected with it in the meaning of article L. 225-180 of the Code of Commerce represent more than 3% of the Company's share capital, and that it is therefore appropriate to have a ruling made by an Extraordinary Shareholders' Meeting in application of the provisions of article L. 225-23 of the Code of Commerce.

ELEVENTH RESOLUTION

(This resolution concerns an authorisation for the Board of Directors to issue bonds and similar securities or other securities granting the same lien to the company)

- authorises the Board of Directors to issue, in one or several instalments, on the basis of its decisions alone, in France, abroad and/or on the international market by raising funds from public or by private placement, if appropriate within the framework of a programme of Euro Medium-Term Notes (EMTN), on the dates under the conditions that it considers appropriate, and within a period of 26 months starting with the day of the present meeting, bonds or similar securities, particularly subordinated securities, with a definite or indefinite duration, or any other securities granting, in one and the same issue, one and the same claim right on the Company, and paired or not paired with warrants granting a right to the allocation, acquisition or subscription to bonds, similar securities or other securities or transferable securities granting such a claim right on the Company.

  The Shareholders' Meeting decides that the maximum nominal amount for which all of the securities to be issued mentioned above may be denominated may not exceed 400 million euros, or the equivalent value on the date of issue of the decision of the said amount in non-euro currencies or in any other established monetary unit with reference to several currencies, it being specified that the said maximum nominal amount shall apply globally to the bonds or similar securities as well as to the other debt instruments issued immediately or following exercise of warrants, but that the said amount would not include the redemption premium or premiums, if any are provided for. The negotiable debt instruments in the meaning of articles 213-1 to L. 213-4 of the Monetary and Fiscal Code are not targeted by the present authorisation.

The Meeting grants full powers to the Board of Directors, with a subdelegation option, under the conditions laid down in law for the following purposes:

- carry out the said issues within the limit set above, and determine the date, nature, amounts and issue currency thereof;
- determine the characteristics of the securities to be issued, and particularly their nominal value and their dates of rights to payment, their issue price, with premium if appropriate, their interest rate, fixed and/or floating or zero coupon, and the payment date, or in the case of securities with floating rates, the procedures for determination of the interest rate, or else the conditions regarding capitalisation of the interest;
- determine, in the light of market conditions, the procedures regarding amortisation and/or early redemption of the securities issued, if appropriate, with a fixed or variable premium, or even the conditions of repurchase by the Company;
- if appropriate, decide to grant a guarantee or sureties for the securities to be issued, and determine the nature and the characteristics thereof;
- and provide, if appropriate, for reimbursement of the securities issued by delivery of the Company's assets;
- in a general way, determine all of the procedures regarding each issue, conclude any conventions, conclude any agreements with any banks and any entities, take all steps and carry out all required formalities, and generally do whatever is necessary.

WITHIN THE FIELD OF JURISDICTION OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

TWELFTH RESOLUTION

(Authorisation to be granted to the Board of Directors to reduce the share capital by the cancellation of shares)

The purpose of this resolution is to authorise the Board of Directors to cancel, if appropriate, by periods of 24 months and within the limit of 10% of the share capital, the shares that are purchased within the framework of the share repurchase programmes.

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and with the special report by the Auditors, and subject to the adoption of the ninth resolution by the present meeting, authorises the Board of Directors, pursuant to article L. 225-209 of the Code of Commerce, to cancel, on the basis of its decisions alone, all at once or in instalments, for each period of 24 months starting with the time of the present meeting within the maximum limit of 10% of the amount of the capital, the shares acquired by the Company, and to proceed to an appropriate extent with a reduction of the share capital.

The Shareholders' Meeting grants full powers to the Board of Directors, with a sub delegation option, for the purpose of carrying out all acts, formalities or declarations with a view to making final the capital reductions that might be put through by virtue of the present authorisation and for the purpose of modifying the Company's articles of incorporation.

THIRTHEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company' capital, with maintenance of the preferential subscription right)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and with the Auditors' special report, and pursuant to the provisions of the Code of Commerce, particularly to those laid down in its article L. 225-129-III:

- decides to cancel the delegations granted by the combined Shareholders' Meetings of 18th June 2002, particularly with respect to its thirteenth, fourteenth, fifteenth, sixteenth and seventeenth resolutions;

- delegates to the Board of Directors, for a period of twenty-six (26) months starting from the time of the present meeting, the powers required for the purpose of carrying out on the basis of its sole decisions, all at once or in instalments, in proportions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies of Company shares as well as of any securities of any nature whatsoever offering access, immediately and/or eventually, to the Company's shares with or without premiums;

- decides that the amount of the increases of the share capital that may be made immediately and/or eventually by virtue of the present delegation may be no more than 15 million euros in nominal value, an amount to which one is to add, if appropriate, the nominal amount of the additional shares to be issued in order to preserve, pursuant to law, the rights of the holders of securities granting a right to the said shares;

- also decides that the nominal amount of the debt securities that may be issued by virtue of the above-mentioned delegation may be no more than 400 million euros or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instrument that might be issued in application of the eleventh resolution of the present meeting, and (ii) that the amount of the capital increases that may be put through by virtue of the issues of securities representing claims shall be charged to the maximum nominal amount of 15 million euros mentioned above;

- decides that in case of a subscription offer, the shareholders shall benefit under the conditions laid down in law from a preferential subscription right to application to shares by right with respect to the securities that may be issued by virtue of the present delegation. In addition, the Board of Directors shall have the option of granting a right to the shareholders, under the conditions laid down in law, to subscribe to excess shares for a number of securities greater than the one for which they may apply by right;

- decides that if the applications for shares by right and, if the case arises, the right to apply for excess shares have not absorbed the totality of the issue of shares or of securities as defined above, the Board shall be entitled to use one or the other of the following options, in whatever order it considers appropriate:
  - limit, if appropriate, the issue to the amount of subscriptions as long as that amount reaches at least three-quarters of the issue decided on,
  - freely distribute all or part of the securities not subscribed to,
  - offer to the public, on the French or international market, all or part of the securities not subscribed to;

• notes that the above-mentioned delegation entails by right to the benefit of the holders of securities offering eventual access to the Company's shares, other than the bonds convertible into shares and in the equity warrants, which might be issued by virtue of the present obligation, a waiver by the shareholders of their preferential subscription right to the shares to which the said securities create a right;

• notes that the above-mentioned delegation entails an explicit waiver by the shareholders of their preferential subscription right to the Company's shares to which the bonds convertible into shares and the equity warrants issued by virtue of the present delegation may create a right;

• decides that the amount due or to become due to the Company for each of the shares issued within the framework of the above-mentioned delegation shall be at least equal to the par value of the shares;

• decides that the Board of Directors shall hold full powers, with an option for sub delegation to its chairman, under the conditions laid down in law, to implement the present delegation, particularly to the following end:
- determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created,
- determine the prices and conditions of the issues, set the amounts to be issued, determine the date of rights to payments, even retroactive, of the securities to be issued, determine the procedure for paying up shares or other securities issued and, if the case arises, lay down the conditions regarding their repurchase on the market, the possibility of suspension of exercise of the allocation rights for the shares attached to the securities to be issued for a period that may not exceed three months, and lay down the procedures pursuant to which the rights of the holders of securities granting eventual access to the share capital shall be preserved, this in accordance with the legal and regulatory provisions. Furthermore the Board or its Chairman shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and particularly the charging of expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements to properly carry out the contemplated issues, and to record the capital increase or increases resulting from any issue realised by use of the present delegation, and to modify the articles of incorporation as a result.

In the case of the issue of debt securities, the Board of Directors shall hold full powers, with an option of sub delegation to the Chairman, in particular to decide on their nature as subordinated or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the procedures regarding redemption as a function of the market conditions, and the conditions under which the said security shall create a right to the Company's shares;

• decides that the present delegation voids any prior delegation relative to the immediate and/or eventual issue of Company share with maintenance of the preferential subscription right.

FOURTEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to increase the share capital by the issue of shares and of securities offering immediate or eventual access to the company's capital, with elimination of the preferential subscription right)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and with the Auditors' special report, and pursuant to the provisions of paragraph 3 of article L. 225-129-III of the Code of Commerce:

• delegates to the Board of Directors the powers necessary for the purpose of carrying out on the basis of its decisions alone by way of raising funds from the public, all at once or in instalments, in proportions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies of the Company's shares as well as of any securities of any nature whatsoever offering access, immediately and/or eventually, to the Company's shares;

• decides that the ceiling on the increases of the share capital that could be put through immediately and/or eventually by virtue of the present delegation is common to the ceiling of 15 million euros set in the previous resolution, an amount to which one is to add, if the case arises, the par value of the additional shares to be issued to preserve, pursuant to law, the rights of the holders of securities creating a right to shares;

• also decides that the nominal amount of the debt securities that can be issued by virtue of the above-mentioned delegation may be no greater than 400 million euros or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instruments that might be issued in application of the eleventh resolution of the present meeting, and (ii) that the amount of the capital increases that might put through by virtue of the said issues of securities representing claims shall be charged to the maximum nominal amount of 15 million euros mentioned above;

• decides to remove the shareholders' preferential subscription right to the securities to be issued, it being understood that if the issues take place on the French market, the Board of Directors shall be entitled to grant a priority subscription option to the shareholders with respect to all or part of the issue, during the period and on the terms it is to determine. The said priority right, which shall be non-negotiable, shall be exercised in proportion to the number of shares possessed by each shareholder. The said subscription period shall not give right to the creation of negotiable rights, but may, if the Board of Directors considers this appropriate, be exercised in connection with applications for shares by right and with applications for excess shares;

• decides that if the subscriptions by the shareholders and by the public have not absorbed the totality of an issue of shares or of securities as defined above, the Board shall be entitled to use one or the other of the following options in whatever order it considers appropriate:
- limit, if appropriate, the issue to the amount of subscriptions, as long as the said amount reaches at least three-fourths of the issue decided on;
- freely distribute all or part of the securities not subscribed to;

• notes that the above-mentioned delegation entails by right, to the benefit of the holders of securities offering eventual access to the Company's shares that might be issued, a waiver by the shareholders of their preferential subscription right to the shares to which the said securities create a right;

• decides, however, in case of issue of autonomous warrants, explicitly to do away with the shareholders' preferential subscription right to the shares to which the said warrants create a right;

• decides that the amount due or to become due to the Company for each of the shares issued within the framework of the above-mentioned delegation, after taking account, in case of issue of autonomous equity warrants, of the issue price of the said warrants, shall be at least equal to the average of the first prices of the Company's share quoted on the Euronext Paris First Market on ten consecutive trading days chosen from among the twenty trading days preceding the start of issue of the above-mentioned securities, after correction, if appropriate, of the said average to take the date of the dividend rights into account;

- decides that the Board of Directors shall hold full powers with an option of sub delegation to its Chairman, under the conditions laid down in law, to implement the present delegation, particularly for the purpose of determining the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, to determine the prices and conditions of the issues, to set the amounts to be issued, to determine the date of dividend rights, even retroactive, of the securities to be issued, to determine the procedure for paying up shares or other securities issued, and, if appropriate, to determine the conditions of their repurchase on the Market, the possibility of suspension of exercise of the share allocation rights attached to the securities to be issued during a period that may not exceed three months, to determine the procedures pursuant to which preservation of the rights of the holders of securities offering eventual access to the share capital shall be preserved, this pursuant to the legal and regulatory provisions. Furthermore the Board or its Chairman shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and in particular charging the expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements in the interest of proper execution of the contemplated issues, and to record the capital increase or increases resulting from any issue carried out by use of the present delegation, and to modify the articles of incorporation as a result.
  In the case of the issue of debt securities, the Board of Directors shall hold full powers, with an option of sub delegation to the Chairman, in particular to decide on their subordinated nature or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the amortisation procedures in the light of the market conditions and the conditions under which the said securities shall create a right to the Company's shares;

- decides that the present delegation voids any prior delegation relative to the immediate and/or eventual issue of Company shares with elimination of the preferential subscription right and an option for granting a priority right.

The delegation granted in this way to the Board of Directors is valid, starting with the time of the present Meeting, for a duration of 26 months as provided for in the third paragraph of article L. 225-129-III of the Code of Commerce.

FIFTEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to increase the share capital by incorporation of reserves, profits or premiums, or other items)

The Shareholders' Meeting, having familiarised itself with the report by the Board of Directors, authorises the Board of Directors to increase the share capital, during a period of twenty-six months starting with this very day, by issue of new ordinary shares (common stock) to be paid by incorporation of reserves, profits or premiums on shares or by increasing the par value of the shares constituting the share capital, or by simultaneous use of these two procedures.

The issuing of new shares or the increase of the par value of the shares mentioned above may not have the effect of increasing the share capital by an amount of more than 100 million euros.

The Shareholders' Meeting decides that in case of a capital increase in the form of allocation of free shares, the allocation rights constituting odd lots shall not be negotiable. Those remaining after allocation to each shareholder of the new shares due to it shall be the object of a cash payment.

The new shares corresponding to the rights constituting odd lots shall be sold and the net proceeds from the sales thereof shall be allocated to the holders of the said rights, in proportion to those rights, at the latest thirty days after entry in their account of the whole number of new shares allocated.

The Shareholders' Meeting grants full powers to the Board of Directors, with a sub delegation option, to determine the procedures, conditions and dates of the capital increases that might be put through by virtue of the present authorisation, and to modify the articles of incorporation.

SIXTEENTH RESOLUTION

(The purpose of this resolution is, in the case of a public purchase tender or of a public exchange tender for the Company shares, to maintain the authorisations previously granted to the Board of Directors to increase the Company's share capital)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and pursuant to the provisions of article L. 225-129-IV of the Code of Commerce, explicitly decides that the delegations granted to the Board of Directors under the thirteenth and fourteenth resolutions above for the purpose of putting through any increase of the Company's capital shall be maintained during a period of a public purchase tender or public exchange tender for the Company's securities.

The maintenance during a period of a public purchase tender or of a public exchange tender for the Company's securities of the delegations granted to the Board of Directors is valid until the next Shareholders' Meeting of the Company called to rule on the financial statements for financial year 2003.

SEVENTEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to use new company shares to remunerate, if the case arises, the acquisition of a listed company, by issue without any preferential subscription right of any securities offering access, immediately or eventually, to the Company's capital)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, and the report by the Auditors, and pursuant to the provisions of article L. 225-148 of the Code of Commerce, authorises the Board of Directors to increase the Company's capital by a maximum nominal amount of 10 million euros by successive or simultaneous issue, all at once or in instalments, of new Company shares for the purpose of remunerating securities conveyed to a public exchange tender for securities of another company listed for trading on a regulated market.

The said issue of new shares remunerating the securities conveyed to a public exchange tender may, pursuant to the provisions of article L. 225-129 of the Code of Commerce, result from the issue of securities of any kind offering access, immediately and/or eventually, to a portion of the Company's capital.

Insofar as need be, the shareholders waive their preferential subscription rights to the shares to which the above-mentioned securities might offer eventual access by exercise of a right of any nature whatsoever. The nominal amount of the debt securities issued, if the case arises, in application of the present authorisation may be no more than 400 million euros.

The Shareholders' Meeting decides that the Board of Directors shall hold full powers, with an option of sub delegation to its Chairman, under the conditions laid down by law, to apply the present authorisation, particularly for the following purposes:

- determine the exchange ratio as well as, if the case arises, the amount of the cash differential to be paid;
- record the number of securities conveyed to the exchange;
- determine the dates, issue conditions, particularly the price and the date of dividend rights of the new shares, or, as the case may be, of the securities offering immediate and/or eventual access to a portion of the Company's capital;
- enter the difference between the issue price of the new shares and their par value under liabilities in the balance sheet in an account called "premium on conveyance" on which the rights of all shareholders shall bear;
- proceed, if appropriate, to charging all of the expenses and rights resulting from the authorised transaction to the said "premium on conveyance";
- generally, take all useful steps and conclude any agreements in order to properly carry out the authorised operation, record the resulting capital increase or increases, and modify the articles of incorporation as a result.

The authorisation granted in this way to the Board of Directors is valid, starting with the time of the present meeting, for a period of twenty-six months as provided for in the third paragraph of article L. 225-129 III of the Code of Commerce.

EIGHTEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to use the Company's new shares to remunerate, if the case arises, acquisition of an unlisted company, by issue without preferential subscription rights of any securities offering access, immediately or eventually, to the Company's capital)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and the report by the Auditor, and pursuant to the provisions of article L. 225-138 of the Code of Commerce:

- authorises the Board of Directors to increase the Company's capital by a maximum nominal amount of 10 million euros by issue, all at once or in instalments, of new shares of the Company, for the purpose of remunerating in the form of securities the external growth operations that are carried out, particularly, under the conditions described in section 215 of Rule N°99-02 issued by the Accounting Regulatory Committee, relative to the special consolidation method;

The authorisation granted in this way to the Board of Directors is valid, starting with the time of the present meeting, for a period of one year;

- decides to remove the shareholders' preferential subscription right to the benefit of sellers of holdings acquired in connection with the above-mentioned external growth operations;

- decides that the above-mentioned issuing of new shares may, pursuant to the provisions of article L. 225-139 of the Code of Commerce, result from the issue of securities of any kind offering immediate and/or eventual access to a portion of the Company's capital; as a consequence decides, insofar as needs be, to do away with the shareholders' preferential subscription rights to the shares to which the above-mentioned securities might give eventual access by exercise of a right of any nature whatsoever. The nominal amount of the debt securities issued, if the case arises, in application of the present authorisation may not exceed 400 million euros;

- delegates full powers to the Board of Directors to implement the present authorisation under the conditions laid down in law, particularly for the following purposes:

- proceed with the above-mentioned external growth operations, it being specified that the Board of Directors shall be entitled to ask, insofar as needs be, an independent expert to establish a report concerning the valuation of the securities acquired, as well as concerning the value of the claim that the sellers will hold on the Company following acquisition by the Company of their holdings;
- determine the dates and issue conditions, particularly the price, and the date of the dividend rights for the new shares or, depending on the case, of the securities offering immediate and/or eventual access to a portion of the Company's capital, it being specified that the said price shall be at least equal to the average of the initial prices of the Company's share recorded on the market for ten consecutive trading days chosen from among the twenty trading days preceding the issue;
- determine the number of new shares or, as the case may be, of securities offering immediate and/or eventual access to a portion of the Company's capital, which the sellers shall subscribe by offsetting against the claim resulting from the transfer to the Company of their holdings;
- enter the difference between the issue price of the new shares and their par value under liabilities in the balance sheet in an account called "premium on shares" on which the rights of all shareholders shall bear;
- proceed, if appropriate, with charging to the said "premium on shares" of all of the expenses and rights resulting from the authorised operation;
- in a general way, take all useful steps and conclude any agreements in order to properly carry out the authorised operation, record the capital increase or increases resulting there from, and modifying the articles of incorporation as a result.

NINETEENTH RESOLUTION

(The purpose of this resolution is to authorise the Board of Directors to grant subscription options of the Company's shares)

The purpose of this resolution is to authorise the Board of Directors, for a period of thirty-six months, to install, without discount, share subscription option plans under the following conditions.

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and a special report by the Auditors, authorises the Board of Directors, within the framework of the provisions of articles L. 225-177 et seq of the Code of Commerce, to grant pursuant to law, all at once or in instalments, for a period of thirty-six months starting with this very day, to the benefit of the authorised agents and employees of Altran Technologies or companies of which at least 10% of the capital is held directly or indirectly by Altran Technologies or of the companies directly or indirectly holding at least 10% of the capital of Altran Technologies, subscription options for acquisition of new Company shares to be issued, as a capital increase, within a limit of 6% of the share capital on the day on which the options are granted by the Board of Directors.

The price set for subscription to the shares by the beneficiaries shall be determined by the Board under the conditions and within the limits laid down in the legislation in effect, without any discount.
The present authorisation entails by right, to the beneficiaries' benefit, a waiver on the part of the shareholders of their preferential subscription right to the shares to be issued as subscription options are exercised.

The options granted shall have to be exercised within a maximum of eight years starting from the date on which they are granted, it being specified that the said period may be extended by any decision by an extraordinary meeting of the Company shareholders.

The shares subscribed to under the present authorisation shall have to be registered shares.

The Shareholders' Meeting grants full powers to the Board of Directors to define the beneficiaries, all at once or in instalments, and to determine the number of options granted to each of them, it being specified that the present option for designation of beneficiaries and determination of the number of options to be allocated to them may be delegated to the President and Managing Director, to set the option opening date, to lay down the practical conditions regarding allocation, exercise and temporary suspension of the options granted, to carry out any operations that might be necessary, to implement any other new legal provisions that might come into effect during the life of the present authorisation and application of which would not required an explicit decision by the Shareholders' Meeting, and to delegate under the legal conditions full powers for the purpose of carrying out any acts or formalities.

TWENTIETH RESOLUTION

(Authorisation to the Board of Directors to carry out capital increases reserved for the employees of the Company and of its subsidiaries within a limit of 10% of the share capital)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and the report by the Auditors, and pursuant to the provisions laid down in particular in articles L. 225-138 and L 225-129 VII of the Code of Commerce and in article L 443-5 of the Labour Code:

- authorises the Board of Directors to increase the share capital all at once or in instalments, within a period of twenty-six months starting with the day of the present meeting, by issue of cash shares, and it reserves the totality of the shares to be issued for the employees of the Company and of the French and foreign companies connected with it in the meaning of article L. 233-16 of the Code of Commerce and which, in addition, are included within the Company's consolidation perimeter and are members of the company savings plan or of a voluntary payroll savings partnership plan;
- decides that the total number of shares that might be issued pursuant to the decisions made in connection with the present resolution must not exceed 10% of the share capital on the day of the Board of Directors' decision;
- decides that the issue price of the new shares may not be greater than the average of the first quoted prices during the twenty trading sessions preceding the day of the Board of Directors' decision setting the subscription opening date, or less than the said average reduced by the maximum discount provided by law on the day of the Board of Directors' decision;
- notes that the present decisions entail a waiver by the shareholders of their preferential subscription right to the benefit of the employees for whom the capital increase is reserved,
- grants full powers to the Board of Directors to determine all of the conditions and procedures of the operation, and in particular:

- proceed with creation of a Company Savings Plan or of a voluntary payroll Savings Partnership Plan;
- lay down the procedures and conditions regarding membership in the savings plan; establish or modify the rules and regulations thereof,
- lay down the particular conditions that shall have to be met by the companies connected with it in the meaning of the above-mentioned article L 233-16 and which, in addition, are included within the Company's consolidation perimeter,
- determine the seniority conditions that will have to be met by the beneficiaries of new shares to come from the capital increases that the object of the present resolution,
- decide that subscriptions may be carried out through the intermediary of a joint investment fund, of a voluntary payroll savings partnership plan, or directly,
- grant a period to the employees for paying up their shares,
- determine the opening and closing dates of subscriptions, as well as the issue price of the shares,
- determine the number of new shares to be issued,
- record the realisation of the capital increases; carry out, directly or through an agent, any operations and formalities resulting from the said increases, as a result modify the Company's articles of incorporation, and more generally do whatever is necessary within the framework of the legal and regulatory provisions in effect.

Pursuant to the legal provisions, the Board of Directors shall be entitled to delegate the powers necessary for realisation of the capital increases, within the limits and in accordance with the conditions that it may set in advance.

TWENTY-FIRST RESOLUTION

(The purpose of this resolution is to modify the authorisation grated by the combined Shareholders' Meeting held on 17 June 1999 to grant share subscription options)

In its 9th resolution, the combined Shareholders' Meeting held on 17th June 1999 authorised the Board of Directors to grant subscription options for acquisition of Company shares to the benefit of certain persons that it is to designate from among the members of the staff and from the Company's senior managers or those of companies of which at least 10% of the capital is held directly or indirectly by the Company, of the companies holding, directly or indirectly, at least 10% of the Company's capital, subject to the legal provisions.

Pursuant to article L. 225-183 of the Code of Commerce, the said meeting set the deadline for exercise of the options at 5 years.

The Board of Directors' meeting held on 10th October 2001 allocated 602.319 options that could be exercised starting on 10th October 2005.

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors and the special report by the Auditors, noting that none of the subscription options allocated has been exercised, decides to extend the duration for exercise of the said options to eight years, and it delegates full powers to the Board of Directors to have the option holders benefit from the said extension.

This resolution is put to the vote and rejected by 40,839,738 votes against versus 18,787,461 votes for and 14,119 abstentions.

TWENTY-FIRST RESOLUTION AMENDED

[This resolution is designed to modify the Authorisation accorded by the Mixed General Meeting of 17th June 1999 to grant stock options]

In its 9th resolution, the Mixed General Meeting of 17th June 1999 authorised the Board of Directors to grant company stock options to certain employees to be designated among the members of the personnel and the Directors of the Company or of subsidiaries in which the Company holds directly or indirectly at least 10% of the share capital or of companies which hold directly or indirectly at least 10% of the share capital of the Company, subject to the legal requirements.

In compliance with article L.225-183 of the Commercial Code, the same Meeting fixed the period for exercising the options at 5 years.

The Board of Directors' meeting of 10th October 2001 allocated 602,319 options which can be exercised as from 10th October 2005.

The Board of Directors' meeting of 11th March 2003 allocated 3,699,845 options which can be exercised as from 12th March 2007.

After cognisance of the Report of the Board of Directors' and the Special Report of the Statutory Auditors, and noting that none of the allocated stock options have been exercised, the General Meeting decides to extend to 8 years the period of exercise of the options allocated on 10th October 2001 and 11th March 2003, and delegates full powers to the Board of Directors so that the beneficiaries can take advantage of this prolongation.

This resolution is put to the vote and carried by 59,060,039 votes for versus 3,349 votes against and 193,808 abstentions.

TWENTY-SECOND RESOLUTION

(Modification of the article 7 of the articles of incorporation)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, decides to replace the present wording of article 7 of the articles of incorporation with the following wording:

ARTICLE 7

SHARES

7.1 *The shares are registered shares until they are paid up in full. Once they are paid up, they may be registered or bearer shares, at the shareholders' choice, under the conditions laid down in the provisions in effect. They give rise to an entry in an account in the name of their owner on the Company's books or with an authorised intermediary, all this under the conditions and pursuant to the procedures laid down in law.*

When the owner of the securities does not reside in French territory, any intermediary may be entered on behalf of the said owner. The said entry may be made in the form of a collective account or of several individual accounts, each corresponding to one owner.

The registered intermediary is required, at the time of opening of its account either with the issuing company or with the financial intermediary authorised to act as account keeper, to declare its status as intermediary holding securities on behalf of others, pursuant to the legal and regulatory provisions.

With a view to more effective identification of shareholders, the company may request the entity responsible for clearing for the information mentioned in article L. 228-2 of the Code of Commerce. The request may but does not have to be limited to the persons holding a number of shares determined by the Company.

With respect to registered shares, offering immediate or eventual access to the capital, the intermediary entered under the conditions laid down in the Code of Commerce is required to disclose the identity of the owners of the said securities, in response to a simple request by the Company or by its agent, which may be made at any time.

Following the said request for information, the Company shall be entitled to ask any legal person owning its shares and having holdings that exceed 2.5% of the capital or of the voting rights to inform it of the identity of the persons holding, directly or indirectly, more than one-third of the capital or of the voting rights of the legal person owning the Company's shares. Non-observance by the holders of securities or the intermediaries of their obligation to provide the information mentioned above may, under the conditions laid down in law, entail suspension or even loss of the voting right and of the right to payment of the dividend attached to the shares.

7.2 *The shares, whatever their form, give rise to entry in an account under the conditions and in accordance with the procedures laid down in the legislative and regulatory provisions in effect.*

7.3 *Any person acting alone or with others who comes to hold, directly or indirectly, a portion of the capital or of the voting rights or of securities offering eventual access to the Company's capital equal to or greater than 0.5% or a multiple of the said fraction shall be required to notify the Company, by registered mail with receipt, within a period of two weeks starting with the time at which one of the said threshold is crossed, of the total number of shares, of voting rights or of securities offering eventual access to the capital that he possesses alone, directly or indirectly, or else in concert.*

Non-observance of the foregoing provisions is sanctioned by loss of voting rights for the shares exceeding the fraction that should have been declared, this for any Shareholders' Meeting to be held until the end of a period of two years following the date of regularisation of the notification provided for above, if application of the said sanction is requested by one or several shareholders holding at

least 5% of the capital or of the voting rights of the Company. The said request is entered in the shareholders' meeting's minutes.

The intermediary entered as the holder of shares pursuant to the third paragraph of article L.228-1 of the Code of Commerce is required, without prejudice to the obligations of the owners of the shares, to make the declarations provided for in the present article, for all of the securities for which he is entered in the account.

Non-observance of this obligation shall be sanctioned pursuant to article L. 228-3-3 of the Code of Commerce.

Any person acting alone or with others is also required to inform the Company within a period of two weeks when his percentage of the capital or of the voting rights becomes less than each of the thresholds mentioned in the first paragraph of the present section".

TWENTY-THIRD RESOLUTION

(Inclusion in the articles of incorporation of an article providing for designation of directors from among the shareholding employees)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, decides to include a provision in the articles of incorporation providing that a director shall have to be appointed from among the shareholding employees or, as the case may be, from among the employees who are members of the supervisory board of a corporate joint investment fund holding shares in the Company, the new article 11 being supplemented by the addition of a 4th paragraph worded as follows:

"The Board of Directors is also to include a director appointed from among the shareholding employees or, as the case may be, from among the employees who are members of the supervisory board of a Corporate Joint Investment Fund holding the Company's shares."

TWENTY-FOURTH RESOLUTION

(Modification of article 13 of the articles of incorporation)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, decides to supplement the present wording of article 13 of the articles of incorporation by the addition of the following paragraphs:

"The Board of Directors may decide on the creation of committees responsible for considering questions that the Board itself or its Chairman submits for their consideration and opinion. It determines the composition and the powers of the committees. The committees have advisory powers and carry on their activity on the Board of Directors' responsibility.

The Board of Directors determines the amount of compensation, if any, of the members of the committees.

The committees may assign certain specific missions to third parties. They must then first inform the Chairman of the Company's Board of Directors."

TWENTY-FIFTH RESOLUTION

(Modification of article 17 of the articles of incorporation)

The Shareholders' Meeting, after having familiarised itself with the report by the Board of Directors, decides to replace the present wording of article 17 of the articles of incorporation with the following wording:

<u>ARTICLE 17</u>

SHAREHOLDERS' MEETINGS

The Shareholders' Meetings are to be called and make their decisions under the conditions laid down in law.

The meetings are held either at the registered office or at another place indicated in the meeting notice. The Board may decide at the time of the notice to publicly show the entire meeting by videoconferencing and/or television transmission, subject to the legal and regulatory provisions in effect. If made, the said decision is to be communicated in the meeting notice and in the convocation notice.

Two members of the Workers' Council designated by the Council may also attend the Shareholders' Meeting. At their request, they must be heard in connection with any decision requiring shareholder unanimity.

The intermediary who has satisfied the obligations laid down in the third and fourth paragraph of article L. 228-1 of the Code of Commerce may, by virtue of a general securities management mandate, transmit, for a Meeting, the vote or the power of attorney of an owner of shares as defined in the third paragraph of the said article.

Before transmitting powers of attorney or votes at a Shareholders' Meeting, the intermediary is required, at the request of the issuing company or of its agent, to provide a list of the non-resident owners of the shares to which the voting rights are attached. The said list is to be supplied under the conditions laid down by the rules and regulations in effect.

The vote or the power of attorney issued by an intermediary who either is not declared as such or has not disclosed the identity of the owners of the securities must be disregarded.

The Shareholders' Meetings consist of all shareholders, whatever the number of their shares may be, as long as they are paid up to the extent of the required payments.

Any shareholder may take part, personally or through an agent (proxy), in the meetings upon proving his identity and ownership of his securities.

The right to take part in the Meetings is conditional either on entry of the shareholder in a registered account, or on the deposit, at the places indicated in the convocation notice, of the bearer shares or of a certificate of deposit issued by the bank, the financial institution or the securities dealer holding the said shares, or of a certificate issued by the authorised intermediary or by the entity replacing it, indicating the unavailability of the shares entered in the account until the meeting date, at least five days before the date on which the meeting is held. Explicit revocation of the entry or of the unavailability may occur only in accordance with the binding provisions in effect.

Any shareholder may vote by correspondence by using a form that he may obtain under the conditions indicated in the meeting convocation notice.

At the time of Shareholders' Meetings, the quorum condition provided by Law depending on the nature of the meeting is to be judged taking account of the number of shares with voting rights. In the case of a vote by correspondence, in calculation of the quorum one will take account only of the forms duly filled out and received by the company, at least three days before the date of the Meeting. Similarly, any written question addressed to the Board of Directors by a shareholder pursuant to article L 225-108 of the Code of Commerce, to be duly received by the Board of Directors, shall have to be addressed to the Board at least three days before the Meeting date. The majority conditions, depending on the nature of the Meeting, are to be judged taking account of the number of voting rights attached to the shares possessed by the shareholders that are present, represented or have voted by correspondence.

The shares belonging to any shareholder who has not complied with the legal obligation to inform the Company provided for under article L 233-7 of the Code of Commerce shall lose the voting right, with respect to the fraction not declared, in case of a request, entered in the Meeting minutes, by one or several shareholders holding at least 5% of the Company's capital.

The Meetings are to be chaired by the Chairman of the Board of Directors or, in his absence, by the Deputy Chairman, and failing this, by a director specially delegated for that purpose by the Board. Failing all this, the Meeting elects its Chairman itself.

If the Board of Directors so decides at the time at which the Meeting is called, public retransmission of the entire Meeting by videoconferencing or by means of telecommunications and television, including the internet, is authorised. If made, the said decision is communicated in the Meeting announcement published in the Bulletin of Mandatory Legal Notices ("BALO").

Any shareholder may also, if the Board of Directors so decides at the time of calling the Meeting, take part in the Meeting by videoconferencing or by any means of telecommunications or television, including the internet, under the conditions laid down in the rules and regulations applicable at the time of its use. If made, the said decision is mentioned in the Meeting announcement published in the BALO.

The Meeting minutes are drawn up and copies thereof are validly certified by the Chairman of the Board of Directors or by an Assistant Managing Director, or else by the Meeting Secretary."

V - Consolidated financial statements and reports

1 - CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet at 31st December 2002

Assets

(thousand euro)	31.12.2002 Gross	31.12.2002 Amortisation and provisions	31.12.2002 Net	31.12.2001 Net
FIXED ASSETS	**900,307**	**224,591**	**675,716**	**533,233**
Intangible fixed assets				
Goodwill	22,971	588	22,383	12,382
Other intangible fixed assets	57,613	13,213	44,400	9,346
Goodwill from acquisitions	654,741	145,078	509,663	454,638
Tangible fixed assets				
Land	230		230	183
Buildings	14,554	3,108	11,446	2,518
Other tangible fixed assets	102,510	58,421	44,089	36,790
Financial fixed assets				
Shareholdings	8,844	1,279	7,565	649
Other equity investments	7,436	498	6,938	1,320
Other financial assets	31,408	2,406	29,002	15,407
CURRENT ASSETS	**784,545**	**35,066**	**749,479**	**850,996**
Inventories and work in progress	4,021	264	3,757	4,569
Advance payments to suppliers	728		728	1,425
Accounts receivable and prepayments	412,744	25,861	386,883	446,543
Other receivables	148,688	2,019	146,669	77,145
Marketable securities	48,746	6,922	41,824	210,532
Cash and cash equivalents	169,618		169,618	110,782
DEFERRED CHARGES	**9,676**		**9,676**	**11,394**
Prepaid expenses	7,016		7,016	6,708
Deferred charges	2,660		2,660	4,686
TOTAL ASSETS	**1,694,528**	**259,657**	**1,434,871**	**1,395,623**

Shareholders' equity and liabilities

(thousand euro)	31.12.2002	31.12.2001
SHAREHOLDERS' EQUITY	**250,365**	**380,178**
Share capital	46,817	45,858
Share premium account	20,461	9,106
Consolidated reserves	299,743	206,237
Foreign currency translation gains/(losses)	- 7,312	-1,860
Profit/(loss) for the period	- 109,344	120,837
MINORITY INTEREST	**139**	**286**
In reserves	- 26	177
In net income	165	109
CONDITIONAL ADVANCES	**161**	**226**
PROVISIONS FOR LOSSES AND CHARGES	**63,079**	**16,328**
DEBT	**1,112,881**	**994,275**
Convertible bonds	446,250	464,195
Loans and borrowings from financial institutions	159,002	56,297
Other loans and borrowings	41,547	18,980
Accounts payable	68,340	46,862
Taxes and social charges	250,461	281,088
Payables related to fixed assets	134,993	118,852
Other liabilities	12,288	8,001
DEFERRED REVENUES		
Revenues relating to future periods	**8,246**	**4,330**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,434,871**	**1,395,623**

Income Statement

(thousand euro)	31.12.2002	31.12.2001
Revenues	1,372,862	1,278,608
Other operating income	19,139	10,988
TOTAL OPERATING INCOME	**1,392,001**	**1,289,596**
Purchases	8,763	6,663
Other purchases and external expenses	281,411	236,969
Taxes and similar expenses (excluding income taxes)	23,060	22,476
Salaries and benefits	957,052	771,811
Depreciation and provisions	50,059	16,020
Other expenses	4,283	2,053
TOTAL OPERATING EXPENSES	**1,324,628**	**1,055,992**
OPERATING INCOME	**67,373**	**233,604**
Financial income	10,507	20,655
Financial expense	38,213	26,516
NET FINANCIAL INCOME/(EXPENSE)	**- 27,706**	**-5,861**
INCOME BEFORE TAX	**39,667**	**227,743**
Extraordinary income	19,533	5,253
Extraordinary expense	13,081	8,003
NET EXTRAORDINARY INCOME/ (EXPENSE)	**6,452**	**- 2,750**
Employee profit sharing	2,793	15,578
Corporate income tax	23,248	75,135
NET INCOME (before amortisation of goodwill)	**20,078**	**134,280**
Amortisation of goodwill	96,747	13,266
Prior period adjustments, net of tax	32,701	
Minority interest	- 26	177
NET GROUP INCOME / (LOSS)	**- 109,344**	**120,837**
EARNINGS PER SHARE		
Number of ordinary shares	**93,634,131**	**91,716,381**
Basic earnings/(loss) per share	**-1.18**	**1.32**
Diluted earnings/(loss) per share*	**-1.18**	**1.31**

* calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.

Cash flow statement

(thousand euro)	31.12.2002	31.12.2001
CASH FLOW RELATED TO OPERATIONS		
Net income of consolidated companies	-109,370	121,014
Elimination of expenses and revenues with no impact on cash flow or not related to operations:		
Amortisation, provisions and other expenses	154,160	30,171
Changes in deferred taxes	-9,949	-2,885
Capital gains	791	205
Operating cash flows of consolidated companies	35,632	148,505
Impact of exchange rate gains and losses on cash flow	175	516
Dividends received from companies accounted for by the equity method		
Change in financial expenses	2,173	9,296
Change in inventories	-246	-500
Change in receivables	28,692	-74,039
Change in debt	-44,106	63,920
Prepaid expenses and deferred income	-2,344	-1,826
Transfers of deferred charges	-99	-958
Change in working capital requirements	**-15,930**	**-4,108**
Net cash flow generated by operations	**19,877**	**144,913**
Cash flow related to investment transactions		
Acquisitions of fixed assets *	-72,989	-37,105
Sales of fixed assets	9,315	9,451
Impact of changes in the scope of consolidation	-142,719	-105,186
Net cash flow related to investment transactions	**-206,393**	**-132,840**
Cash flow related to financing transactions		
Dividends paid to shareholders of the parent company	-18,343	-12,606
Dividends paid to minority interests in consolidated companies	-23	-14
Repurchase of shares in the company	-9,040	
Capital increases and other changes	12,284	10,166
Debt issues	129,255	25,140
Debt and loan repayments	-27,842	-6,426
Net cash flow related to financing transactions	**86,291**	**16,260**
Change in cash position	**-100,225**	**28,333**
Cash at beginning of year	321,342	289,405
Cash at end of year	218,363	321,342
Impacts of movements in foreign currency exchange rates	-2,752	3,605

* of which 33 million euro relates to the acquisition of the ADL brand

2 - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Scope of consolidation

ALTRAN TECHNOLOGIES directly holds equity in:

ALPLOG	at the rate of	99,40% of share capital
ALTIOR	at the rate of	99,95% of share capital
ALTRAN ESP	at the rate of	100% of share capital
ALTRAN EUROPE	at the rate of	99,84% of share capital
ALTRAN GMBH	at the rate of	100% of share capital
ALTRAN ITALIA	at the rate of	100% of share capital
ALTRAN SCANDINAVIA	at the rate of	100% of share capital
ALTRAN SWITZERLAND	at the rate of	100% of share capital
ALTRAN SYSTEMES D'INFORMATION	at the rate of	99,99% of share capital
ALTRAN UK	at the rate of	100% of share capital
ATLANTIDE GRENAT LOGICIELS	at the rate of	99,88% of share capital
AXIEM	at the rate of	99,95% of share capital
Branche Ségur :		
SÉGIME	at the rate of	99,94% of share capital
LORE	at the rate of	99,92% of share capital
C.G.S. EXECUTIVE SEARCH	at the rate of	40,72% of share capital
held directly and	at the rate of	59,28%
held indirectly through one of its subsidiaries.		
ACTISYS (anciennement ALTSIS)	at the rate of	50,12% of share capital
held directly and	at the rate of	49,88%
held through one of its subsidiaries.		
CIRIEL	at the rate of	99,83% of share capital
COGIX	at the rate of	99,80% of share capital
DP CONSULTING	at the rate of	99,96% of share capital
E.G.T.M.	at the rate of	99,60% of share capital
ETHNOS	at the rate of	100% of share capital
GERPI	at the rate of	99,63% of share capital
ATLANTIDE GERPI OUEST (formerly GRENAT PARTICIPATIONS)	at the rate of	99,98% of share capital
GRENAT	at the rate of	99,89 % of share capital
LOGIQUAL	at the rate of	99,94% of share capital
P.S.I.	at the rate of	98,58% of share capital
SIVAN	at the rate of	99,91% of share capital
T.MIS CONSULTANTS	at the rate of	99,94% of share capital
TRININFOR	at the rate of	99,76% of share capital
IDEFI	at the rate of	99,80% of share capital
EEC (formerly FINANCIERE ENVIRONNEMENT)	at the rate of	99,76% of share capital
ORTHODROME	at the rate of	100% of share capital
ALTRAN INTERNATIONAL (formerly ALTRAN NETHERLANDS)	at the rate of	100% of share capital
NETARCHITECTS COMMUNICATION	at the rate of	100% of share capital
EDIFIS	at the rate of	100% of share capital
NESS CONSULTING	at the rate of	100% of share capital and its subsidiaries:
- NESSWARE	at the rate of	100% of share capital
- NESS OBJECTS	at the rate of	100% of share capital
DIOREM-INTERACTIFS (formerly ALTERIX)	at the rate of	100% of share capital
CERRI CONSULTING FRANCE	at the rate of	100% of share capital
2AD	at the rate of	100% of share capital
*LITTLE France	at the rate of	100% of share capital
*DOMINIQUE MALSCH	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

ALTRAN TECHNOLOGIES indirectly holds equity, through its subsidiaries, in:

ADENA	at the rate of	99,82% of share capital
ALTAIR TECHNOLOGIES	at the rate of	99,48% of share capital
ALTRAN TECHNOLOGIES GMBH	at the rate of	100% of share capital
APOLOG	at the rate of	100% of share capital
ASKON BERATUNGS	at the rate of	100% of share capital
C E C	at the rate of	100% of share capital
ENODIA (formerly D1B2)	at the rate of	100% of share capital
DATACEP	at the rate of	99,95% of share capital
ARIANE INGENIERIE	at the rate of	99,97% of share capital
DVE	at the rate of	99,20% of share capital
ALTRAN AVENIR	at the rate of	99,80% of share capital
ALTRAN INFORMATIQUE TECHNOLOGIES	at the rate of	99,92% of share capital
CADIX	at the rate of	99,94% of share capital
D.P. EUROPE	at the rate of	99,20% of share capital
EUROSPACE	at the rate of	100% of share capital
GENTECH	at the rate of	99,94% of share capital
H.I.S.	at the rate of	100% of share capital
NEWENG	at the rate of	100% of share capital
OSYS	at the rate of	98,60% of share capital
REALIX	at the rate of	99,98% of share capital
ALTRAN SDB (Software De Base)	at the rate of	100% of share capital
ACTISYS	at the rate of	99,32% of share capital
STE	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES UK	at the rate of	100% of share capital
ALTRAN CRITICAL SYSTEMS	at the rate of	100% of share capital
YSIDRO	at the rate of	100% of share capital
ISL	at the rate of	100% of share capital
RSI	at the rate of	100% of share capital
EKAR	at the rate of	100% of share capital
DCE	at the rate of	100% of share capital
and its subsidiaries:		
- DCE NL PROD DB	at the rate of	100% of share capital
- DCE BE PROD DB	at the rate of	100% of share capital
- DCE UK PROD DB	at the rate of	100% of share capital
- DCE SG PROD DB à	at the rate of	100% of share capital
PRAXIS	at the rate of	100% of share capital
ACSIENCE (ex CERVIX)	at the rate of	100% of share capital
IBD	at the rate of	100% of share capital
DP CONSULTING UK	at the rate of	100% of share capital
CONSULTING INFORMATICOS NORMA	at the rate of	100% of share capital
ASPECT ASSESSMENT (formerly SUMMATION)	at the rate of	100% of share capital
ALTRAN PORTUGAL-S.G.P.S.Lda (formerly ALTRANTEC CONSULTORIA)	at the rate of	100% of share capital
ALTRAN LUXEMBOURG	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES LUXEMBOURG	at the rate of	100% of share capital
BERATA GMBH	at the rate of	100% of share capital
BERATA AG	at the rate of	98% of share capital
BERATA SARL	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES NETHERLANDS	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES SWITZERLAND	at the rate of	100% of share capital
TEAMWORKS CSE	at the rate of	100% of share capital
IXELOG	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

BROOMCO 1750	at the rate of	100 % of share capital
GRESHAM BELL	at the rate of	95% of share capital
CCS	at the rate of	100% of share capital
POOL CONSULTING (formerly POOL INFORMATICA)	at the rate of	100% of share capital
LORE LUXEMBOURG	at the rate of	100% of share capital
PRISMA	at the rate of	100% of share capital
INSERT SISTEMAS	at the rate of	100% of share capital
ASKON CONSULTING	at the rate of	100% of share capital
ALTIOR CONSULTORIA	at the rate of	100% of share capital
ASP	at the rate of	100% of share capital
MAP	at the rate of	100% of share capital
ALTRAN BELGIUM	at the rate of	100% of share capital
EXCELLIA	at the rate of	100% of share capital
CORTICAL TECHNOLOGIES	at the rate of	100% of share capital
S.A CORTICAL	at the rate of	100% of share capital
IDEFI EUROPE	at the rate of	100% of share capital
INNOVATICA	at the rate of	100% of share capital
O&I	at the rate of	100% of share capital
GROUPE CERRI	at the rate of	100% of share capital
CERRI CONSULTING SUISSE	at the rate of	100% of share capital
TEAMWORKS IRELAND	at the rate of	100% of share capital
TEAMWORKS EUROPE	at the rate of	100% of share capital
HEMISPHERES	at the rate of	100% of share capital
STRATEGY CONSULTORS	at the rate of	100% of share capital
INAD	at the rate of	100% of share capital
ALTRAN TECH INC	at the rate of	100% of share capital
FAGRO	at the rate of	100% of share capital
CEDATI	at the rate of	100% of share capital
SIEV	at the rate of	100% of share capital
ALTRAN DO BRASIL	at the rate of	100% of share capital
TCBR	at the rate of	100% of share capital
INFOLEARN	at the rate of	100% of share capital
GO TOP	at the rate of	100% of share capital
ALTRAN USA HOLDING	at the rate of	100% of share capital
ALTRAN CORPORATION	at the rate of	100% of share capital
and its subsidiary:		
- ALTRAN CANADA INC	at the rate of	100% of share capital
ALTRANTEC CONSULTORIA	at the rate of	98% of share capital
4 COM	at the rate of	100% of share capital
ALTRAN USA INC	at the rate of	100% of share capital
DTS	at the rate of	100% of share capital
and its subsidiaries up until 30th June 2002:		
- DTS SOFTWARE CHILE	at the rate of	99% of share capital
- DTS SOFTWARE COLOMBIA	at the rate of	99,87% of share capital
- DTS SOFTWARE ARGENTINA	at the rate of	99 % of share capital
- DTS CONSULTING INC	at the rate of	100% of share capital
- DTS SOFTWARE LATIN PERU	at the rate of	98,52% of share capital
- DTS SOFTWARE LATIN AMERICA DE CV MEXICO	at the rate of	99,31% of share capital
- DTS SOFTWARE LATIN VENEZUELA	at the rate of	99,1% of share capital
TDA	at the rate of	60% of share capital
TCDI	at the rate of	100% of share capital
DE SIMONE & OSSWALD HOLDING AG	at the rate of	100% of share capital
and its subsidiaries:		
- D&O AG	at the rate of	100% of share capital
- D&O ZURICH AG	at the rate of	100% of share capital
- D&O SOLUTIONS AG	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

- D&O CONSULTING AG	at the rate of	100% of share capital
- D&O BERLIN GMBH	at the rate of	100% of share capital
IMNET France	at the rate of	100% of share capital
POLEN INFORMATICA	at the rate of	100% of share capital
CONSULTRANS	at the rate of	100% of share capital
GYATA HOLDING BV	at the rate of	100% of share capital
GYATA MANAGEMENT CONSULTING	at the rate of	100% of share capital
AG TECHNOLOGY	at the rate of	100% of share capital
SSCE	at the rate of	100% of share capital
TRANSMATICA	at the rate of	100% of share capital
ITBC (formerly GERE)	at the rate of	100% of share capital
ENERGY+CONSULT	at the rate of	100% of share capital
S.D.I	at the rate of	100% of share capital
SYNECTICS CORPORATION	at the rate of	100% of share capital
and its subsidiaries:		
- SYNECTICS INC	at the rate of	100% of share capital
- SYNECTICS LTD	at the rate of	100% of share capital
- SYNECTICS IRELAND LTD	at the rate of	100% of share capital
N.C.S.	at the rate of	100% of share capital
B.P.I.	at the rate of	100% of share capital
CYGNITE	at the rate of	100% of share capital
and its subsidiaries: BIP and BAP	at the rate of	100% of share capital
GOSCH GMBH	at the rate of	100% of share capital
ALGOPLUS	at the rate of	100% of share capital
ALGONORM	at the rate of	100% of share capital
CONSULTRAN	at the rate of	100% of share capital
THE JOHNSSON GROUP	at the rate of	100% of share capital
SERTEC	at the rate of	100% of share capital
SPOC	at the rate of	100% of share capital
ALTRAN CONSULTING SOLUTIONS	at the rate of	100% of share capital
TQM	at the rate of	100% of share capital
C.S.I.	at the rate of	100% of share capital
INFO 93	at the rate of	100% of share capital
and its subsidiaries:		
- INFO MEDIOS DE PAGO	at the rate of	100 % of share capital
- IDEAS	at the rate of	100 % of share capital
- PDP	at the rate of	100 % of share capital
- INFO93 TRAINING CENTER	at the rate of	100 % of share capital
D.S.D.	at the rate of	100% of share capital
DEMETER	at the rate of	100% of share capital
and its subsidiaries:		
- SUTHERLAND CONSULTING LTD	at the rate of	100% of share capital
- SUTHERLAND CONSULTING GMBH	at the rate of	100% of share capital
SIGMA	at the rate of	100% of share capital
CITY PEOPLE	at the rate of	100% of share capital
and its subsidiary:		
-CITY CONSULTANTS	at the rate of	100% of share capital
CONSIGNIT AB	at the rate of	100% of share capital
and its subsidiaries:		
- CONSIGNIT LTD	at the rate of	100% of share capital
- CONSIGNIT I STOCKOLM AB	at the rate of	100% of share capital
- CONSIGNIT I MALMO AB	at the rate of	100% of share capital
ATHENA (formerly OTBA)	at the rate of	100% of share capital
E-CONSULT	at the rate of	100% of share capital
S - DOS	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

SERTEC INTERNATIONAL	at the rate of	100% of share capital
*GLOBAL N	at the rate of	100% of share capital
and its subsidiaries:		
- N CUBO	at the rate of	100% of share capital
- N TECH	at the rate of	100% of share capital
*ALTRAN IRELAND	at the rate of	100% of share capital
*ALTRAN SINGAPORE PTE LTD	at the rate of	100% of share capital
*ALTRAN TECHNOLOGIES SINGAPORE PTE LTD	at the rate of	100% of share capital
*ALTRAN CONSULTING SYSTEMS INC	at the rate of	100% of share capital
*S.E.A	at the rate of	100% of share capital
*MEDIA CONSULTORES	at the rate of	100% of share capital
*INVALL	at the rate of	100% of share capital
*CHS DATA SYSTEMS	at the rate of	100% of share capital
*IMAGITEK	at the rate of	100% of share capital
*HILSON MORAN	at the rate of	100% of share capital
*LITTLE DACEE GMBH	at the rate of	99.54% of share capital
*ARTHUR D. LITTLE GERMANY	at the rate of	100% of share capital
*ARTHUR D. LITTLE AUSTRIA	at the rate of	100% of share capital
*CCL ACQUISITION LTD	at the rate of	100% of share capital
*CAMBRIDGE CONSULTANTS LTD	at the rate of	100% of share capital
*ARTHUR D. LITTLE UK LTD	at the rate of	100% of share capital
*LILLA BOMEN CONSULTANT AB	at the rate of	100% of share capital
*ARTHUR D. LITTLE SWEDEN AB	at the rate of	100% of share capital
*WHOM AG	at the rate of	100% of share capital
*ARTHUR D. LITTLE SCHWEIZ	at the rate of	100% of share capital
*ARTHUR D. LITTLE HOLDING JAPAN	at the rate of	100% of share capital
*ARTHUR D. LITTLE JAPAN INC	at the rate of	100% of share capital
*BARNAZ HOLDINGO2 SL	at the rate of	98.26% of share capital
*C-QUENTIAL SPAIN	at the rate of	100% of share capital
*LITTLE ACQUISITION CO KOREA PTE	at the rate of	100% of share capital
*C-QUENTIAL France	at the rate of	100% of share capital
*LITTLE ITALY SRL	at the rate of	99.54% of share capital
*ARTHUR D. LITTLE BENELUX BELGIUM N.V	at the rate of	100% of share capital
*C-QUENTIAL YUHAN HOSEA	at the rate of	100% of share capital
*ICEACSA	at the rate of	100% of share capital
*USM ENDECAR	at the rate of	100% of share capital
*ARTHUR D. LITTLE NORTH AMERICA	at the rate of	100% of share capital
*ADVANTEC	at the rate of	100% of share capital
*ARTHUR D. LITTLE INC	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

All of the above companies were fully consolidated into the Group's 2002 results.

Because of a dispute, the financial statements of the Brazilian company DTS and its subsidiaries for the period ended 31st December 2002 could not be obtained within the timeframe necessary for the preparation of the consolidated financial statements. The consolidation of the DTS Group was therefore made on the basis of the latest available information from the review of 30th June 2002 and the securities have been maintained at their equivalent value.

Accounting and valuation principles

a) General principles and closing date of accounts

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation N° 99-02 of the Accounting Regulations Committee (CRC), as approved on 22nd June 1999.

All companies of the Group are fully consolidated on the basis of their financial statements for the fiscal year ended 31st December 2002, or on the basis of interim statements as at 31st December for subsidiaries closing their accounts on a different date (31st March, 30th June or 30th September).

The application of Regulation No. 2000-06 of the Accounting Regulations Committee (CRC) for the first time with effect from 1st January 2002 has not had a material impact on the financial statements at 31st December 2002.

The sales of receivables that were shown as off-balance sheet commitments at 31st December 2001 (53 million euro) are now reclassified as debt in the consolidated financial statements (25.2 million euro at 30th June 2002, none at 31st December 2002). In order to facilitate comparison, the financial statements for 2001 have been restated according to this principle:

	2001 published	2001 restated
Accounts receivable	446,543	499,626
Loans and borrowings from financial institutions	56,297	109,380

b) Treatment of goodwill and supplementary acquisition costs

Acquisition goodwill

The initial acquisition goodwill is the difference between the cost of acquiring the shares in a newly consolidated company and the value of the equity on the date of acquisition. This initial goodwill is fully allocated to acquisition goodwill, in the absence of a goodwill valuation difference.
The cost of acquiring companies consists, in most cases, of a fixed amount paid upon acquisition, and of additional variable amounts, calculated annually based on the evolution of profits of the acquired companies.
These additional amounts paid are usually calculated over a five-year period following the acquisition, and are added to the initial goodwill. They are amortised over the residual amortisation period of the initial goodwill.

Amortisation of goodwill

Goodwill is amortised over thirty years using the straight-line method.
Goodwill may also be subject to an extraordinary amortisation expense, following reappraisal of the current valuation compared with the balance sheet expense when there is an indication of a loss in value.
This appraisal is done by comparing the net book value with the current market value.
In the absence of an available market value, a method using anticipated discounted cash flows is used. These are calculated based on the following financial assumptions and conditions for operating forecasts:

- The cash flows used are based on a 5 years business plan for the relevant business unit.
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation in perpetuity of the last cash flow of the initial period.
- The discount rate corresponds to the weighted average cost of capital.

c) Intangible fixed assets

Software

Software developed for internal or commercial use is generally recorded for as an expense. However, it may be recorded as an asset when the following conditions are met:

- The project is clearly identified and monitored separately and on a consistent basis;
- The project is expected to be technically viable;
- The project is expected to be commercially profitable for software dedicated for rental, sale or distribution;
- The Group has declared its intention to produce, market or use internally the relevant software.
- The expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Other intangible fixed assets

Other intangible fixed assets include mainly trademarks, licences and patents acquired by the Group. Trademarks acquired are accounted for at the cost of acquisition. They are not amortised.

d) Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost and amortised using the straight-line method over their estimated economic lives.

The amortisation periods applied are as follows:

Buildings	30 years
Furnitures	10 years
Computer and office equipment	4 years

Marketable securities

Marketable securities are valued at the lesser of cost or market value.

Translation of the financial statements of foreign companies

The financial statements of foreign companies are converted by applying:
- to balance sheets, the year end exchange rate,
- to income statements, the average exchange rate throughout the fiscal year.

Any resulting exchange rate variances are recorded directly to shareholders' equity.

Valuation of accounts payable and receivable in foreign currencies

Exchange rate variances are recognised and charged to shareholders' equity for long-term debts and receivables denominated in currencies of countries out of the euro zone. Otherwise they are included in the income statement.

Deferred taxes

Deferred taxes are calculated as variable amounts carried forward, on the basis of timing differences which are expected to reverse.

Deferred tax assets are recognised in respect of tax loss carry forward when it is probable that these losses can be set off against future profits.

Revenue recognition

Revenues relate to services provided and equipment sold in connection with the main activities of the Group.

In the context of an overall contract, where the services provided are spread over at least two periods, revenues and profits are recorded according to the percentage of completion method where the following conditions are fulfilled:

- determination and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract, or when observable in practice;
- existence of management or accounting systems capable of specifying the percentage of completion and the changes to income, expense and profit forecasts as project progresses.

Similarly, related expenses are recognised according to progress in the completion of the services being provided.

Net extraordinary income

This include income and expenses resulting from events or transactions that are clearly distinct from the ordinary activities of the Group and which are unusual both in their amount and effect, or are not expected to recur frequently.

Prior period adjustments

In accordance with advice note No. 97-06 of the CNC, the prior period adjustments relating to the financial statements of 2001 are recorded in the income statement for the period in which the adjustment were discovered, in this case 2002. However, its impact after tax is disclosed on a separate line in the income statement entitled "prior period adjustments". Furthermore, it is disclosed as a significant event for the period, with the nature of the adjustments accompanied by a restated income statement in simplified form.

Pension provisions

The constitution of retirement provisions for employees of the Group has been carried out in accordance with the laws and practices of the countries in which the Group operates. The pension schemes in question are essentially defined benefit plans based on defined contributions.

In the two entities recently acquired in the UK and Germany, employees have a defined benefit retirement scheme managed through pension funds established as separate legal entities. These pension commitments are subject to independent actuarial valuation. This treatment results in the recording of retirement pension commitments as assets or liabilities in the balance sheet and contributions are accounted for in the income statement for the period in which they are made.

Significant events during the year

a) Purchase of Arthur D. Little

The Group acquired the all brand rights of Arthur D.Little (ADL) worldwide during the first half of the year.

It also provided financial support in the buyout of the non-American businesses of Arthur D.Little by its employees. During the first half, it exercised its option rights, mainly in respect of the businesses located in Europe. At 31st December 2002 there were four companies outside Europe, owned 15% by the Group, and therefore not consolidated since options have yet to be exercised. Their size, compared with Arthur D. Little overall, is not material. The related commitments are mentioned in paragraph (c) on page 39.

b) Pro-forma information

In the preparation of the 2002 accounts, an exhaustive review was undertaken which highlighted adjustments in relation to the financial statements for the period ended on 31st December 2001.
The impact of these adjustments has been accounted for net of tax under the heading "prior period adjustments" in the income statement for 2002 and breaks down as follows:

(thousand euro)

Revenues:	(26,727)
Settlement of a financial commitment:	(5,342)
Other valuation write downs:	(7,908)
Tax effect:	7,276
Total:	(32,701)

The Group considers that it has put in place the necessary resources to identify material adjustments from the consolidated financial results of the Group.
The amounts for the main balance sheet and income statement headings at 31st December 2001, before and after adjustments, are shown below in comparison with those at 31st December 2002.

(thousand euro)

	2001 published	2001 after adjustments	2002
Revenues	1,278,608	1,251,881	1,372,862
Operating income	233,604	200,779	67,373
Net financial income/(expense)	- 5,861	- 11,203	- 27,706
Net extraordinary income/(expense)	- 2,750	- 4,560	6,452
Net income before amortisation	134,280	101,402	20,078
Amortisation of goodwill	-13,266	-13,266	-96,747
Prior period adjustments			-32,701
Net group income	120,837	88,136	- 109,344
Shareholders' equity	380,178	347,477	250,365
Earnings per share			
• basic:	1.32		- 1.18
• diluted:	1.31		- 1.18
Adjusted earnings per share			
• basic adjusted:		0.96	-0.83
• diluted adjusted:		0.99	-0.83

Notes to the balance sheet and income statement

a) Changes in the scope of consolidation

Pro-forma data showing the effect of the acquisition of the Arthur D. Little activities on the consolidated financial statements at 31st December 2001 cannot be provided as the Group does not have financial statements prior to the acquisition corresponding to the organisation or activities purchased. As a consequence, only the impact of the acquisitions for the current period on the main balance sheet and income statement headings for 2002 are shown below:

(thousand euro)

Assets		Liabilities	
Fixed assets	160,984	Provisions	46,799
Receivables	74,113	Loans and borrowings	7,376
Cash and cash equivalents	33,583	Other payables	58,008

Income statement	
Revenues	171,294
Operating income	29,785
Net income before amortisation of goodwill	23,553

b) Intangible fixed assets

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Value at 31st December 2002
Intangible fixed assets	30,802	41,961	- 3,331	11,188	- 36	80,584
Amortisation	9,073	5,061	- 1,963	1,782	- 152	13,801

These intangible fixed assets consist principally of:

- goodwill (gross value: 22.971 million euro)
- software and software licences (gross value: 18.316 million euro)
- the value of the "Arthur D.Little" brand (gross value: 33.003 million euro)
- research and development costs recorded as fixed assets (net value: 1.624 million euro).

These costs are amortised using the straight-line method over an average period of three years.

c) Changes in acquisition goodwill and amortisation

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Other movements	Value at 31st December 2002
Acquisition goodwill	496,331	158,379		31	654,741
Amortisation	41,694	20,330		6,636	68,660
Extraordinary amortisation	0	76,418			76,418
Net acquisition goodwill	454,637	61,631		- 6,605	509,663

The increase in acquisition goodwill is explained by 46.360 million euro in additional purchase consideration for acquisitions made in previous years and 112.019 million euro in goodwill for subsidiaries first consolidated in 2002.

The amortisation expense for acquisition goodwill amounted to 96.7 million euro in 2002 and includes an exceptional amortisation charge of 76.4 million euro. The exceptional charge relates to 22 subsidiaries whose goodwill amounted to 128 million euro and of which 14 companies have now been fully amortised.

Furthermore a charge of 6.7 million euro was made as an operating expense.

d) Tangible fixed assets

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Value at 31st December 2002
Tangible fixed assets	75,185	17,396	- 6,873	34,889	- 3,303	117,294
Depreciation	35,694	13,403	- 4,744	18,795	- 1,619	61,529

e) Financial fixed assets

(thousand euro)

	2002 Gross Value	Provisions	NBV	2001 NBV
Shares in group companies	8,844	1,279	7,565	649
Other investments	7,436	498	6,938	1,320
Other financial assets	31,408	2,406	29,002	15,407
Total	47,688	4,183	43,505	17,376

The major elements included in "Shares in group companies" at 31st December 2002 are as follows:

	% of holding	NBV
Little Acquisition Co Hong Kong and Little acquisition Co Singapore	15 %	1,724
Little Do Brasil	15 %	1,743
DTS Group*	100 %	3,096
Total		6,563

* Shares in DTS are maintained at their value at 30th June 2002, excluding goodwill.

The other financial assets mainly comprise long-term assets related to pension funds, as well as loans, deposits and guarantees.

f) Receivables

Maturities of accounts receivable

(thousand euro)

		Gross amount	Less than 1 year	From 1 to 5 years	Over 5 years
Advance payments to suppliers		728	728		
Customer receivables	412,744	412,744			
Other receivables		148,688	148,688		
Total		562,160	562,160		

g) Marketable securities

The market value of marketable securities at 31st December 2002 was 42.028 million euro and compares with a net book value of 41.823 million euro.

h) Changes in consolidated shareholders' equity

(thousand euro)

	Share capital	Share premium account	Consolidated reserves	Net income for the period	Exchange rate gains/(losses)	Total shareholders' equity
Shareholders' equity (after minority interest) at 31st December 2002	45,858	9,106	206,237	120,837	- 1,860	380,178
Increases in capital	959	11,355				12,314
Shares in holding company			- 9,040			- 9,040
Allocation of 2001 net income			120,837	- 120,837		
Dividends paid			- 18,343			- 18,343
Consolidated loss in 2002				- 109,344		- 109,344
Changes in exchange rate gains/(losses)					- 5,452	- 5,452
Other movements			52			52
Shareholders' equity (after minority interest) at 31st December 2002	46,817	20,461	299,743	- 109,344	- 7,312	250,365

The amount of exchange differences on euro zone currencies included in shareholders' equity amounts to a loss of 224,000 euro.

The total exchange rate gains and losses of 6.065 million euro incurred on long-term debts and receivables denominated in foreign currencies of countries out of the euro zone, have been allocated to shareholders' equity. These give rise to a tax saving of 2 million euro.

ALTRAN also repurchased 114,000 of its own shares in 2000. These treasury shares have been subject to a write down in consolidated shareholders' equity amounting to 9.040 million euro.

The increase in capital of 12.314 million euro results from the exercise of stock options from the 1997 plan, which expired on 4th November 2002.

i) Provisions for losses and charges

(thousand euro)

	2002	2001
Provisions for losses and charges	42,703	14,203
Negative goodwill	8,448	
Provisions for deferred tax liabilities	11,928	2,125
Total	**63,079**	**16,328**

(thousand euro)

	Value at 1st January 2002	Charge for the period	Written back in the period /(used)	Written back in the period / (unused)	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Other movements	Value at 31st December 2002
Provisions for pensions	0	1,133	- 421		13,682	- 350	45	14,089
Other Provisions for losses	13,924	6,348	-1,962	- 1,536	353	-2,197	0	14,930
Other Provisions for charges	278	1,417	- 1,869		14,104	3	- 249	13,684
Total	**14,202**	**8,898**	**- 4,252**	**- 1,536**	**28,139**	**- 2,544**	**- 204**	**42,703**

The other provisions for charges mainly correspond to restructuring costs accrued by Arthur D Little companies.

The other provisions for losses relate mainly to disputes with customers, cases before labour tribunals and tax issues.

Given that, the write backs of unused provisions relate to risks provisioned at the time of the acquisition of companies, a reciprocal goodwill amortisation charge relating to these companies has been recorded.

Companies entering into the consolidation scope during the period account for all the pension fund provisions and for 17.745 million euro of other provisions for liabilities and charges.

j) Borrowings and debt

(thousand euro)

	Value at 1st January 2002	New loans during the period	Repaid during the period	Changes in the scope of consolidation	Exchange rate gains / (losses)	Other movements	Value at 31st December 2002
Convertible bonds	448,498	0	- 17,943	0	0	- 2	430,553
Accrued interest on bond securities	15,697	15,697	- 15,697	0	0	0	15,697
Loans from financial institutions	56,297	101,578	- 5,286	7,499	- 1,086	0	159,002
Other financial debts	18,980	29,852	- 4,613	110	- 169	- 2,613	41,547
Total	**539,472**	**147,127**	**- 43,539**	**7,609**	**- 1,255**	**- 2,615**	**646,799**

The maturities of debt in the balance sheet at 31st December 2002 are as follows:

(thousand euro)

	Total	Less than 1 year	From 1 to 5 years	Over 5 years
Convertible bond securities	446,250	15,697	430,553	0
Financial institutions	159,002	128,237	21,868	8,897
Special profit-sharing reserve	23,004	1,214	21,790	0
Other	18,543	18,181	338	24
Total	**646,799**	**163,329**	**474,549**	**8,921**

Available cash assets amount to 218.363 million euro (211.441 million euro after depreciation).

Debts have been contracted in both euro zone and non-euro zone currencies and are broken down as follows:

(thousand euro)

Euro zone	628,091
Non-euro zone currencies	18,708

The majority of debt and borrowings is contracted with financial institutions at variable interest rates and almost all are indexed against either the EURIBOR or the EONIA reference rates.

Convertible bond issue

In July 2000, ALTRAN TECHNOLOGIES issued convertible bonds with the option of conversion into new shares and/or exchange for existing shares with a maturity term of 4 years 158 days, in the amount of 448.500 million euro. A total 1,725,000 bonds were issued with a par value of 260 euro (following a three-for-one split of the share on 2nd January 2001, the conversion would led to the exercise of 5 175 000 shares at 86,67 euros).
The bonds bear a coupon of 3.50 % per annum, with accrued interest payable on 1st January of each year.
The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000 and 21 bonds were converted into shares in 2002.

The company has repurchased 69,010 convertible bonds, the cancellation of which has generated an extraordinary gross profit of 7.759 million euro.

Medium-term credit lines

The Group has three medium-term credit lines available:

- **A 100 million euro facility with the Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** broken down as follows:
  - A fixed-rate facility of 30 million euro over 7 years effective from 31st May 2002, repayable in equal quarterly installments
  - A variable-rate facility of 70 million euro over 7 years effective from 24th May 2002, repayable in 7 equal annual installments

  The maintenance of these two credit lines is not subject to any financial covenants but to a general clause enabling the bank to implement an early repayment clause "in the event of a material unfavourable change of a legal or financial nature in the organisation, status or business of the borrower or of a subsidiary of the borrower".

  The Caisse Régionale de Crédit Agricole Mutuel has been asked to relinquish its early repayment right as a consequence of the 2002 results. At the date of publication of this report, the Group was still awaiting the bank's response.

- **A 50 million euro facility with BNP Paribas**
  This variable rate credit line is available over 5 years with effect from 15th July 2002. It is repayable in 4 annual installments with the first fixed for 15th July 2004.

  In addition to the standard "negative pledge"/ "pari passu" clauses, the credit line includes an early repayment clause if, at the end of each period:
  - the ratio of net debt to consolidated net assets per the financial statements exceeds 1.2
  - the ratio of net debt to consolidated gross operating profit exceeds 2.

  As these financial ratios were breached at 31st December 2002, the Group has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Group was still awaiting the bank's response.

• **A 50 million euro facility with Société Générale**

This credit line is available over 5 years with effect from 31st July 2002, subject to half-yearly repayments of 5 million euro, the first repayment being set for 31st January 2003. It is subject to a variable rate.

It is subject to a clause providing for early repayment in the event that, at the end of each period:
- the ratio of net debt to net assets per the financial statements exceeds 1
- the ratio of net debt to gross operating profit exceeds 2.5

As these financial ratios were breached at 31st December 2002, the Group has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Group was still awaiting the bank's response.

Maturity of other accounts payable

(thousand euro)

	Gross amount	Less than 1 year	From 1 to 5 years	Over 5 years
Trade creditors	68,340	68,340		
Taxes and social charges	250,461	250,461		
Payables related to fixed assets	134,993	134,993		
Other liabilities	12,288	12,288		
Total	**466,082**	**466,082**		

The payables related to fixed assets include 925,000 euro in debts payable in relation to tangible and intangible fixed assets and 134.068 million euro in debts payable for shares and additional installment payments on aquisitions to be paid related to 2002 profits.

The payables for shares include 20.1 million euro in additional purchase installments accounted for in 2001 concerning the DTS Group. These are subject to a legal dispute.

k) Total Revenues

Total revenues generated were:

• France: 660.073 million euro

• Elsewhere: 712.789 million euro

They relate almost entirely to the delivery of services by the Group in its sole line of business: consultancy.

The breakdown of revenues by geographical area, in accordance with the internal organisational structure of the Group, is as follows:

(thousand euro)

	2002	2001 published	2001 corrected
France	660,073	693,861	685,099
Germany	105,708	41,421	41,237
Benelux	98,622	98,167	97,965
Spain	118,400	108,514	97,378
United Kingdom	86,028	48,609	48,586
Italy	123,157	118,885	116,785
Switzerland	55,039	44,303	44,270
Brazil	24,263	48,265	47,556
United States	39,495	31,946	31,946
Elsewhere	62,077	44,637	41,059
Total	**1,372,862**	**1,278,608**	**1,251,881**

I) Income statement

Purchases and external expenses

(thousand euro)

	2002	2001 published
Purchases		
Equipment	5,912	5,145
Other	2,851	1,518
Total purchases	8,763	6,663
External expenses		
Sub-contracting	72,781	71,376
Office rentals	40,159	28,517
Travel expenses	66,713	57,555
Professional fees	23,273	19,633
Other	78,485	59,888
Total external expenses	281,411	236,969

Net financial income / (expense)

(thousand euro)

	2002	2001 published
Net foreign exchange gain / (loss)	-3,690	2,321
Interest convertible bonds	- 15,540	-15,697
Bank interest and other finance charges	- 7,222	- 2,776
Depreciation provision charge	- 4,600	- 29
Income from investments	4,278	11,483
Other net financial income and expenses	-932	-1,163
Net financial income/(expense)	-27,706	- 5,861

Net extraordinary income/(expense)

(thousand euro)

	2002	2001 published
Net income / (expense) from fixed asset disposals	- 790	-205
Net income/ (expense) from management operations	836	-635
Net provision income / (expenses)	-1,796	-1,928
Miscellaneous net extraordinary income/ (expense)	8,202	18
Net extraordinary income/(expense)	6,452	-2,750

The extraordinary income and expense in particular includes:

- an extraordinary profit of 7.759 million euro generated from the repurchase of convertible bonds.
- an extraordinary provision for liabilities and depreciation of 4.721 million euro.

m) Corporate income tax

(thousand euro)

Corporate income tax charged	33,847
- reduced by net deferred tax assets	9,949
- and by training and research tax credits	650
	23,248

Provisions for deferred tax liabilities (11.928 million euro) and deferred tax assets, recorded in other accounts receivable (40.631 million euro), relate to deferred taxes calculated with regards to:

- timing differences, associated mainly with employee profit sharing, social security charges and expenses spread over several years,
- tax loss are carry forward where the offset against future profits is considered likely. These unused tax losses represent a potential tax saving of 13.041 million euro.

The difference between corporate income tax charged and the standard tax calculated by applying the rate of French tax is explained as follows:

(thousand euro)

Theoretical income tax at the parent company rate of (34.33%)	14,874
• Reductions as a result of:	
- Tax credits	650
• Increases as a result of:	
- Unused tax losses available to be carried forward	6,365
- Differences in tax rates in countries other than France	2,353
- Other permanent differences	406
Effective tax charge	23,248
Effective tax rate	53.66%

Other financial information

a) Stock subscription options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees. The main features of the stock option plans operating in 2002 are as follows:

Stock option plan	1999 plan	2000 plan	2001 plan
Date of Shareholders' Meeting	06/26/1996	06/26/1996	06/17/1999
Date of Board of Directors' Meeting	04/26/1999	04/11/2000	10/10/2001
Total number of shares that may be subscribed	2,254,050	792,429	602,319
Total number of shares that may be subscribed by the 10 highest paid employees, including members of the Executive Committee	304,400	135,750	80,300
Date from which options can be exercised	07/01/2003	07/01/2004	10/10/2005
Date of expiry of options	04/26/2004	04/11/2005	10/10/2006
Subscription price (in euro)	25.56	81.33	41.99
Number of shares subscribed at 31st December 2002	0	0	0

As of 31st December 2002, the number of outstanding stock options granted in prior periods and not exercised at this date, after the three-for-one stock split on 2nd January 2001, was 3,648,798, and these give holders the right to the same number of shares. The number of options exercised in 2002 was 1,917,729, out of a total available for subscription of 2,148,408 in the 1997 stock option plan. No stock option plan was put in place in 2002.

b) Commitments in relation to the retirement of employees

Given the low average age of employees (31 years), the calculation of commitments for lump-sum payments on retirement results in an amount that is not considered material.

c) Other off-balance sheet commitments

The off-balance sheet commercial and banking commitments as at 31st December 2002 are summarised in the following table:

(thousand euro)

Commitments given:	
- performance bonds and guarantees	52 443
- debts guaranteed by tangible securities	0
- discounted notes not yet matured	1 102
- capital leasing commitments	658
- equity holdings: Additional purchase price consideration varying according to acquired companies future earnings paid over a five-year period	0
- sale of receivables	0
Commitments received:	
- performance bonds and guarantees	303

In addition to the above, ALTRAN and its subsidiaries have entered into various off-balance sheet commitments in relation to various specific transactions, as follows:

- In the acquisition of the activities of the Arthur D.Little Group outside the United States that took place in April 2002, ALTRAN acquired the Aktiva VIP Holding Group in March 2003, backdated with effect to 31st May 2002. The Aktiva VIP Holding Group was created in May 2002 and its principal activity has been the acquisition of sub-group C-quential comprising 19 subsidiaries located in 19 different countries outside the United States. This sub-group, C-quential, was created in 2000 by the former owners of Arthur D.Little as part of a project to list its telecom activities.

  During 2002, the operating subsidiaries of the C-quential sub-group were transferred to the holding company in each country.

- Stock purchase and sale options in respect of the following companies have been granted to the Group and remain unexercised at 31st December 2002:

- Little Dacee Gmbh (Germany): 99.54% owned
- Barnaz Holding 02 S.L. (Spain): 98.26% owned
- Consultores 14022002 C.A. (Venezuela): 15% owned
- Little Brasil Participações SC Ltda (Brazil): 15% owned
- Little Acquisition Co. Hong Kong Pte Ltd (Hong Kong): 15% owned
- Little Acquisition Co. Singapore Pte Ltd (Singapore): 15% owned

• As part of the Group's 100% holding in the capital of Control Solutions International (C.S.I.), the Group holds a purchase option that enables it to acquire at any time up to 100% of the shares of Control Solutions International of California Inc. The acquisition price for these shares is fixed at 10 Dollar. Furthermore, a conditional sale option has been granted to the shareholders at the same price of 10 Dollar.

d) Information on current litigation

DCE Holding B.V. has received tax demands following a tax inspection by the Dutch tax authorities. These demands are being contested by the Group, which considers, on the basis of advice from its advisors, that these are not well-founded.

Three companies of the Group are in dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of 3.5 million euro due in relation to consultancy and training modules sold to Ilyad Value in 2001. The receivable held in the Group's books for Ilyad Value has been fully provisioned for. Ilyad Value is counter-claiming repayment of amounts it paid to the Group, increased by late interest payments. The Group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless.

e) Significant events subsequent to the balance sheet date

In December 2000, the Group invested in securities of a foreign listed company and in ALTRAN with the aim of acquiring the foreign company in part by a stock swap.
Even though this operation was not successfully completed, the securities were retained and recorded in the 2002 financial statements by allocation to shareholders' equity in respect of the ALTRAN shares, and by recording a financial charge of 5.6 million euro net of tax (of which 3.7 million euro related to the 2001 period) in respect of the securities of the foreign company.
This transaction was reversed in March 2003 with an additional loss of 800,000 euro.

f) Compensation of Executive Directors

The total compensation payments for the period to members of the Board of Directors and the Executive Management Committee in the exercise of their functions in the holding company and the businesses that it controls amounted to 3.5 million euro.

g) Average number of employees

	2002	2001
Executives, management and consultants	15,443	16,013
Non-managerial staff	1,208	1,609
Total number of employees	16,651	17,622

Complementary note to the appendix

a) Methodology for calculating the payment of additional instalments

Reminder of the earnout principle:

- The group's acquisitions are paid by means of a fixed initial payment and an earnout programme, usually of 5 years
- The payment and calculation of the variable additional instalments varies according to the annual growth of net income of the company subject to earnout
- If there is no increase of net income in a given year compared to the highest historical level, there is no earnout payment for the year in question.



Résultat net
Earn-out
Earn-out
Earn-out
No Earn-out
N
N+ 1
N+ 2
N+ 3
N+ 4
Year

In order to estimate the earnout amounts that could be paid in the years ahead, Altran has evaluated future earnouts on the basis of the hypotheses listed below. Altran has used three profit-growth hypotheses of the companies subject to earnout:

- Hypothesis of 5% growth in profits each year starting in 2003
- Hypothesis of 10% growth in profits each year starting in 2003
- Hypothesis of 15% growth in profits each year starting in 2003

- Companies showing a loss in 2002 and likely to show a loss in 2003:

It has been considered that these companies would not give rise to any additional instalment payment for the rest of the earnout programme.

5 companies fall into this category.

- Companies showing a loss in 2002 but likely to be profitable again in 2003:

The 2003 projections have been used as a point of departure, to which have been successively added each of our growth-hypothesis scenarios for the rest of the earnout programme. Each year in which net profit is greater than the highest profit attained gives rise to an earnout payment.

19 companies fall into this category.

- Companies showing a profit in 2002:

We have successively applied each of our growth-hypothesis scenarios and calculated an earnout each time that the profit hypothesis for the year was greater than the highest level previously attained.

39 companies fall into this category.

Hypothesis of 5% growth in net income of companies subject to earnout

(in euro million)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
61,5
61,1
51,9
42,3
17,8
10,3
7,0
6,3
2,7
15,5
0,3
1
2,3
2003
2004
2005
2006
2007
2008
Hypothesis of earnout to be paid in n+1
Net income hypothesis of companies under EO
Number of companies under EO

Earnout to be paid in n+1 according to profits of year n.
Example: 17.8 million euro to be paid in 2004 given a 2003 net income of 61.5 million euro

Hypothesis of 10% growth in net income of companies subject to earnout

(in euro million)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
63,8
64,9
58,8
49,7
19,0
3,1
23,9
17,1
14,2
12,3
5,4
0,8
2003
2004
2005
2006
2007
2008
Hypothesis of earnout to be paid in n+1
Net income hypothesis of companies under EO
Number of companies under EO

Earnout to be paid in n+1 according to profits of year n.
Example : 23.9 million euro to be paid in 2004 given a 2003 net income of 63.8 million euro

Hypothesis of 15% growth in net income of companies subject to earnout

(in euro million)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
66,1
70,0
66,3
58,2
23,1
4,0
29,9
24,6
22,5
19,9
9,0
1,6
2003
2004
2005
2006
2007
2008
Hypothesis of earnout to be paid in n+1
Net income hypothesis of companies under EO
Number of companies under EO

Earnout to be paid in n+1 according to profits of year n.
Example: 29.9 million euro to be paid in 2004 given a 2003 net income of 66.1 million euro

The purpose of these scenarios is to allow shareholders and investors to construct their disbursement hypotheses over the coming financial years, linked to the acquisitions already made. Contrary to what the group previously announced, it is not to be deduced that the earnouts are financed by the cash-flows of these companies.

The Altran group has therefore proposed that companies subject to earnout adapt the earnout programme to include a component concerning the cash generation of these companies. Thus, since the summer of 2003 it has been proposed that these companies reduce the possible amount of earnout which could be paid in case of growth of profit, in return for:

- The payment of a fixed percentage of the net income

- The disbursement of the earnout according to the evolution of the company's client account. Thus a company having a client account representing 90 days of turnover will immediately receive 75% of the earnout to which it would be entitled in view of its profits, the balance of the earnout being paid once the client account is totally recovered.

These adjustments, which have been accepted by 21 companies subject to earnout, are designed to improve the cover by the cash-flows generated by the companies subject to earnout of the payments made in their favour. A list of the companies accepting this new formula will be presented on the occasion of the annual results. The earnout simulations for future financial years will be updated to allow for this new situation

b) Fees of Statutory Auditors and members of their networks paid for by the Altran Technologies group

Financial year covered: 31/12/2002

(in euros)

	Ernst & Young Audit		Concorde Européenne	
	Amount	%	Amount	%
Audit				
- Registered auditors' office, certification, examination of individual and consolidated accounts	1 039 847	91%	1 083 208	100%
- Accessory missions	90 000	8%	3 000	0%
Sub-total	1 129 847	99%	1 086 208	100%
Other services, where applicable				
- Legal, tax, social				
- IT	11 000	1%		
- Internal audit				
- Others (specify if > 10% of audit fees)				
Sub-total	11 000	1%	0	0%
Total	**1 140 847**	**100%**	**1 086 208**	**100%**

c) Stock options

Stock option plan	11/03/2003	24/06/2003
Date of Shareholders' Meeting	17/06/1999	17/06/1999
Date of Board of Directors Meeting	11/03/2003	24/06/2003
Total number of shares that may be subscribed	3 699 845	314 980
Total number of shares that may be subscribed by the 10 highest paid employees, including members of the Executive Committee	960 000	100 000
Date from which options can be exercised	12/03/2007	25/06/2007
Date of expiry of options	11/03/2011	24/06/2008
Subscription price (in euros)	3,17	7,18

d) Detail of deferred tax

Temporary difference	-4 287 532
Tax deficit and losses of the financial year	13 041 402
Restatement of consolidation	-873 930
Consolidated deferred tax	7 879 940
Social deferred tax	2 068 871
Total	9 948 811

e) Detail on the equity swap operation

In December 2000 the group acquired the shares of a listed foreign company for a total value of 7.6 million euro and 114,000 of its own shares between 12 and 19 December 2000 at an average price of 79.3 million euro. These operations were carried out with the aim of assuming control of this listed foreign company, particularly by means of stock exchange.

This acquisition was not completed, but the shares acquired were retained as off-balance sheet commitments, not disclosed in either the financial statements for 2001 or the half-year financial statements at 30th June 2002. This equity swap was concluded with a financial institution on 29 June 2001. On 18 March 2003, the equity swap was closed out by the sale of the Altran shares at an average price of 2.52 euro and the shares of the listed foreign company.

Impact of the unwinding of the equity swap on the income statement:

This operation generated a loss impacting the financial result, breaking down into a loss on the shares of the foreign company and carrying costs for the equity swap concerning the shares of the foreign company and the Altran shares directly held :

	2001	2002	Accum. End 2002	30.06.03	Accum. End 30.06.03
Impact on financial income/loss before tax	-5 342	-1 523	-6 865	-53	-6 918
Carrying costs	-1 262	-1 262	-171	-1 433	
Impact on corporate income tax	1 602	826	2 428	67	2 495
Impact on net income	-3 740	-1 959	-5 699	-157	-5 856

Impact of the unwinding of the equity swap on the shareholders' equity :

In the case of the Altran Technologies shares bought and held by a subsidiary on behalf of the group, it was inappropriate to record these as marketable securities in the balance sheet at 31 December 2000 as this does not take into account either the reason for holding the Altran Technologies shares (remuneration of an acquisition by stock exchange) or the fact that the operation was carried out by one of the group's entities acting in the name of, and on behalf of Altran Technologies.

On learning of the exact nature of the transaction when the accounts were closed at 31 December 2002, the group corrected the initial marketable securities error in its accounts and then proceeded to the accounting treatment recommended by article 271 of CRC regulation 99-02 concerning the shares directly held, by reducing the consolidated shareholders' equity.

The shares directly held were reclassified as equity investments in application of article 271 of CRC regulation 99-02 since the in-substance analysis of the operation leads to the conclusion that Altran held the shares economically at 31 December 2002, in compliance with article 300 of CRC regulation 99-02, giving priority to the reality of an operation (its substance) over its appearance, and details of whose application are reiterated in the COB/CB recommendation for the closure of the 2002 accounts and relating to operations removing shares from the scope of consolidation.

By virtue of this classification, and in application of article 271 of CRD regulation 99-02 on the consolidated accounts, the group's consolidated shareholders' equity should have been reduced, as from the closure of the 2000 financial year, by the amount of the shares held, i.e. 9,040 million euro.

Entered in the accounts at 31 December 2002, this adjustment has a negative impact on the group's consolidated shareholders' equity of 9,040 million euro.

The impact on the shareholders' equity breaks down as follows :

	31.12.02	30.06.03	Variation
Cancellation of directly held shares	(9 040)		
Total loss		(8 752)	
Tax impact		2 625	
Total	(9 040)	(6 127)	2 913

The change in shareholders' equity of 2,913 million euro at 30 June 2003 may be analysed as follow :

- Value of sales of treasury shares : 0,288 million euro

- Positive tax impact : 2,625 million euro

The unrealised losses identified on these shares came to 3,254 million euro at 31 December 2001 and 8,065

million euro at 31 December 2002. These unrealised losses have no incidence on the lesser amount of shareholders' equity attributed. At 30 June 2003 the loss observed in shareholders' equity amounted to 8,752 million euro .

As a rough guide, if the operation had been entered in the accounts according to its legal appearance (accounting of a derivative product), the impact on the consolidated income would have been as follows:

(in euro thousand)

	31.12.2001	31.12.2002	Accum. End 2002	30.06.2003	Accum. End 30 june 2003
Impact on pre-tax income	(3 254)	(4 811)	(8 065)	(687)	(8 752)
Impact on corporate income tax	976	1 443	2 419	206	2 625
Impact on net income	(2 278)	(3 368)	(5 646)	(481)	(6 127)

f) Other off-balance sheet commitments

Since Aktiva was acquired with retroactive effect at 31 May 2002, the group must, as from this date, bear the brunt of the operating costs pending a deactivation or liquidation of each entity. For this purpose, a provision has been made in the accounts of 2002 for 100,000 euros concerning the operating costs of the group acquired, to be identified for determining the goodwill in its period of allocation, i.e. up to 31 December 2003.

g) Amortization schedule of bank credit lines

The group's medium-term credit lines are amortized according to the following table :

(in euro thousand)

	Crédit Agricole d'Ile de France	Société Générale	BNP Paribas	Total
30 juin 2003	86 412	40 000	50 000	176 412
31 décembre 2003	84 540	35 000	50 000	169 540
30 juin 2004	72 614	30 000	37 500	140 114
31 décembre 2004	70 632	25 000	37 500	133 132
30 juin 2005	58 592	20 000	25 000	103 592
31 décembre 2005	56 494	15 000	25 000	96 494
30 juin 2006	44 334	10 000	12 500	66 834
31 décembre 2006	42 112	5 000	12 500	59 612
30 juin 2007	29 826	-	-	29 826
31 décembre 2007	27 473	-	-	27 473
30 juin 2008	15 053	-	-	15 053
31 décembre 2008	12 563	-	-	12 563
30 juin 2009	-	-	-	-

i) Changes in consolidated shareholders' equity

The exchange rate differences observed on long-term debts and receivables denominated in foreign currencies of countries outside the euro zone and allocated to shareholders' equity for 6,065 thousand euro (note h, page 83) are compensated in the exchange rate difference entry concerning shareholders' equity and have no incidence on the group's income.

3 - SCHEDULE OF FINANCIAL PERFORMANCE OVER THE LAST FIVE YEARS

(thousand euro)

	1998	1999	2000	2 001	2002
Operations and results					
Revenues	437,131	614,924	900,224	1,278,608	1,372,862
Income before taxes, profit sharing, amortisation and provisions	84,197	117,873	165,888	242,042	96,178 (1)
Corporate income tax	28,127	40,530	53,459	75,135	23,248
Employee profit sharing	6,454	8,074	9,669	15,578	2,793
Income before amortisation of goodwill	44,489	62,745	93,116	134,280	-12,623 (2)
Amortisation of goodwill	3,432	5,703	8,822	13,266	96,748
Minority interest	61	31	147	177	-26
Net income / (loss)	40,995	57,011	84,147	120,837	-109,344
Dividends paid	5,234	6,730	9,609	12,606	0
Share capital at year end	14,955	30,015	30,015	45,858	46,817
Number of shares	9,809,858	30,015,282	30,015,282	91,716,402	93,634,131
Earnings / (loss) per share before amortisation of goodwill	4.5	2.1	3.1	1.5	-0.13
Earnings / (loss) per share after amortisation of goodwill	4.2	1.9	2.8	1.3	-1.2
Dividends per share	0.7	0.3	0.14	0.2	0.0
Employees	6,118	8,665	12,823	16,651	17,622
Payroll	200,065	279,860	408,650	575,886	716,921
Payroll social security charges	75,570	104,136	146,706	195,926	240,131
Shareholders' equity	136,029	189,209	262,347	380,177	250,365

(1) : Before prior period adjustments relating to 2001 of 32.701 million euro before tax

(2) : After prior period adjustments relating to 2001 of 32.701 million euro before tax

VI - Parent company financial statements and reports

1 - PARENT COMPANY FINANCIAL STATEMENTS

In 2002 ALTRAN TECHNOLOGIES, the parent company, had revenues of 231 million euro and operating income of 2.2 million euro.
The net financial expense was 12.7 million euro. Income from extraordinary items amounted to 6.0 million euro. The net profit was 3.5 million euro.

Balance sheet at 31st December 2002

Assets

(thousand euro)	12.31.2002 Gross	12.31.2002 Amortisation & provisions	12.31.2002 Net	12.31.2001 Net
FIXED ASSETS	**188,117**	**17,358**	**170,759**	**136,661**
Intangible fixed assets				
Patents, licences and Trademarks	1,929	1,343	586	493
Intangible fixed assets in progress	919		919	259
Tangible fixed assets				
Other tangible fixed assets	17,417	6,998	10,419	9,331
Tangible fixed assets in progress				241
Financial fixed assets				
Investments in group companies and related assets	162,879	8,297	154,582	123,017
Loans and other financial assets	4,973	720	4,253	3,320
CURRENT ASSETS	**660,477**	**2,847**	**657,630**	**621,079**
Work in progress	112		112	
Accounts receivable	96,825	2,805	94,020	84,694
Other receivables	529,610	42	529,568	331,847
Cash and marketable securities	33,930		33,930	204,538
DEFERRED CHARGES	**14,120**		**14,120**	**4,634**
Prepaid expenses	295		295	122
Deferred charges	2,431		2,431	3,750
Exchange adjustments on assets	11,394		11,394	762
TOTAL ASSETS	**862,714**	**20,205**	**842,509**	**762,374**

Shareholders' equity and liabilities

(thousand euro)	12.31.2002	12.31.2001
SHAREHOLDERS' EQUITY	**147,453**	**149,934**
Share capital	46,817	45,858
Share premium account	20,462	9,107
Legal reserves	4,586	3,002
Retained earnings / loss	72,040	44,368
Profit for the period / loss	3,548	47,599
PROVISIONS FOR LOSSES AND CHARGES	**13,002**	**762**
DEBT	**680,444**	**609,929**
Convertible bonds	446,251	464,195
Loans and borrowings from financial institutions	69,807	25,430
Other loans and borrowings	92,037	46,488
Trade creditors	32,871	20,021
Taxes and social charges	33,458	52,207
Payables related to fixed assets	5,235	457
Other liabilities and prepayments received	785	1,131
DEFERRED REVENUES	**1,610**	**1,749**
Deferred income	122	188
Exchange adjustments on liabilities	1,488	1,561
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**842,509**	**762,374**

Income statement for the year to 31st December 2002

(thousand euro)	12.31.2002	12.31.2001
Revenues	230,983	231,701
Production held as inventory	112	
Production capitalised	373	472
Reversal of provisions and transfer of charges	438	598
Other operating income	566	8
Total operating income	**232,472**	**232,779**
Other purchases and external expenses	95,227	58,742
Taxes and similar expenses (excluding income taxes)	5,260	6,097
Salaries and benefits	86,800	86,886
Employee social charges	36,825	34,646
Depreciation and provisions	6,080	3,212
Other expenses	32	19
Total operating expenses	**230,224**	**189,602**
OPERATING INCOME	**2,248**	**43,177**
Financial income	47,902	46,612
Financial expense	60,647	18,805
Net financial income / (expense)	**- 12,745**	**27,807**
INCOME BEFORE TAX	**- 10,497**	**70,984**
Extraordinary income	8,082	231
Extraordinary expense	2,038	528
Net extraordinary income / (expense)	**6,044**	**-297**
Employee profit sharing		5,145
Corporate income tax / (Tax credit)	- 8,001	17,943
NET INCOME	**3,548**	**47,599**

2 - NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Accounting principles

The general accepted accounting principles have been applied respecting the principle of prudence in accordance with the fundamental concepts of:

- going concern basis,
- consistent accounting policies between accounting periods,
- accrual basis,

and in accordance with the general rules for the preparation and presentation of annual financial statements.

The underlying principle for the valuation of items recorded in the accounts is the historical cost principle.

The company has applied Regulation 2000-06 of the French Accounting Regulations Committee (CRC) with effect from 1 January 2002. The first application of this regulation has had no material impact on the financial statements for the period to 31st December 2002.

a) Intangible fixed assets

Intangible fixed assets concern purchased software, developed software and trademarks and are valued at cost of acquisition or production.
Software developed for internal or commercial use is generally recorded for as an expense. However, it may be recorded as an asset when the following conditions are met:

- The project is clearly identified and monitored on an individual and consistent basis;
- The project is expected to be technically viable;
- The project is expected to be commercially profitable for software destined for rental, sale or distribution;
- The Company has declared its intention to produce, market or use internally the relevant software;
- The expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Amortisation is calculated using a straight-line method based on the forecast life of the software from 12 months to 5 years. Trademarks are not amortised.
An amount of 1.361 million euro was capitalized in 2002, of which 919,000 euro was for work in progress.

b) Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost.
Amortisation is calculated using the straight-line method over their estimated economic lives

- Furnitures ....10 years
- Computer and office equipment ....4 years

An amount of 3.358 million euro was invested in 2002.

c) Investments in group companies and other investments

The gross value of group shareholdings and other investments appearing in the balance sheet comprise their acquisition cost.
The acquisition price for investments in group companies is, in most of the cases, a fixed component settled at the time of acquisition and additional installments varying according to the evolution of future profits of the company over a period, generally 5 years.

The inventory value of shareholdings is their value of use for the business.
This value is calculated by taking into account a valuation of the business carried out on the basis of forecast profitability (revenues, EBIT, cash flows, discount rates and growth rates).
An amortisation provision is constituted where the inventory value as defined is less than acquisition value.
A total amount of 39.229 million euro was invested in 2002 in group acquisitions as well as 2.526 million euro in other investments.
The total amortisation charge for group investments was 8.297 million euro and 720,000 euro for other investments.

d) Work in progress for services provided

Work in progress for services provided was valued at 31st December 2002 at cost price when all the formal conditions required to recognise the percentage of completion were not completely fulfilled.
An amount of 112,000 euro was recorded at 31st December 2002.

e) Receivables

Receivables are valued at nominal value.
A provision is made when the inventory value is less than nominal value.
A provision for 2.536 million euro was recorded at 31st December 2002.

This provision mainly relates to a debt due by Ilyad Value to ALTRAN TECHNOLOGIES. This amounts to 1.752 million euro and is subject to a legal dispute. The amount due is fully provisioned. Ilyad Value is counter-claiming repayment of the amount it paid to ALTRAN TECHNOLOGIES, increased by late interest payments. ALTRAN TECHNOLOGIES considers, on the advice of its legal council, that the claim of Ilyad Value is groundless.

f) Transactions in foreign currencies and exchange translation adjustments

Revenues and expenses in foreign currencies are recorded at the exchange rate in force at the date of the relevant transaction. Payables, receivables and cash balances in foreign currencies appear in the balance sheet using the exchange rate applicable at the end of the period.
The differences arising from the adjustment of foreign exchange payables and receivables to the closing rate at the end of the period are recorded in the balance sheet. They appear as foreign exchange adjustments in the case of currencies outside the euro zone and any unrealised losses are provisioned.
11.394 million euro was provisioned for unrealised losses on foreign exchange assets.

g) Long-term contracts and revenue recognition

Long-term contracts (those where the services provided are spread over at least two periods)are accounted for according to the percentage of completion method where the conditions for the recognition of revenues are met. These conditions are the following:

- inventory and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract or observable in practice;
- existence of management or accounting systems capable of ratifying the percentage of completion and the revision of income, expense and profit forecasts as a project progresses.

Based on the proportion completed, services provided are accounted for as accrued income.

h) Convertible bond issue

In July 2000, ALTRAN TECHNOLOGIES issued convertible bonds in the amount of 448.500 million euro, with the option of conversion into new shares and/or exchange for existing shares with a maturity term of 4 years 158 days. 1,725,000 bonds were issued with a par value of 260 euro (following a three-for-one split of the share on 2nd January 2001, the conversion would led to the exercise of 5 175 000 shares at 86,67 euros).
The bonds bear a coupon of 3.50 % per annum, with accrued interest being payable on 1st January of each year. The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000 and 21 bonds were converted into shares in 2002.

The company repurchased 69,010 convertible bonds, the cancellation of which generated an extraordinary gross profit of 7.759 million euro.

i) Medium-term credit lines

The Company has three medium-term credit lines available:

*** A 100 million euro facility with the Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** broken down as follows

- A fixed-rate facility of 30 million euro over 7 years effective from 31st May 2002, repayable in equal quarterly installments
- A variable-rate facility of 70 million euro over 7 years effective from 24th May 2002 repayable in 7 equal annual installments

The maintenance of these two credit lines is not subject to any financial covenants but to a general clause enabling the bank to implement an early repayment clause "in the event of a material unfavourable change of a legal or financial nature in the organisation, status or business of the borrower or of a subsidiary of the borrower".

The Caisse Régionale de Crédit Agricole Mutuel has been asked to relinquish its early repayment right as a consequence of the 2002 results. At the date of publication of this report, the Company was still awaiting the bank's response.

*** A 50 million euro facility with BNP Paribas**

This variable rate credit line is available over 5 years with effect from 15th July 2002. It is repayable in 4 annual installments with the first fixed for 15th July 2004.

In addition to the standard "negative pledge"/ "pari passu" clauses, the credit line includes an early repayment clause if, at the end of each period:

- the ratio of net debt to consolidated net assets per the financial statements exceeds 1.2
- the ratio of net debt to consolidated gross operating profit exceeds 2

As these financial ratios were breached at 31st December 2002, the Company has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Company was still awaiting the bank's response.

*** A 50 million euro facility with Société Générale**

This credit line is available over 5 years with effect from 31st July 2002 with a condition of half-yearly repayments of 5 million euro, the first repayment being set for 31st January 2003. It is subject to a variable rate.

It is subject to a clause providing for early repayment in the event that, at the end of each period:
- the ratio of net debt to net assets per the financial statements exceeds 1
- the ratio of net debt to gross operating profit exceeds 2.5

As these financial ratios were breached at 31st December 2002, the Company has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Company was still awaiting the bank's response.

j) Marketable securities

Marketable securities are valued at the closing price at the end of the period. All capital gains or losses have been recognised at 31st December 2002.

k) Deferred charges

Deferred charges relating to premises and software are amortised over 3 years and those relating to the convertible bond loan are amortised over 4 years 158 days.

(thousand euro)

FIXED ASSETS	Gross value at the beginning of period	Acquisitions	Disposals, transfers or write offs	Gross value at the end of the period
Intangible fixed assets:				
Patents, licences and trademarks	1,511	442	24	1,929
Intangible fixed assets in progress	259	919	259	919
Total 1	**1,770**	**1,361**	**283**	**2,848**
Tangible fixed assets:				
Other fixed assets	14,424	3,358	365	17,417
Tangible fixed assets in progress	241		241	
Total 2	**14,665**	**3,358**	**606**	**17,417**
Financial fixed assets:				
Investments in group companies and related assets	123,017	39,862		162,879
Loans and other financial assets	3,320	1,893	240	4,973
Total 3	**126,337**	**41,755**	**240**	**167,852**
Overall total (1+2+3)	**142,772**	**46,474**	**1,129**	**188,117**

(thousand euro)

AMORTISATION	Amount at the beginning of period	Increase during the period	Decrease during the period	Amount at the end of period
Intangible fixed assets:				
Patents, licences and trademarks	1,018	325		1,343
Total 1	**1,018**	**325**		**1,343**
Tangible fixed assets:				
Other fixed assets	5,093	1,971	66	6,998
Total 2	**5,093**	**1,971**	**66**	**6,998**
Overall total (1+2)	**6,111**	**2,296**	**66**	**8,341**

(thousand euro)

PROVISIONS	Amount at the beginning of period	Increase during the period	Decrease during the period	Amount at the end of period
Investments in group companies and related assets		8,297		8,297
Other financial fixed assets		720		720
Accounts receivable	269	2,536		2,805
Other receivables	42			42
Provisions for losses and disputes		1,608		1,608
Provisions for foreign exchange losses	762	11,394	762	11,394
Total	**1,073**	**24,555**	**762**	**24,866**

(thousand euro)

AMOUNTS RECEIVABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	From 1 year to 5 years	More than 5 years
Fixed asset receivables				
Receivables related to group shareholdings	11,766	115		11,651
Loans	2,371	720	1,651	
Other financial fixed assets	2,602	82	2,520	
Current asset receivables				
Accounts receivable	96,825	96,825		
Personnel and social charges	543	543		
Government	28,996	20,995	8,001	
Group and associated companies	499,046	499,046		
Other receivables	1,025	1,025		
Prepaid expenses	295	295		
Total	**643,469**	**619,646**	**12,172**	**11,651**

(thousand euro)

AMOUNTS PAYABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	From 1 year to 5 years	More than 5 years
Convertible bond loans	446,251	15,698	430,553	
Loans and borrowings from financial institutions	69,807	45,267	17,066	7,474
Other loans and borrowings	65,264	55,995	9,269	
Group and associated companies	26,773	26,773		
Accounts payable	32,871	32,871		
Taxes and social security payroll charges	33,458	33,458		
Payables related to fixed assets	5,235	5,235		
Other creditors	745	745		
Deferred income	121	121		
Total	**680,525**	**216,163**	**456,888**	**7,474**

(thousand euro)

INVESTMENTS IN RELATED COMPANIES AND BUSINESSES	
Shares in group and related companies	142,815
Receivables related to group shareholdings	11,766
Loans	4
Accounts receivable	46,307
Other receivables and prepaid expenses	499,712
Other loans and borrowings	26,773
Trade creditors	19,050
Other creditors and deferred income	668

(thousand euro)

ACCRUED INCOME	
Investments	46
Customer receivables and prepayments	16,355
Other receivables	366
Tax and social security receivables	2,072
Cash and cash equivalents	635
Total	**19,474**

(thousand euro)

ACCRUED EXPENSES	
Convertible bonds	15,697
Bank loans and credit facilities	591
Other loans and financial creditors	1,193
Trade creditors	16,365
Taxation and social creditors	12,246
Creditors for fixed assets	4,760
Other creditors	297
Total	**51,149**

(thousand euro)

PREPAYMENTS AND DEFERRED INCOME	Expenses	Income
Operating income and expense	295	122
Total	**295**	**122**

(thousand euro)

DEFERRED CHARGES	Net amount
Net deferred charges (over 3 years)	203
Net deferred charges (over 4 years 158 days)	2,228
Total	**2,431**

COMPOSITION OF ISSUED SHARE CAPITAL	Number	Par value
Issued share capital at the beginning of the period	91,716,402	0.5 euro
Issued share capital at the end of the period	93,634,131	0.5 euro

(thousand euro)

BREAKDOWN OF NET REVENUES	
Breakdown by business sector	
Provision of services	230,983
Total	**230,983**
Market breakdown	
Sales in France	207,920
Sales outside of France	23,063
Total	**230,983**

(thousand euro)

BREAKDOWN OF CORPORATE INCOME TAX	Profit/(loss)	Taxation
On underlying earnings	- 10,497	- 8,301
On extraordinary items and employee profit sharing	6,044	300
Net income / (loss)	3,548	- 8,001

(thousand euro)

DETAIL OF TAX ON UNDERLYING EARNINGS		Base	Rate	Taxation
Underlying earnings		- 10,497	33.33	- 3,498
Reversals:	Organic 2002	310	33.33	103
	Deferred amortisation	204	33.33	68
	Surplus depreciation	100	33.33	33
	Taxes/vehicles and fines	161	33.33	53
	Asset adjustments 2001/02	12,156	33.33	4 052
	Liability adjustments 2002	1,488	33.33	496
	Long term capital losses 2002	8,297	33.33	2 765
	Unrealised gains on marketable securities 2002	150	33.33	50
	Non-deductible debt write off 2002	1,406	33.33	468
Deductions :	Organic 2001	277	33.33	92
	Dividends from subsidiaries 2002	24,684	33.33	8,227
	Liability adjustments 2001	1,561	33.33	521
	Asset adjustments 2001/02	12,156	33.33	4,052
Total		**- 24,903**		**- 8 301**

(thousand euro)

DETAIL OF EXTRAORDINARY TAX AND OF PROFIT SHARING	Base	Rate	Tax
Extraordinary items	6,044	33.33	2,015
Deduction for employee profit sharing 2001	-5,145	33.33	- 1,715
Total	**899**		**300**

(thousand euro)

LEASING		Office equipment	Total
Amortisation	Cumulative from previous periods	12	12
	Charge for the period	12	12
Total		**24**	**24**
Rentals paid	Cumulative from previous periods	22	22
	Paid in the period	34	34
Total		**56**	**56**
Rentals outstanding	Up to 1 year maximum	38	38
	From 1 year to 5 years	36	36
Total		**74**	**74**
Residual value	More than 1 year to 5 years maximum	1	1
Total charge for the period		**34**	**34**

(thousand euro)

COMMITMENTS GIVEN	
Security and guarantees in favour of subsidiaries and others:	40,948
Property lease commitments:	74

(thousand euro)

INCREASES AND REDUCTIONS IN FUTURE TAX LIABILITIES			
Nature of timing differences		Amount	Tax
Reductions:	Non-deductible provisions 2002		
	Organic 2002	310	103
	Exchange adjustments on liabilities 2002	1,488	496
	Long term capital losses 2002	8,297	2,765
	Unrealised gains on marketable securities 2002	150	50

EXECUTIVE DIRECTOR COMPENSATION

The total compensation for 2002 to members of the Board of Directors and the Executive Management Committee of ALTRAN TECHNOLOGIES amounted to 2.340 million euro.

TOTAL NUMBER OF EMPLOYEES	
Executives, managers and consultants	1,815
Non-managerial staff	116
Total	**1,931**

RETIREMENT COMMITMENTS

Calculated on the basis of people employed, mortality tables and staff turnover, and using a level contribution method, retirement commitments amounted to 1.295 million euro at 31st December 2002.
This amount is not material, given the average age of our employees (31 years old).

SIGNIFICANT EVENT

FOREIGN SUBSIDIARY

In view of the losses recorded by a foreign subsidiary, the amount owing on current account by this subsidiary, 17.641 million euro, has been written off in the books of ALTRAN TECHNOLOGIES at 31st December 2002. The losses incurred by this foreign subsidiary are due mainly to transactions it undertook to buy shares in a listed foreign company and in ALTRAN TECHNOLOGIES. This transaction was done prior to an offer to acquire the listed foreign company by means of a stock swap.

3 - SCHEDULE OF FINANCIAL PERFORMANCE OVER THE LAST FIVE YEARS

(thousand euro)

Accounting date Length of accounting period	12.31.98 12 months	12.31.99 12 months	12.31.2000 12 months	12.31.2001 12 months	12.31.2002 12 months
Capital at end of the period:					
Issued share capital	14,955,032	30,015,282	30,015,282	45,858,201	46,817,065
Number of ordinary shares	9,809,858	30,015,282	30,015,282	91,716,402	93,634,131
Operations and income:					
Revenues	108,458,047	132,099,989	177,295,995	231,701,274	230,982,696
Income before taxes, profit sharing, *amortisation and provision charges*	28,581,358	31,150,917	43,443,097	73,095,263	22,956,658
Corporate income tax	6,633,640	8,194,767	9,566,884	17,942,655	(8,000,860)
Employee profit sharing	1,798,519	2,303,747	2,653,512	5,145,350	0
Income after tax, employee profit sharing, *amortisation and provision charges*	18,379,246	18,934,956	27,307,381	47,599,429	3,548,254
Dividends paid	6,729,764	9,609,180	12,606,418	18,343,280	
Earnings per share					
Income after tax, employee profit sharing, but before amortisation and provision charges	2.73	0.69	1.04	0.55	0.33
Income after tax, employee profit sharing, amortisation and provision charges	1.87	0.63	0.91	0.52	0.03
Dividends paid	0.69	0.32	0.14	0.20	-
Personnel:					
Average number of employees	1,291	1,503	1,946	2,167	1,931
Total payroll costs	46,242,152	54,578,455	70,777,502	86,885,917	86,799,660
Amount paid as social benefits (Social security, staff welfare benefits, etc.)	19,519,729	23,451,958	30,545,695	34,645,891	36,824,893

4 - DETAILS ON HOLDINGS AS OF 31ST DECEMBER 2002

	Capital	Reserves	% of holding	Accounting value of stocks held		Receivables related to group shareholding loans and other receivables not yet reimbursed	Guarantees in favour of subsidiaries	Sales excluding VAT of the previous year	Net profit of the previous year	Dividends received by the company during the current year	Others
				Gross	Net						
A- Detailled information on holdings whose gross value of stock held is exceeding 1% of group's equity											
SUBSIDIARIES whose % of detention is higher than 50%											
• *French Subsidiaries (in thousand euros)*											
ACTISYS	40	295	100	98	98	163		7 125	45	50	
ALPLOG	153	2 952	100	9 780	9 780			22 015	729	2 000	
ATLANTIDE	183	805	100	1 036	1 036	250		4 935	154	100	
DIOREM	40	292	100	516	516	699		3 336	262		
ALTIOR	160	12 756	100	10 802	10 802			54 980	3 471	6 000	
ATLANTIDE GERPI OUEST	470	293	100	419	419			0	11		
ALTRAN SYSTEMES D'INFORMATIONS	3 000	15 662	100	2 874	2 874	31 721		44 580	6 145		
AXIEM	200	3 612	100	5 823	5 823	334		5 381	2 988	1 400	
CERRI CONSULTING France	38	-101	100	921	921	290		1 829	-180	200	
CIRIEL	100	1 444	100	2 654	2 654			10 665	10	201	
COGIX	200	2 157	100	654	654	637		13 691	919	320	
DP CONSULTING	264	-231	100	2 396	2 396	187		2 037	-329		
EDIFIS	224	2 235	100	10 391	10 391			8 169	982	1 100	
EGTM	300	643	100	5 656	5 656	54		6 176	-979	600	
ETHNOS	8	119	100	8	8			326	2		
EEC	40	230	100	1 082	139	543		849	-197		
GERPI	51	1 150	100	1 433	1 433	246		7 131	-196	500	
GRENAT PRODUCTIQUE	79	361	100	394	394			4 525	84		
IDEFI	40	311	100	536	536			1 268	133	150	
LOGIQUAL	200	1 624	100	1 213	1 213	737	228	12 514	455	300	
LORE	500	9 169	100	269	269	1 857		43 691	-2 811	2 000	
NESS	40	1 487	100	7 310	7 255			7 708	105	1 000	
ORTHODROME	40	333	100	4 772	4 772	836		2 005	-329	200	
PSI	98	25	99	91	91	192		1 348	112		
SEGIME	500	12 224	100	13 292	13 292			74 898	303	5 000	
SIVAN	400	3 243	100	991	991			15 476	-213	1 000	
T MIS CONSULTANTS	200	1 302	100	5 221	5 221			10 602	431	800	
TRININFOR	40	861	100	1 606	1 606			2 832	85	150	
2AD	51	380	100	445	445	3		1 717	-99		
LITTLE France	40	-1 019	100	1 307	1 307	315		6 564	1 029		
OSYS	80	718	100	580	580			408	-228		
DMA	100	1 919	100	4 212	0			3 030	1 116		
• *International subsidiaries (in thousand euros)*											
ALTRAN E. S. P.	25 000	6 133	100	25 142	25 142	74 670	7 100	6 690	-382		
ALTRAN EUROPE	62	2 163	100	31	31			27 209	529	3 000	
ALTRAN GMBH	200	2 202	100	202	202	37 110	13	2 545	2 042	519	
ALTRAN ITALIA	98	1 571	100	305	305	88 811	6 155	5 686	485		
ALTRAN NETHERLAND	20	6 452	100	18	18	161 129		373	4 118		
ALTRAN SCANDINAVIA	11	-421	100	12	12	7 885		457	-545		
ALTRAN SWITZERLAND	344	168	100	298	298	31 417	58	2 381	519		
ALTRAN UK	19 231	-1 268	100	20 928	20 928	49 696		0	-2 499		
NETARCHITECTS COMMUNICATION	69	1 687	100	5 090	2 003			6 295	-981		
HOLDINGS (between 10% and 50%)											
CGS Executive Search	246	2 056	41	305	305	545		4 807	42		
B- General information on other holdings whose gross value of stock held is lower than 1% of group's equity	–	–	–	–	–	–	–	–	–	–	
C-General information on holdings (A+B)											
• French subsidiaries	7 879	77 251		98 782	93 572	38 749	228	381 811	14 010	23 071	–
• International subsidiaries	45 035	18 687		52 026	48 939	450 718	13 326	51 636	3 286	3 519	–
• Holdings in french subsidiaries	246	2 056		305	305	545	0	4 807	42	–	–

ALTRAN TECHNOLOGIES

5 - ENVIRONMENTAL REPORT

Staff

The total number of staff employed by ALTRAN TECHNOLOGIES at 31st December 2002 was 1,931, comprising 1,610 consultants, 129 executives and managers, 5 directors and 187 support personnel.
99.5% of employees have permanent employment contracts.
Despite a tight European recruitment market in 2002, Altran was able to hire 321 employees on permanent employment contracts (18 executives and managers, 282 consultants and 21 service support personnel) and 15 employees on fixed term employment contracts.

Redundancies

In 2002, the total number of redundancies was 24. None were for economic reasons.

Overtime

Given the managerial status of the majority (94%) of ALTRAN TECHNOLOGIES employees and the fixed number of 217 work days per year provided for by that status group, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA - tranches exceptionnelles d'activité) which entitle staff to leave days in accordance with the ALTRAN policy and in accordance with the SYNTEC (Institute of research and consulting companies) national agreement on working hours.
Under the French reduced working-time scheme (RTT – Réduction du temps de travail), managerial employees receive, depending on the year, 9 or 10 leave days (RTT days) annually. Non-managerial employees receive 12 RTT days per year. As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

External personnel

For the year ended 31st December 2002, the expenditure of ALTRAN TECHNOLOGIES on external staff (in the form of temporary staff) was 248,000 euro. This relates exclusively to temporary staff in service functions, essentially to provide short-term replacements (three to four weeks on average).

Organisation of working time

The statutory length of the working week is 35 hours.
For the majority of managerial staff, work time is organized on the basis of a fixed number of 217 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.
Out of a total of 1,931 employees, 36 have part-time employment contracts.

Developments in policy remuneration

In 2002, the management of ALTRAN TECHNOLOGIES undertook not to impose a company wide freeze of managerial employees' salaries, despite the economic recession in France, and the financial situation at ALTRAN TECHNOLOGIES. However, with the current financial situation and an uncertain future, the rate of salary increases were significantly reduced.
Nevertheless, ALTRAN TECHNOLOGIES seeks to continue to determine remuneration on an individual basis to ensure that employees are rewarded on individual performance and results. Therefore, in order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increase. As to non-managerial employees, management set the goal of maintaining the same rate of salary increase as the previous year, this to take into account the fact that in difficult economic climate it is often these employees who find themselves exposed.

Employee costs

For the year ended 31st December 2002, the total employment costs incurred by ALTRAN TECHNOLOGIES amounted to 123.625 million euro, of which 80.424 million euro (gross) was paid in salaries to employees.
The associated costs of the company's social protection coverage was 7.862 million euro(of which 1.216 million euro was for health and employee welfare costs and 6.646 million euro for additional retirement benefits).
Other charges relate to social security contributions to the French Social Security agency URSSAF, unemployment insurance contributions, medical examinations, etc.
Annually, ALTRAN TECHNOLOGIES renegotiates its social security cover contracts (health and employee welfare costs), and, due to successful negociations, Altran is able to improve the coverage provided and obtain better value for money.

Equal opportunities for men and women

Within the framework of the compulsory annual negotiations, ALTRAN TECHNOLOGIES presented at a meeting of 10th December 2002 a detailed report on the workforce to the company's union representatives. This report shows a very small disparity which exists in salaries between men and women: between 0 and 1% for managerial staff (often in favour of women) according to position and between 0 and 6% for non-managerial staff, depending on staff category and position.
These figures demonstrate how the company seeks to tailor staff career development and remuneration and to recognise the skills, involvement and achievments of each individual employee.

Internal relations and collective agreements

The turnout for the election of staff representatives was high in 2002. There were 2,030 voters registered and the percentage of persons voting was 26.75%.
10 meetings with staff representatives were held during the year.
No collective agreements were signed.

Information and communication

Information flows both bottom up and top down within the Group, by way of various means of communication – including Intranet an information bulletin from the Staff Council – and through the scheduling of meetings and conferences at Business Unit level.
Regular individual interviews are also held between consultants and their managers, or between consultants and the representatives of the Individual Development Teams *(EDI - Equipes Développement Individuel).*

Procedures

There were 12 disputes settled by alternative dispute resolution methods in 2002. In addition 10 legal proceedings were commenced in 2002 and these cases are still pending.
ALTRAN TECHNOLOGIES has received no formal notices or statements from the workplace inspector in 2002.

Health and safety conditions

In 2002, four meetings of the Health, Safety and Working Conditions Committee (CHSCT) were held.
A large number of initiatives were launched to provide support to customers in the implementation of security programmes and to monitor staff secondments to countries which carry a high risk due to political instability or medical dangers.
A total of 42 people received training on subjects such as electrical accreditations and first aid in a workplace context.

Accidents at work or travelling

Over the course of 2002, there were six work-related accidents - sprains, minor accidents, etc. – which resulted in sick leave (out of a total of 3,177,121 hours worked)
Of those six accidents, two were motor accidents on journeys to work.
As to the seriousness of these work-related accidents, 67 working days were lost. Fortunately, no permanent disabilities or fatal accidents were recorded.
No temporary staff or external service providers were involved in these work-related accidents.
The work-related accident contribution rate for 2002 was 1%, with 803,000 euro being paid to the French Social Security authorities in this regard.

Occupational illness

In terms of work-related illness, no occupational diseases have been declared to the French Social Security authorities, nor work-related pathological conditions.

Training

A total of 1,693 interns received training at ALTRAN TECHNOLOGIES in 2002, accumulating 55,800 training hours. This training was organised either internally (technical lectures and presentations, etc) or externally, and funded either by the French Training Guarantee Fund for Engineering, Computer, Research and Consulting Companies (FAFIEC) or directly by ALTRAN TECHNOLOGIES.
The 2002 annual contributions to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for continuing education, seminars and individual training leave, amounted to 664,000 euro.
The total cost of internal and external training was 1.242 million euro.

Employment and inclusion of disabled employees

In 2002, there were four disabled employees - as recognised as such by the French Technical Commission for Career Guidance and Professional Reclassification (COTOREP).
Almost all employees of ALTRAN TECHNOLOGIES are consultants who carry out their work on customer premises. It is therefore difficult to meet the legal requirement that disabled employees should represent 6% of personnel. An additional contribution of 320,000 euro was paid for 2002.
At the end of 2002, initiatives were introduced by ALTRAN TECHNOLOGIES to provide better support for current disabled employees and to improve such recruitment in future.

Social initiatives

For 2002, the amount of the "social initiatives" budget allocated to the ALTRAN TECHNOLOGIES staff council was 97,000 euro and the operational budget 161,000 euro.

Sub-contractors

In 2002, expenditure on sub-contracting amounted to 41.824 million euro. This relates exclusively to service providers of the ALTRAN Group in the framework of centralised support agreements.

Territorial impact in terms of employment and regional development

The ALTRAN Group is always aware of the territorial impact of its activities in terms of employment and regional development. ALTRAN TECHNOLOGIES endeavours to provide assistance to all employees seconded to Group companies, particularly through its commitments in relation to health, employee welfare and repatriation. All applications for visas and work permits for ALTRAN TECHNOLOGIES are centralised.
In relation to sub-contracting, ALTRAN TECHNOLOGIES centralises technical cooperation agreements within its subsidiaries.
The company's foreign subsidiaries take into account the territorial impact of their activities on regional development and local populations.

Employment policy

ALTRAN TECHNOLOGIES pursues a dynamic employment policy. Thus, in 2002, the company recruited 336 employees, mainly on permanent employment contracts and with managerial status.
Employees are chosen in particular for their expertise, their personality and their development potential. Consultants are all college graduates, with predominantly scientific backgrounds, and are expected to demonstrate intellectual agility and energy in the workplace.

VII - Consolidated Financial Statements at 30th June 2003

1 - DIRECTORS' REPORT

Accounting principles

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation No. 99-02 of the Accounting Regulations Committee (CRC), as approved on 22nd June 1999, and with the recommendations of the National Accounting Council concerning interim accounts.

The accounting methods adopted for the consolidated financial accounts at 30th June 2003 are identical to those used in the annual accounts at 31st December 2002. They are detailed in the "Accounting principles and evaluation methods" included in the 2002 annual report.

In order to facilitate comparability, it should be noted that the correction of errors in the accounts of the 2001 financial year, as recorded in the consolidated financial statements for 2002, had no significant effect on the accounts at 30th June 2002.

Activity and significant events during the year

The preparation of the half-year accounts was carried out under the guidance of the finance department, and was reviewed by the group's Statutory Auditors.

AT 30TH JUNE 2003 THE TURNOVER IS 688 MILLION EUROS.

The turnover generated in the first quarter of 2003 came to 352.9 million euros; the second quarter showed a fall of 5% (4.8% on a like-for-like basis), i.e. a turnover of 335.1 million euros.

This sequential decline of the turner is essentially attributable to the low number of working days over the second quarter of 2003.

DTS, a Brazilian subsidiary, removed from the scope of consolidation over the second half of 2002, was maintained outside the scope at 30th June 2003.

(in thousand euros)	31.12.2002	30.06.2003
Turnover	1,372.8	688.0
EBIT	67.3	23.2
Interest expense	-27.7	-11.6
Net extraordinary income / (expense)	6.4	-1.6
Corporate income tax and employee profit sharing	-26.0	4.0
Net income before amortisation of goodwill and prior period adjustments	20.0	14.0
Amortisation of goodwill	-96.7	-11.2
Prior period adjustments	-32.7	0
Net income	-109.3	2.7
Net attributable income	-109.3	1.2

The contribution of the acquisitions made in 2002 to the turnover stands at 100.9 million euros over the first half.

The turnover of the parent company, Altran Technologies, is 99.8 million euros, with net income of -7.6 million euros after carry back.

With the exception of the Aktiva group, one of whose companies was transferred to a local Arthur D. Little holding in 2003 (off-balance sheet commitment noted in the 2002 annual report), there were no acquisitions over the first half of 2003. In the absence of comprehensive information concerning the Aktiva group, essentially without activity at the present time, the group was not consolidated at 30th June 2003. Certain companies were created in the course of the period but had no significant impact on the balance sheet presented at 30th June 2003.

Breakdown of turnover by country

(in thousand euros)		31/12/2002	30/06/2003	% of turnover 31/12/2002	% of turnover 30/06/2003
	Germany / Austria	114.5	62.4	8%	9%
	Benelux	98.6	46.5	7%	7%
	UK / Ireland	86.5	48.4	6%	7%
	Sweden	21.5	12.6	2%	2%
	Switzerland	55	26.5	4%	4%
TOTAL Northern Europe		376.1	196.4	27%	29%
	Spain	118.4	60.0	9%	9%
	Italy	123.1	61.9	9%	9%
	Portugal	18.6	8.2	1%	1%
TOTAL Southern Europe		260.1	130.1	19%	19%
TOTAL France		660.1	331.3	48%	48%
	Asia	12.8	6	1%	1%
	Brazil	24.3	5.4	2%	1%
	USA	39.5	18.8	3%	3%
TOTAL Outside Europe		76.6	30.2	6%	4%
ALTRAN GROUP		**1,372.9**	**688**	**100%**	**100%**

Activities outside France represent over half of the group's turnover: 356.7 million euros, i.e. 52% of total turnover.

International turnover by zone breaks down as follows: 196.4 million euros for Northern Europe, 130 million euros for Southern Europe and 30.2 million euros outside Europe.

OPERATING PROFIT AT 30TH JUNE 2003 COMES TO 23.3 MILLION EUROS before employee profit sharing (2.8 million euros).

At 30th June 2003, operating profit represents 3.4% of turnover, i.e. 23.3 million euros.

This result at 30th June 2003 is impacted by the payroll (497.2 million euros, i.e. 72% of turnover), operational subcontracting (32.9 million euros, i.e. 4.8% of turnover), travel expenses (32.5 million euros, i.e. 4.7% of turnover) and occupancy expenses (21.6 million euros, i.e. 3.1% of turnover).

Evolution de l'effectif

	30/06/2003	31/12/2002	Variations Absolute value	%
Total personnel	17,044	17,778	- 734	-4.13%

The number of employees fell by 734 between 31st December 2002 and 30th June 2003; a significant proportion of this fall is due to the reduced number of consultants but also to cost cutting in the support functions.

Interest expense

The net financial income of –11.6 million euros reflects the interest charged on the group's debt which stands at 7.5 million euros for the coupons of the convertible bond loan, as well as the interest charged on medium-term loans and accommodation (2.8 million euros).

Net extraordinary income

Net extraordinary income is negative at –1.65 million euros.

In the month of June, the group bought back 10,000 bonds of the loan issue, for the amount of 2.22 million euros, generating a gain of 0.38 million euros.
The bond debt is thus cut by 2.6 million euros to 427.9 million euros at 30th June 2003.
Sales of assets carried out over the first half generated a loss of –1.5 million euros.

Corporate income tax and employee profit sharing

At 30th June 2003, income tax shows a credit of 6.7 million euros, due to tax credits and deferred tax.

Amortisation of goodwill

Amortisation of goodwill comes to 11.2 million euros, breaking down as follows:
- a recurring amortisation of 9.1 million euros
- at 30th June 2003, on the strength of an analysis of elements indicating a loss of asset value, the group noted an extraordinary amortisation of 2.1 million euros on one of its subsidiaries, thus reducing the acquisition goodwill on this subsidiary to zero. A new in-depth study of assets valuation, in accordance with the principles of CRC regulation No. 2002-10 will be carried out at 31st December 2003.

Net debt

Net debt at 30th June 2003 stands at 511.8 million euros, a deterioration of 76.3 million euros compared to 31st December 2002, chiefly due to the payments for the acquisitions made in 2002.

Acquisitions

Paymens over the first half relating to the acquisitions made in previous years came to 81 million euros.
These payments break down as follows:
- A fixed part for the acquisitions made in 2002: 60.3 million euros
- Earnout payments concerning the profits of companies subject to earnout in 2002: 20.7 million euros

Research and Development activity

The gross amount of expenditure for the period on research and development was 330 thousand euros. This has been capitalised in the balance sheet.

Outlook

The Altran Group General Management announced that it had four axes of works at its disposal for redressing its financial situation: centralisation of cash available within the group, implementation of a factoring plan, reduction of customer receivables (DSOs) and return to more satisfactory profit operating margins. The programme has moved forward on all four points.

- Centralisation of cash

  The objective is to centralise 50 to 75% of the cash available in the group at 31st December 2003.
  At 31st December 2002, 24% of the cash was centralised (50.7 million euros out of 211.4 million euros).
  At 30th June 2003, 34% of available cash was centralised (53 million euros out of 153.8 million euros).
  At 30th September 2003, 55% of the cash was centralised. The programme is running ahead of schedule on this point.

- Factoring

Altran aims to carry out between 80 and 100 million euros of factoring by the end of 2003, and about 150 million euros by the end of 2004.

There was no factoring program in existence at 31st December 2002. Factoring involved 7.3 million euros at 30th June 2003, 19 million euros at 30th September 2003 and 50 million euros at 30th October 2003. The introduction of this program was made possible through the signature of agreements with four banking establishments providing the group with finance lines for a total amount of 162 million euros. Thanks to the expansion of the factoring system in the wake of these agreements, the group will be able to meet its objectives.

- Reduction of customer receivables (DSOs)

After a concerted effort to reduce receivables at the end of the 2002 financial year, the group stabilised the amount of trade receivables over the first half at 396.5 million euros. Trade receivables represent 87 days (net amount of trade receivables brought back to the six-month turnover inclusive of tax, taking into account an average VAT rate of 18%) compared to 85 days at 31st December 2002. The implementation of the factoring system and an improved organisation of the sales administration process will enable the group to maintain its objective of reducing customer receivables by 50 million euros between now and the end of 2004.

- Return to more satisfactory margins

Over the first half of the year, Altran took steps to adapt its workforce to the level of activity. Over a full year and other things being equal, these reductions should save about 40 million euros in 2002 given an average cost per employee of 54.2 thousand euros, holding out the promise of results in the medium term. In the context of a listless market, the group will continue over the second half of the year to gear its structure to the same rhythm as over the first six months.

Litigation

- Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), summoned Altran Technologies to a commercial court, claiming the sum of 13.8 million euros in damages. This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to 6 million euros. Since this dispute occurred after the 2002 accounts were closed, no provision was made in the accounts at 31st December 2002.
- In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about 2.3 million euros in damages. This action was prompted by the group's decision, in June 2001, not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

The procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

The procedure was still ongoing and no definitive decision had been reached as at 6th October 2003.

In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 before the Paris Commercial Court for the payment of about 3 million euros in damages. Like the ECG receiver, these shareholders hold against Altran Technologies the fact that it decided not to acquire an interest in the ECG capital.

This separate procedure was still ongoing and no definitive decision had been reached as at 7th October 2003.

At 30th June 2003 the total amount of provision made for all these legal disputes came to 3.4 million euros.

Significant events since 30th June 2003

No significant event has occurred since 30th June 2003.

Altran is currently finalising its investigation of the various refinancing solutions open to it in meeting the repayment deadline for its convertible bond on 1st January 2005 and securing its medium-term funding. In the meantime, the lending banks have, as things stand, kept their credit lines in place until 31st December 2003. Two of these banks (BNP Paribas and Société Générale) have provided written confirmation of the maintenance of these credit lines, while the third (Crédit Agricole Ile de France) is to do so in the coming days.

Balance sheet at 30th June 2003

Assets

in thousand euros	06.30.2003 Gross	Amortisation and provisions	Net	12.31.2002 Net
FIXED ASSETS	**887,143**	**242,003**	**645,140**	**675,716**
Intangible Fixed assets				
Goodwill	23,490	812	22,678	22,383
Other intangible fixed assets	60,079	15,619	44,459	44,400
Goodwill from acquisitions	64,567	156,281	485,286	509,663
Tangible fixed assets				
Land	230	0	230	230
Buildings	14,117	3,156	10,961	11,446
Other tangible fixed assets	102,536	62,756	39,781	44,089
Investments				
Investments				
Other shareholdings	7,776	491	7,285	7,565
Other equity investments	6,660	396	6,264	6,938
Other investments	30,688	2,492	28,196	29,002
CURRENT ASSETS	**712,052**	**27,352**	**684,700**	**749,479**
Inventories & work in progress	3,702	159	3,543	3,757
Advance payments to suppliers	1,990		1,990	728
Trade Notes and Accounts receivable	421,618	25,118	396,500	386,883
Other receivables	130,940	2,029	128,911	146,669
Investment securities	38,505	46	38,458	41,824
Cash and cash equivalents	115,297		115,297	169,618
PREPAID EXPENSES AND DEFERRED CHARGES	**11,016**		**11,016**	**9,676**
Prepaid expenses	9,065		9,065	7,016
Deferred charges	1,951		1,951	2 660
TOTAL ASSETS	**1,610,211**	**269,355**	**1,340,856**	**1,434,871**

Equity and liabilities

In thousand euros	06.30.2003	12.31.2002
SHAREHOLDER'S EQUITY	**249,942**	**250,3658**
Share capital	46,817	46,817
Share premium account	20,461	20,461
Retained earnings	193,414	299,743
Foreign currency translation gains (losses)	-11,992	- 7,312
Profit (loss) for the period	1,242	- 109,344
MINORITY INTEREST	**1,639**	**139**
In reserves	105	- 26
In net income	1,534	165
CONDITIONAL ADVANCES	**37**	**161**
PROVISIONS FOR LOSSES AND CHARGES	**55,253**	**63, 079**
LIABILITIES	**1,021,483**	**1,112, 881**
Convertible bond loans		
Loans and borrowings from financial	435,426	446,250
Institutions	207,685	159,002
Other loans and borrowings	22,447	41,547
Accounts payable	57,338	68,340
Tax and social liabilities	247,618	250,461
Payables related to fixed assets	43,447	134,993
Other liabilities	7,522	12,288
OTHER LIABILITIES AND DEFERRED REVENUES		
Revenues relating to future periods	**12,502**	**8, 246**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,340,856**	**1,434, 871**

Income statement

In thousand euros	06.30.2003	06.30.2002	12.31.2002
Turnover	688,042	696,105	1,372,862
Other operating income	8,297	7,199	19,139
TOTAL OPERATING INCOME	**696,339**	**703,304**	**1,392,001**
Purchases	4,400	4,383	8,763
Other purchases and external expenses	144,468	136,711	281,411
Taxes and similar expenses (excluding income taxes)	11,197	11,642	23,060
Salaries and benefits	497,027	467,647	957,052
Depreciation and provisions	14,905	26,917	50,059
Other expenses	1,088	881	4,283
TOTAL OPERATING EXPENSES	**673,085**	**648,182**	**1,324,628**
OPERATING INCOME	**23,255**	**55,121**	**67,373**
Financial income	14,491	4,473	10,507
Financial expenses	26,114	12,821	38,213
INTEREST EXPENSE	**-11,622**	**-8 348**	**-27,706**
UNDERLYING EARNINGS	**11,633**	**46,773**	**39,667**
Extraordinary income	4,294	3,176	19,533
Extraordinary expense	5,942	3,842	13,081
NET EXTRAORDINARY INCOME / (EXPENSE)	**-1,648**	**-666**	**6,452**
Employee profit sharing	2,768	1,781	2,793
Corporate income tax	-6,788	12,020	23,248
NET INCOME (before amortisation of goodwill)	**14,005**	**32,306**	**20,078**
Amortisation of goodwill	11,229	9,070	96,747
Adjustments for 2001, net of tax			32,701
NET INCOME OF CONSOLIDATED ENTITIES	**2,776**	**23,236**	**-109,370**
Minority interest	1,534	105	-26
NET GROUP INCOME	**1,242**	**23,131**	**-109,344**
EARNINGS PER SHARE			
Number of ordinary shares	**93,634,152**	**91,716,402**	**93,634,131**
Basic earnings / (loss) per share	**0.01**	**0.25**	**-1.18**
Diluted earnings / (loss) per share *	**0.07**	**0.29**	**-1.18**

* *calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.*

Cash flow statement

In thousand euros	06.30.2003	06.30.2002	12.31.2002
CASH FLOW RELATED TO OPERATIONS			
Net income of consolidated companies	2,776	23,237	-109,370
Elimination of expenses and revenues with no impact on cash flow or not related to operations:			
Amortisation, provisions and other expenses	13,417	34,149	154,160
Changes in deferred taxes	-12,752	-1,914	-9,949
Capital gains	1,497	30	791
Operating cash flows of consolidated companies	4,938	55,502	35,632
Impact of exchange rate gains and losses on cash flow	-51	-1,215	175
Dividends received from companies accounted for by the equity method			
Change in financial expenses	-9,359	-7,543	2,173
Change in inventories	312	-1,270	-246
Change in receivables	9,304	-34,859	28,692
Change in debt	-9,523	-18,511	-44,106
Prepaid expenses and deferred income	1,835	9,300	-2,344
Transfers of deferred charges	-12	-88	-99
Change in working capital requirements	**-7,443**	**-52,971**	**-15,930**
Net cash flow generated by operations	**-2,556**	**1,316**	**19,877**
Cash flow related to investment transactions			
Acquisitions of fixed assets *	-11,616	-55,844	-72,989
Sales of fixed assets	2,252	6,386	9,315
Impact of changes in the scope of consolidation	-78,702	-90,114	-142,719
Net cash flow related to investment transactions	**-88,066**	**-139,572**	**-206,393**
Cash flow related to financing transactions			
Dividends paid to shareholders of the parent company	0	-18,343	-18,343
Dividends paid to minority interests in consolidated companies	-16	0	-23
Sale / repurchase of shares in the company	287	0	-9,040
Capital increases and other changes	-124	23	12,284
Loan issues	53,689	34,773	129,255
Debt and loan repayments	-24,827	-30,911	-27,842
Net cash flow related to financing transactions	**29,009**	**-14,458**	**86,291**
Change in cash position	**-61,613**	**-152,714**	**-100,225**
Cash at beginning of year	218,363	321,342	321,342
Cash at end of year	153,802	166,289	218,363
Impacts of movements in foreign currency exchange rates	-2,946	-2,339	-2,753

Changes in consolidated shareholders' equity

(in thousand euros)

	Share capital	Share premium	Consolidated reserves	Net income for the period	Foreign exchange unrealised gains	Total shareholder's equity
Shareholders' equity at 31st December 2001	45,858	9,106	206,237	120,837	-1,860	380,178
Increases in capital	959	11 355				12,314
Shares in holding company			-9,040			-9,040
Allocation of 2001 net income			120,837	-120,837		-
Dividends paid			- 18,343			- 18,343
Consolidated loss in 2002				- 109,344		-109,344
Changes in exchange rate gains/(losses)					- 5,452	- 5,452
Other movements			52			52
Shareholders' equity at 31st December 2002	46,817	20,461	299,743	- 109,344	- 7,312	250,365

(in thousand euros)

	Share capital	Share premium	Consolidated reserves	Net income for the period	Foreign exchange unrealised gains	Total shareholder's equity
Shareholders' equity at 31st December 2002	46,817	20,461	299,743	- 109,344	- 7,312	250,365
Increases in capital						
Shares in holding company			2,913			2 ,913
Allocation of 2001 net income			- 109,344	109,344		-
Dividends paid				-		-
Consolidated loss in 2002				1,241		1,241
Changes in exchange rate gains/(losses)					-4,680	-4,680
Other movements			102			102
Shareholders' equity at 31st December 2002	46,817	20,461	193,414	1,241	-11,992	249,941

3 – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting principles

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation No. 99-02 of the Accounting Regulations Committee (CRC), as approved on 22nd June 1999, and with the recommendations of the National Accounting Council concerning interim accounts.

The accounting methods adopted for the consolidated financial accounts at 30th June 2003 are identical to those used in the annual accounts at 31st December 2002. They are detailed in the "Accounting principles and evaluation methods" included in the 2002 annual report.

With regard to comparability, it should be noted that the correction of errors in the accounts of the 2001 financial year, as recorded in the consolidated financial statements for 2002, had no significant effect on the accounts at 30th June 2002.

Events occurring in the first half of 2003

a) Transfer of treasury stock

The 114,000 securities held by the Altran group and subject to write-down in consolidated shareholders' equity in 2002 for the amount of 9,040 thousand euros were sold in March 2003. The loss net of tax generated by this operation was attributed to shareholders' equity in accordance with the recommendations of CRC regulation No. 99-02. The net impact on reserves came to 2,913 thousand euros.

b) Changes in the scope of consolidation

The following companies entered the scope of consolidation over the first half of 2003 and were consolidated according to the global integration method as from their effective date of entry in the group:

- ALTRAN TECH IRELAND .... at the rate of .... 94,63 % of shares
- ALTRAN AUSTRIA .... at the rate of .... 95 % of shares
- ALTRAN TECH AUSTRIA .... at the rate of .... 95 % of shares
- ALTRAN NETHERLAND .... at the rate of .... 95 % of shares
- CQ CONSULTING Gmbh .... at the rate of .... 99.55 % of shares
- CHS ESPANA .... at the rate of .... 100 % of shares
- BERATA PARIS .... at the rate of .... 100 % of shares
- GMTS .... at the rate of .... 100 % of shares

These entries in the scope of consolidation essentially concerned the creation of companies and had no significant impact on the balance sheet presented at 30th June 2003.

In the absence of comprehensive information concerning the Aktiva group, essentially without activity at the present time, the group was not consolidated at 30th June 2003.

A 5% interest adjustment was made to Altran International in which the group has a 95% stake. This adjustment had an impact of 1,685 thousand euros on the group's income over the period.

The impact breaks down as follows:

(in thousand euros)

Year	1997	1998	1999	2000	2001	2002	Total
Impact	-110	-82	-607	-595	-626	335	-1,685

Altran International BV was created in 1997 and from the outset was 95% held by Altran Technologies SA, the remaining 5% being held by a physical person, Mr Frédéric Bonan, a former group executive. Altran Technologies financed its subsidiary through a partners' current account in order to make certain international acquisitions and to

meet the cash requirements linked to the operation of these companies. Altran International BV is thus the parent company of country holdings encompassing:

- Netherlands
- Belgium (except Altran Europe)
- Luxembourg
- Austria
- Ireland
- Portugal
- Brazil
- USA
- Asia

Altran International BV also owns the Arthur D. Little brand name.

The Altran Technologies partner current account with Altran International BV came to 161.1 million euros at 31st December 2002 and 170.8 million euros at 30th June 2003.

Acquisition goodwill and amortisation

(in thousand euros)

	Value at start of year	Increase for the period	Decrease for the period	Movements	Foreign exchange unrealised gains	Other movements	Value at end of year
Gross acquisition goodwill	654,741	910	-9,967		-3,531	- 586	641,567
Amortisation	68,660	9,085			-13	- 10	77,722
Extraordinary a mortisation	76,418	2,141					78,559
Net acquisition goodwill	509,663	- 10,316	-9,967	0	- 3,518	- 576	485,286

The increase in acquisition goodwill corresponds to the price complements to be paid for companies closing their accounts at 30th June 2003.

The decrease corresponds to the readjusted estimates of price complements concerning the 2002 financial year, paid over the first half of 2003.

The amortisation expense of the acquisition goodwill came to 11.2 million euros in 2003. It includes an extraordinary amortisation of 2.2 million euros concerning an English subsidiary whose acquisition goodwill was amortised in full.

Any price complements due for the year 2003 will be determined on the basis of the annual accounts closed at 31st December 2003. Where applicable, the corresponding commitments will be recorded in payables to fixed assets suppliers at this date.

Payables related to fixed assets

The payables related to fixed assets principally include debts on securities for a total of 42,727 thousand euros including 18,334 thousand euros relating to DTS.

They include 41,817 thousand euros of price complements and fixed parts left to be paid for the 2002 financial year, and 910 thousand euros of price complements for the first half of 2003.

Information on the sector at 30th June 2003

Turnover by geographical zone, corresponding to the group's internal mode of organisation, breaks down as follows:

(in thousand euros)	1st half 2003		2002	
	Turnover	% turnover	Turnover	% turnover
France	331,274	48.1%	660,073	48.0%
Italy	61,987	9.00%	123,157	9.0%
Spain	60,002	8.7%	118,400	8.6%
Germany	56,330	8.2%	105,708	7.7%
Great Britain	47,152	6.9%	86,028	6.2%
Switzerland	26,504	3.9%	55,039	4.0%
Benelux	46,485	6.8%	98,622	7.2%
USA	18,816	2.7%	39,495	2.9%
Sweden	12,569	1.8%	21,488	1.7%
Austria	6,067	0.9%	8,787	0.6%
Brazil	5,376	0.8%	24,263	1.8%
Portugal	8,194	1.20%	15,035	1.10%
Others	7,286	1.10%	16,767	1.20%
Total	688,042	100.00%	1,372,862	100.00%

Information on legal disputes

There are no major changes to report with regard to the legal disputes mentioned in the 2002 annual report.

Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), summoned Altran Technologies to a commercial court, claiming the sum of 13.8 million euros in damages. This claim is based on the loss of possible earnout payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to 6 million euros. Since this dispute occurred after the 2002 accounts were closed, a provision was made in the accounts at 30th June 2003

At 30th June 2003 the total amount of provision made for all the group's litigation came to 3.4 million euros.

Events occurring since 30th June 2003

No significant event has occurred since 30th June 2003.

At the present time, the group is still negotiating with the banks concerning the conditions in which they would be prepared to forgo the early repayment clause on the medium-term credits lines.

Off-balance sheet commitments

The performance bonds and guarantees given have decreased by 15 million euros. This change is due to cancellations of guarantees on bank overdrafts.

	Total	Payment per period		
		Less than 1 year	One to five years	More than five years
Performance bonds & guarantees given to 3rd parties (1)	36,669,025	25,294,122	6,753,644	4,621,259
Debts guaranteed by tangible securities	795,860	382,695	413,165	
Discounted notes not yet matured	391,622	391,622		
Capital leasing commitments	682,185	363,489	318,696	
	38,538,692	26,431,928	7,485,505	4,621,259
(1) including guarantees given to clients	4,707,151		4 ,617 ,000	90,151

Recent changes

Altran is currently finalising its investigation of the various refinancing solutions open to it in meeting the repayment deadline for its convertible bond on 1st January 2005 and securing its medium-term funding. In the meantime, the three lending banks have, as things stand, kept their credit lines in place until 31st December 2003.

The group as of now announces that the third quarter turnover should come out at between 310 and 320 million euros. The workforce should be reduced by about 400 persons in the third quarter. The turnover for the third quarter will be published on 15th November at the latest.

VIII - Reports of the Statutory Auditors

GENERAL REPORT OF THE STATUTORY AUDITORS ON THE ANNUAL ACCOUNTS

Financial year ended 31st December 2002

In our capacity as Statutory Auditors, appointed by the Shareholders' meeting, we present below our report concerning the year ended at 31st December 2002, on:

• the audit of the accompanying annual accounts of Altran Technologies S.A.,

• the specific procedures and disclosures prescribed by law,

These annual accounts have been prepared by the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

I - Opinion on the annual accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation. We believe that our audit provides a reasonable basis for our opinion.

We certify that the annual accounts present fairly, in all material respects, the financial position of the Company at 31st December 2002 and the results of its operations for the year ended, in accordance with French accounting principles.

Without qualifying the above opinion, we draw attention to the following points covered in:

• the paragraph "Accounting and valuation principles", which mentions the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable or CRC (French Accounting Regulations Committee) applying to liabilities;

• the *note on medium-term credit lines (p.85) relating to the early repayment clauses of covenants that are being* renegotiated.

II - Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Board of Directors' report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

In accordance with the law, we verified that all the information relating to share investments, controlling interests and the identity of the shareholders has been included in the Directors' report.

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

Financial year ended 31st December 2002

In our capacity as the Statutory Auditors of your Company, we are required to report certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by Article L. 225-38 of The Commercial Code.

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED ACCOUNTS

Financial year ended 31st December 2002

In our capacity as Statutory Auditors, appointed by the Shareholders' meeting, we have verified the consolidated accounts of Altran Technologies, as appended to this report, with respect to the financial year ending on 31st December 2002

These consolidated accounts have been prepared by the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit.

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation. We believe that our audit provides a reasonable basis for our opinion.

We certify that the consolidated accounts present fairly, in all material respects, the holdings, the financial position and the results of the operations of all the consolidated companies, in accordance with French accounting principles.
Without qualifying the above opinion, we draw attention to the following points covered in:

- the note on "Accounting and valuation principles" (p.77), concerning a change of presentation and the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable or CRC (French Accounting Regulations Committee) applying to liabilities;
- the note concerning the correction of errors identified on the accounts ended at 31st December 2001 (page 79);
- the note on medium-term credit lines (p.85) relating to the early repayment clauses of the covenants that are being renegotiated.

In accordance with the professional standards applicable in France, we also verified all the information relating to the group and included in the Directors' report.

We have nothing to report with respect to the fairness of this information and its consistency with the consolidated accounts.

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

Report on the Limited Examination of the Half-Year Consolidated Accounts

(Articles L. 232-7 of the Commercial Code and 297-1 of the decree of 23rd March 1967)

In our capacity as Statutory Auditors, and in application of article L. 232-7 of the Commercial Code, we have carried out:
- a limited examination of the activity schedule and consolidated results in the form of the interim consolidated results of Altran Technologies concerning the period from 1st January to 30th June 2003, as included in this report;
- the verification of the information given in the half-year report.

These interim consolidated accounts have been prepared by the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit.

We have conducted our audit in accordance with French professional standards. Those standards require that we apply the diligence required to obtain a reasonable assurance, but one more limited in scope than an assurance resulting from an audit, that the interim consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An examination of this kind does not include all the controls associated with an audit, but is restricted to implementing analytical procedures and obtaining the information deemed necessary from the directors and all competent persons.

On the basis of our limited examination, we have noted no significant anomalies such as to call into question, with regard to French accounting regulations and practices, the regularity and sincerity of the interim consolidated accounts or the accurate picture they give of the holdings, the financial position and the results of all the consolidated companies.

Without qualifying the above opinion, we wish to draw attention to note 7 (p. 128) indicating that the group is in the process of negotiating with the banks concerning the conditions in which they might be prepared to forgo the exercise the early repayment clause on the medium-term credits.

In accordance with the professional standards applicable in France, we also verified the information contained in the half-year report and commenting on the subject of our limited examination, that is to say the interim consolidated accounts

We have nothing to report with respect to the fairness of this information and its consistency with the consolidated accounts.

Paris, 29th October 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

CERTIFICATION OF THE STATUTORY AUDITORS ON THE REFERENCE DOCUMENTS

As auditors of the accounts of Altran Technologies, pursuant to Regulations COB No.98-01, and in accordance with the professional standards applicable in France, we have carried out an examination of the financial situation and historical accounts contained in this reference document.
This reference document was prepared under the responsibility of Mr Alexis Kniazeff, Chairman and Chief Executive Officer of Altran Technologies. Our task is to express an opinion as to the true and fair nature of the information it contains on the financial situation and the accounts.
Our work, in accordance with the professional standards applicable in France, consisted of evaluating the true and fair nature of the information on the financial situation and the accounts and verifying that it is consistent with the accounts which were the subject of a report. It also consisted of reading other information contained in the reference document in order, where applicable, to identify significant inconsistencies with the information on the financial situation and the accounts, and to point out any manifestly incorrect information that we might discover based on our general knowledge of the company gained during our work. Given the forecast data concerning future price complements derived by a process of construction, this review has taken into account the hypotheses adopted by the management and their expression in figures.

The annual accounts and the consolidated accounts for the financial years ended 31st December 2000, 2001 and 2002 prepared by the Board of Directors, were audited by ourselves, in accordance with the professional standards applicable in France. We carried out a limited examination of the consolidated half-year accounts at 30th June 2003, prepared by the Board of Directors, in accordance with the professional standards applicable in France. The accounts closed at 31st December 2000 and 2001 were certified without reserve or observation. The accounts closed at 31st December 2002 were certified without reserve, with the following observations:
Without qualifying the above opinion, we wish to draw attention to the following points expounded in:

- the note on "Accounting and valuation principles" concerning a change of presentation and the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable or CRC (French Accounting Regulations Committee) applying to liabilities
- the note concerning the correction of errors identified on the accounts ended at 31st December 2001
- the note on medium-term credit lines relating to covenants that are being renegotiated

The accounts closed at 30th June 2003 were certified without reserve, with the following observation:
Without qualifying the conclusion expressed above, we wish to draw attention to note 7 (p. 128) indicating that the group is in the process of negotiating with the banks concerning the conditions in which they might be prepared to forgo the early repayment clause on the medium-term credits.
Without qualifying the above observation, we wish to draw attention to the note "Recent Developments" of the note at 30th June 2003 detailing the state of progress with regard to the refinancing envisaged in order to meet the 1st January 2005 deadline for repayment of the convertible bond loan and secure the group's medium-term financing, together with the agreements reached with the banks concerning medium-term credits.

On the basis of our work, we have no comments to make as to the truth and fairness of the information on the financial situation and the accounts presented in this reference document.

Paris, 31st October 2003
The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé
ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

IX - Concordance Table

In order to facilitate the consultation of the annual report submitted as a prospectus, we have included below a summary providing references to the principal information required, pursuant to COB Regulation No.98-01

ALTRAN TECHNOLOGIES

ALTRAN TECHNOLOGIES
A joint stock company with a capital of 46.817.065,50 Euros

Registered office:
58, boulevard Gouvion Saint-Cyr
75017 PARIS
702 012 956 RCS PARIS

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 4

2003 REVENUE : €1 335.6

Total revenue of the Altran group for 2003 amounted to €1 335.6 million compared to 2002, revenue is down by 2.7 % and organic revenue is down by 4.7 %. Foreign exchange accounted for a negative impact of 0.9 % on the sales figure.

In 2003, business in France was resilient despite difficult economic conditions. Total revenue is down 0.2 % in total and organic. International business was less resilient as revenue was down 5.1 % and 10.1 % for organic.

Fourth quarter 2003 revenue amounted to €333.3 million of which 47.8 million were generated by companies acquired in 2002.

The quarterly sales figure was subject to a negative impact of €5.2 million compared to previous periods. This adjustment is mainly due to a subsidiary outside France for which an internal control revealed abnormalities. The group has taken on the consequences of this in terms of management and has cancelled contributions to revenue that were not entirely reliable. If it were not for this adjustment, quarterly revenues would have been €338.5 million.

Fourth quarter revenue is up 6.1 % compared to the third quarter of 2003. On a constant basis(1) the increase is of 4.8 %. The negative impact of foreign exchange accounts for 0.7 %.

Revenue outside France amount to €161.9 million which is an increase of 2.4 % globally and an decrease of 0.8 % in organic revenue, as compared to the third quarter of 2003.

In France revenue was €171.5 million, which is an increase of 9.9 % and 9.2 % organic as compared to the third quarter of 2003.

No acquisition was made in 2003.

(€m)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003	2003
Revenue excluding companies acquired (a)	301.3	285.8	272.3	285.5	1 144.9
Contribution of companies acquired in 2002 (b)	51.6	49.3	41.9	47.8	190.6
Contribution of companies acquired in 2003 (c)	0.0	0.0	0.0	0.0	0.0
Total Revenue (a)+(b)+(c)	352.9	335.1	314.2	333.3	1 335.6

The comparison of quarterly revenue with those of 2002 will not be made because of the lack of information on the quarterly revenue adjustments in 2002, as already stated in previous quarter revenue publications.

As of the 31st of December 2003, the total number of employees in the group(2) was 16 533, a decrease of 1 245 compared to the beginning of the year.

The decrease in revenue for the 2nd half year and the ongoing reorganization may result in a slight negative EBIT for the 2nd half of the year.

Moreover, an impairment test of goodwill is currently underway in accordance with the French accounting rules. This could result in extraordinary depreciation of goodwill amounting to several tens of millions of euros, but staying well below that of 2002.

The group regards having benefited fully from the savings made in 2003, due to the restructuring carried out. The group maintains a return to double digit EBIT margin as a major objective during the 2nd half of 2004.

Next publication : 2003 Results, after market close on 6th April 2004.

(1) Organic revenue is the revenue for the period minus revenue of companies acquired during the period and in the previous financial year.

(2) In Q3 231 were not included in the published figure. At the end of Q3 total staff was 16 759.

FOR FURTHER INFORMATION

Investor relations : Laurent Dubois : + 33 (0)1 44 09 64 00
www.altran.net
Media relations - *Image 7 : Véronique Ogée / Estelle Guillot Tantay : + 33 (0)1 53 70 74 70*

ALTRAN TECHNOLOGIES

File n° 82-5164

ANALYST PRESENTATION
EXHIBIT 5

Altran



2003 Sales

Eric Albrand
CFO

Laurent Dubois
Head of Investors Relations

February 16th, 2004

ALTRAN

Altran

Agenda

- 2003 Sales
- Staff Evolution
- Conclusion

Agenda

Agenda

2003 Sales

Staff

Conclusion



1. **2003 Sales**
2. Staff Evolution
3. Conclusion

■ 2003 Sales

- 2003 sales stands at **€1335.6** implying a – **2.7%** total growth over 2002 **(€1372.9m)**
- Organic growth over 2002 was – **4.7%**
- Acquisitions made in 2002 contributed on 2003 for **€190.6m**
- International sales represents **50.7%** of group sales
- FX had a negative impact of **0.9%** on 2003

1. 2003 Sales

Group's sales evolution

Agenda
2003 Sales
Staff
Conclusion

	(in €m) FY 2002	FY 2003	(in %) Change
Revenues without contribution of acquired companies (a)	1201,6	1144,9	-4,7
Contribution of companies acquired in 2002 (b)	171,3	190,6	Na
Contribution of companies acquired in 2003 (c)	0,0	0,0	Na
Total consolidated (a+b+c)	1372,9	1335,6	-2,7

1. 2003 Sales

France sales evolution

Agenda
2003 Sales
Staff
Conclusion

	(in €m) FY 2002	FY 2003	(in %) Change
Revenues without contribution of acquired companies (a)	649,4	648,1	-0,2
Contribution of companies acquired in 2002 (b)	10,7	10,7	Na
Contribution of companies acquired in 2003 (c)	0,0	0,0	Na
Total consolidated (a+b+c)	660,1	658,8	-0,2

1. 2003 Sales

International sales evolution

Agenda
2003 Sales
Staff
Conclusion

	FY 2002 (in €m)	FY2003 (in €m)	Change (in %)
Revenues without contribution of acquired companies (a)	552,2	496,7	-10,1
Contribution of companies acquired in 2002 (b)	160,6	180,0	Na
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	712,8	676,7	-5,1

1. 2003 Sales

Organic growth by region *(in %)*

Full year 2003 over full year 2002	Organic growth	Total Growth
France	-0,2	-0,2
Northern europe	-5,2	-2,0
Southern Europe	-11,1	-4,7
Americas	-27,2	-21,8
Asia	-4,0	-17,7
Group	-4,7	-2,7

- Americas is affected by a strong FX impact distorting the analysis (19.2% negative impact of US$/€ parity)

- The FX impact is calculated through the comparison of average parity over 2002 and 2003

1. 2003 Sales

FY sales by Country / Zone *(in €m)*



Portugal
18,6
15,3
2002
2003
United Kingdom
86,4
90,3
2002
2003
Benelux
98,6
91,5
2002
2003
Sweden
21,5
22,6
2002
2003
Asia
12,8
10,6
2002
2003
Germany
105,7
113,1
2002
2003
USA
39,5
38,5
2002
2003
Austria
8,8
10,2
2002
2003
Brazil
24,3
11,4
2002
2003
Spain
118,4
110,5
2002
2003
France
660,1
658,8
2002
2003
Switzerland
55,0
40,9
2002
2003
Italy
123,2
121,9
2002
2003

Country / Zone	2002	2003
Portugal	18,6	15,3
United Kingdom	86,4	90,3
Benelux	98,6	91,5
Sweden	21,5	22,6
Asia	12,8	10,6
Germany	105,7	113,1
USA	39,5	38,5
Austria	8,8	10,2
Brazil	24,3	11,4
Spain	118,4	110,5
France	660,1	658,8
Switzerland	55,0	40,9
Italy	123,2	121,9

Agenda
2003 Sales
Staff
Conclusion

■ 1. 2003 Sales

Quarterly sales by Country / Zone *(in €m)*



Portugal
3,9 4,3 3,3 3,8
Q1 Q2 Q3 Q4
United Kingdom
25,5 22,6 20,9 21,3
Q1 Q2 Q3 Q4
Benelux
24,5 22,0 21,6 23,4
Q1 Q2 Q3 Q4
Sweden
6,7 5,9 4,3 5,7
Q1 Q2 Q3 Q4
Asia
2,8 3,2 2,5 2,1
Q1 Q2 Q3 Q4
Germany
28,2 28,2 28,3 28,4
Q1 Q2 Q3 Q4
USA
9,1 9,7 10,3 9,4
Q1 Q2 Q3 Q4
Austria
2,9 3,1 2,1 2,1
Q1 Q2 Q3 Q4
Brazil
2,6 2,8 3,0 3,0
Q1 Q2 Q3 Q4
Spain
30,8 29,5 25,2 25,0
Q1 Q2 Q3 Q4
France
169,5 161,7 156,1 171,5
Q1 Q2 Q3 Q4
Switzerland
14,6 11,9 9,2 5,2
Q1 Q2 Q3 Q4
Italy
31,7 30,3 27,5 32,4
Q1 Q2 Q3 Q4

Agenda
2003 Sales
Staff
Conclusion

2003 Sales

Q4 sales analysis

- Q4 2003 sales stands at **€333.3m** implying a **6.1%** total sequential growth over Q3 2003 despite a fewer number of working days (-1.2%)
- Sequential organic growth over Q3 2003 was **4.8%**
- Without a **€5.2m** adjustment related to previous periods Q4 sales is **€338.5m**
- Acquisitions made in 2002 contributed on Q4 2003 for **€47.8m**
- International sales represents **48.6%** of group sales
- FX has a negative impact of **0.7%** on sequential growth concerning Q4 2003 over Q3 2003

Agenda
2003 Sales
Staff
Conclusion

1. 2003 Sales

Q4 Group's sales evolution

	Q3 2003 (in €m)	Q4 2003 (in €m)	Change Q4/Q3 (in %)
Revenues without contribution of acquired companies (a)	272,3	285,5	4,8
Contribution of companies acquired in 2002 (b)	41,9	47,8	14,1
Contribution of companies acquired in 2003 (c)	0,0	0,0	Na
Total consolidated (a+b+c)	314,2	333,3	6,1

1. 2003 Sales

Q4 France sales evolution

(in €m) *(in %)*

	Q3 2003	Q4 2003	Change Q4/Q3
Revenues without contribution of acquired companies (a)	154,1	168,3	9,2
Contribution of companies acquired in 2002 (b)	2,0	3,2	60,0
Contribution of companies acquired in 2003 (c)	0,0	0,0	Na
Total consolidated (a+b+c)	156,1	171,5	9,9

1. 2003 Sales

Q4 International sales evolution

Agenda
2003 Sales
Staff
Conclusion

	(in €m)		(in %)
	Q3 2003	Q4 2003	Change Q4/Q3
Revenues without contribution of acquired companies (a)	118,2	117,3	-0,8
Contribution of companies acquired in 2002 (b)	39,9	44,6	11,8
Contribution of companies acquired in 2003 (c)	0,0	0,0	Na
Total consolidated (a+b+c)	158,1	161,9	2,4

1. 2003 Sales

Q4 sequential growth by region *(in %)*

Q4 2003 over Q3 over 2003	Organic growth	Total Growth
France	9,2	9,9
Northern europe	-2,0	-0,3
Southern Europe	2,2	9,6
Americas	-7,3	-7,0
Asia	nd	-17,3
Group	4,8	6,1

Agenda

1. 2003 Sales
2. Staff evolution
3. Conclusion

2. Staff Evolution

Agenda
2003 Sales
Staff
Conclusion

- At the end of December 2003 total group staff was **16.533** excluding DTS which is no longer consolidated
- Since December 2002 total staff have been reduced by **1.245** representing a 7.0% decline
- Group adapted is staff to the current level of activity throughout 2003
- In Q3 **16.528** has been reported has group's total staff whereas 231 people where missing. Total staff at the end of Q3 was therefore **16.759**
- Internal control on staff reporting has been implemented to avoid such discrepancies

2. Staff Evolution

Agenda

2003 Sales

Effectif

Conclusion


- 404
- 330
- 285
-226
17 778
17374
17 044
231
16 528
16533
December 02
March 03
June 03
September 03
December 2003

In Q3 16.528 has been reported has group's total staff whereas 231 people where missing. Total staff at the end of Q3 was therefore 16.759

Agenda

Altran



2003 Sales

Questions

February 16th, 2004

ALTRAN